================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             JPS TEXTILE GROUP, INC.
                             -----------------------
             (Exact name of registrant as specified in its charter)


          DELAWARE                                               57-0868166
          --------                                               ----------
(State or other jurisdiction of                              (I.R.S. employer
 incorporation or organization)                           identification number)


      555 N. Pleasantburg Drive
              Suite 202
      Greenville, South Carolina                                   29607
-----------------------------------------                        ---------
(Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code: (864) 239-3900

        Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                         Name of each exchange on which
    to be registered                          each class is to be registered
    ----------------                          ------------------------------

         None


        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                            $.01 PAR VALUE PER SHARE
                            ------------------------
                                (Title of Class)


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NYFS09...:\75\55175\0042\5537\REG8187N.09B

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

ITEM 1.  BUSINESS..........................................................  1

ITEM 2.  SELECTED HISTORICAL FINANCIAL DATA................................  8

ITEM 3.  PROPERTIES........................................................ 27

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT........................................................ 28

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.................................. 32

ITEM 6.  EXECUTIVE COMPENSATION............................................ 35

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................... 40

ITEM 8.  LEGAL PROCEEDINGS................................................. 40

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS............................ 40

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.......................... 41

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.......... 41

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS........................ 43

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA...................... 44

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE............................... 44

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS................................ 44

ITEM 1.  BUSINESS.

BACKGROUND

            JPS Textile Group, Inc., a Delaware corporation ("JPS"), and its subsidiaries (collectively with JPS, the "Company") are one of the largest domestic manufacturers of textile and textile-related products for the apparel, industrial and home fashion markets. The Company conducts its operations from ten manufacturing plants in five states and employs approximately 3,700 people. The Company competes in three industry segments: Apparel Fabrics and Products, Industrial Fabrics and Products and Home Fashion Textiles.

            Apparel Fabrics and Products. The Company is a leading manufacturer of greige goods (unfinished woven fabrics) and yarn. The Company's products are used in the manufacture of a broad range of consumer apparel products including blouses, dresses, sportswear and undergarments. The Company produces greige fabrics from spun and filament yarns that are used ultimately in the manufacture of apparel such as blouses, dresses and sportswear. Greige goods are produced primarily from rayon, acetate, polyester and cotton and are primarily sold to other textile manufacturers for use in producing printed and dyed fabrics. The Company also produces a variety of rayon and polyester spun yarns for its own use and for sale to manufacturers of knitted apparel.

            Industrial Fabrics and Products. The Company manufactures products used by the building construction industry and a broad range of woven fabrics with specialty applications. Principal construction products include single-ply membrane roofing and fiberglass reinforcement fabrics. In addition, the Company produces membranes for use primarily in environmental containment systems and specialty urethane products for use in the manufacture of various products such as athletic shoes, "bulletproof" glass, disposable intravenous bags, seamless welded drive belts and tubing. Other fabrics produced in this segment are used in the manufacture of such products as flame retardant clothing, filtration products, tarpaulins, awnings, athletic tapes, electronic circuit boards and advanced composites.

            Home Fashion Textiles. The Company produces a variety of unfinished woven fabrics and yarns for use in the manufacture of draperies, curtains and lampshades and is a major producer of solution-dyed drapery fabrics.

            JPS was organized in December 1986, and its wholly-owned operating subsidiaries include JPS Elastomerics Corp. ("Elastomerics") and JPS Converter and Industrial Corp. ("C&I"). JPS's remaining wholly- owned subsidiaries do not have any significant operations: JPS Capital Corp. ("JPS Capital"), International Fabrics, Inc. ("Fabrics"), JPS Auto, Inc. ("Auto"), and JPS Carpet Corp. ("Carpet"). The operating subsidiaries each have independent administrative, manufacturing, and marketing capabilities for all material aspects of their operations, including product design, customer service, purchasing, and collections. JPS provides all finance and strategic planning services and handles the legal, tax, and regulatory affairs for its subsidiaries. JPS Capital was formed in 1994 as a special purpose subsidiary to hold (and invest) $39.5 million, representing a portion of the proceeds received from the sale of the assets of the Company's automotive division in June 1994, including the assets of Auto. These funds were set aside to satisfy possible contingent tax liabilities incurred in connection with that sale. The funds held by JPS Capital currently aggregate approximately $48.2 million. Auto and Carpet formerly owned and operated the Company's automotive products and carpet businesses, respectively. The assets of those businesses were sold in 1994 and 1995, respectively. See "-- Dispositions of Assets; Plant Closing."

            In addition to its direct ownership interest in the foregoing domestic corporations, JPS has an indirect ownership interest in a foreign corporation. Specifically, in 1996, JPS's wholly-owned subsidiary, Fabrics, acquired a 50% ownership interest in the Mexican corporation, Ingeneria Textil Mexicano, S.A. de C.V. ("ITM"), which is engaged in the manufacture and sale of textile products for the apparel industry in Mexico.

            The principal executive offices of the Company are located at 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607; telephone number (864) 239-3900.

The 1988 Acquisition

            On May 9, 1988, JPS acquired substantially all the assets of certain operating divisions (the "Predecessor Stevens Divisions") of J.P. Stevens & Co., Inc. ("J.P. Stevens") in exchange for approximately $527 million in cash and reorganized the newly acquired divisions into wholly-owned direct and indirect subsidiaries. At that time, the Company issued certain public debt and equity securities in order to partially finance the acquisition. In June 1989, the Company raised $323.6 million by issuing certain public debt and equity securities to refinance certain outstanding notes and a portion of the indebtedness incurred in connection with the acquisition. Due to prevailing market conditions, the securities were priced for sale at higher rates than the Company anticipated would be necessary at the time of the acquisition. As a result of the high interest rates and a weak business environment for certain of the subsidiaries, the Company realized lower than expected operating earnings and cash flow which, in turn, materially impaired its ability to service its outstanding debt and fund capital expenditures.

The 1991 Restructuring

            In 1990, the Company negotiated the terms of a recapitalization proposal with a steering committee comprised of institutional holders of a substantial amount of the then-outstanding securities, which culminated in JPS's prepetition solicitation of votes to accept or reject a chapter 11 plan of reorganization. The plan was overwhelmingly accepted. On February 7, 1991, JPS filed a petition for relief under chapter 11 of title 11, United States Code (the "Bankruptcy Code"), and approximately 42 days thereafter, JPS's plan was confirmed by the bankruptcy court and JPS emerged from chapter 11. Pursuant to that plan, in exchange for the Company's outstanding debt securities and JPS's equity securities, JPS issued (i) $100 million in principal amount of senior secured notes due June 1, 1995 and June 1, 1996 (all of which were redeemed in 1994), (ii) $151.1 million in principal amount of 10.85% Senior Subordinated Discount Notes due June 1, 1999 (the "10.85% Notes"), $125 million in principal amount of 10.25% Senior Subordinated Notes due June 1, 1999 (the "10.25% Notes"), and $75 million in principal amount of 7% Subordinated Debentures due May 15, 2000 (the "7% Subordinated Debentures" and, collectively with the 10.85% Notes and the 10.25% Notes, the "Old Debt Securities"), (iii) 390,719 shares of Series A Senior Preferred Stock (the "Old Senior Preferred Stock"), (iv) 10,000 shares of Series B Junior Preferred Stock (the "Old Junior Preferred Stock"),
(v) 490,000 shares of class A common stock, par value $0.01 per shares (the "Class A Common Stock") and (vi) 510,000 shares of class B common stock, par value $0.01 per shares (the "Class B Common Stock" and, together with the Class A Common Stock, the "Old Common Stock"). The 1991 restructuring did not significantly reduce the amount of the Company's outstanding indebtedness.

Dispositions of Assets; Plant Closings

            Since the 1991 restructuring, the Company has adopted and implemented various strategies aimed at improving and realizing value in its operating subsidiaries. These strategies have included, among other things, the exit, through asset sales or otherwise, of certain unprofitable product lines, including the following:

            THE AUTOMOTIVE ASSET SALE. On June 28, 1994, the Company sold the businesses and assets of Auto and the synthetic industrial fabrics division of C&I, and the Company's investment in common stock of the managing general partner of Cramerton Automotive Products, L.P. (an 80% owned joint venture) to JPS Automotive Products Corp., an indirect, wholly-owned subsidiary of Foamex International Inc., for approximately $283 million.

            THE CARPET ASSET SALE. On November 16, 1995, JPS and Carpet sold substantially all the assets of Carpet used in the business of designing and manufacturing tufted carpets for sale to residential, commercial and hospitality markets to Gulistan Holdings Inc. and Gulistan Carpet Inc. (a wholly-owned subsidiary of Gulistan Holdings Inc.) for approximately $19 million in cash and debt and equity securities of Gulistan Holdings Inc.

            PLANT CLOSING. On August 28, 1996, the Company implemented a plan to close its Dunean plant in Greenville, South Carolina, as a result of management's determination that a permanent decline in the Company's spun apparel business had occurred. This plant had been operating on a reduced schedule due to poor market conditions and financial projections indicated it would continue to do so. This plant was closed on October 28, 1996 and sold on August 14, 1997 for approximately $1.2 million in cash.

            THE RUBBER PRODUCTS SALE. On September 30, 1996, Elastomerics sold substantially all the assets of its rubber products division, a business engaged in the manufacture and sale of natural and synthetic elastic for use in apparel products, diaper products and specialty industrial applications to Elastomer Technologies Group for approximately $5.4 million in cash.

The 1997 Restructuring

            On May 16, 1997, JPS, JPS Capital, and an informal committee of institutions that owned, or represented beneficial holders that owned, approximately 60% of the Company's outstanding Old Debt Securities (the "Unofficial Bondholder Committee") reached an agreement in principle on the terms of a restructuring to be accomplished pursuant to a joint plan of reorganization for JPS proposed by JPS and JPS Capital (the "Plan of Reorganization") under chapter 11 of the Bankruptcy Code. Pursuant to a disclosure statement, dated June 25, 1997 (the "Disclosure Statement"), on June 26, 1997, JPS and JPS Capital commenced a prepetition solicitation of votes by the holders of Old Debt Securities and Old Senior Preferred Stock to accept or reject the Plan of Reorganization. Under the Plan of Reorganization, the holders of Old Debt Securities and Old Senior Preferred Stock were the only holders of impaired claims and impaired equity interests entitled to receive a distribution, and therefore, pursuant to section 1126 of the Bankruptcy Code, were the only holders entitled to vote on the Plan of Reorganization. At the conclusion of the 32-day solicitation period, the Plan of Reorganization had been accepted by holders of more than 99% of the Old Debt Securities that voted on the Plan of Reorganization and by holders of 100% of the Old Senior Preferred Stock that voted on the Plan of Reorganization.

            On August 1, 1997, JPS commenced its voluntary reorganization case under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), and filed the Plan of Reorganization and the Disclosure Statement. None of JPS's subsidiaries, including JPS Capital which is a co-proponent of the Plan of Reorganization, has commenced a case under the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court entered on August 1, 1997, a hearing before the Bankruptcy Court to consider (i) approval of the Disclosure Statement and the solicitation of votes on the Plan of Reorganization is scheduled to be held on September 9, 1997 (the "Disclosure Statement Hearing"), and (ii) confirmation of the Plan of Reorganization is scheduled to be held immediately following the conclusion of the Disclosure Statement Hearing. JPS anticipates (but can give no assurance) that, if the Bankruptcy Court enters an order confirming the Plan of Reorganization on or about September 9, 1997, the Plan of Reorganization will become effective before the end of September 1997 (the date of such effectiveness being the "Effective Date").

            Through the implementation of the Plan of Reorganization on and after the Effective Date, JPS's most significant financial obligations will have been restructured: $240,091,318 in face amount of outstanding Old Debt Securities will be converted to, among other things, $14 million in cash, 99.25% of the shares of JPS's new common stock to, be issued on the Effective Date (the "New Common Stock"), and $34 million in aggregate principal amount (subject to adjustment on the maturity date) of Contingent Payment Notes to be issued by JPS Capital on the Effective Date (the "Contingent Notes"); the Old Senior Preferred Stock, the Old Junior Preferred Stock and the Old Common Stock will be cancelled; warrants to purchase up to 5% of the New Common Stock (the "New Warrants") will be issued to holders of Old Senior Preferred Stock; and the obligations of the Company under its working capital facility will be satisfied and a new working capital facility will be obtained. JPS's senior management will receive approximately 0.75% of the New Common Stock in lieu of payment under the contractual retention bonus agreements described in Note 9 to the Consolidated Financial Statements. As a result of the restructuring, JPS's only significant debt obligation will be its guaranty of the obligations of its operating subsidiaries under the new working capital facility.


OPERATIONS

            Each operating subsidiary of JPS has individual administrative, manufacturing and marketing capabilities for all material aspects of operations, including product design, customer service, purchasing and credit and collection. Corporate support services provided by JPS include finance, strategic planning, legal, tax and regulatory affairs.

            The Company's corporate headquarters is located in Greenville, South Carolina. The Company maintains a sales office in New York City for certain of its operations. Five additional regional sales offices and three distribution centers are maintained by the Company, principally for its roofing and building construction products.

Manufacturing

            The Company's experienced work force and wide variety of yarn-making, fabric-forming and other manufacturing equipment allow the Company to rapidly and efficiently change its product mix to meet style and seasonal requirements. The Company's activities generally encompass all phases of manufacturing its products.

            In the manufacture of woven textile products, the Company purchases synthetic and natural fibers and spins them into yarn or purchases filament yarn for processing. In addition, the Company purchases certain spun yarns. Yarns are then coated, sized or directly woven into unfinished fabric. Upon completion of the weaving process, fabric is generally shipped to customers who dye, finish, coat and cut those fabrics for resale.

            Single-ply membrane roofing is made by processing a Company-manufactured woven substrate with specialty polymers. Other industrial fabric products are produced from either woven fiberglass or cotton or synthetic fibers, which fibers are processed into yarn, woven and finished into fabrics by the Company. Other specialty industrial products are produced by extrusion of urethane resins.

            The Company believes that its manufacturing facilities are sufficient for its present and reasonably foreseeable future production requirements.

Raw Materials

            The Company maintains good relationships with its suppliers and has, where possible, diversified its supplier base so as to avoid a disruption of supply. In most cases, the Company's raw materials are staple goods that are readily available from numerous domestic fiber and chemical manufacturers. For several products, however, branded goods or other circumstances prevent such a diversification, and an interruption of the supply of these raw materials could have a significant negative impact on the Company's ability to produce certain products. The Company believes that its practice of purchasing such items from large, stable companies minimizes the risk of such an interruption in supply.

MARKETING AND COMPETITION

            The textile industry is highly competitive and includes a number of participants with aggregate sales and financial resources greater than the Company's. The Company generally competes on the basis of price, quality, design and customer service. Many companies compete in limited segments of the textile market. In recent years, a large and growing percentage of domestic consumer apparel demand has been met by foreign competitors whose products, both fabrics and garments, are imported into the United States. The Company is well positioned due to its ability to respond quickly to changing styling and fashion trends. This ability generally provides advantages for domestic textile manufacturers. Although no single company dominates the industry, most market segments are dominated by a small number of competitors. The Company believes it has a significant market share in the rayon and acetate apparel fabrics, rayon yarn, solution-dyed satin fabrics and quartz fabrics markets.

            The Company's marketing efforts include the development of new product designs and styles which meet customer needs. The Company's operating units have been established suppliers to each of its markets for many years and are taking advantage of well-established customer relationships to increase product development with its customers. The "J.P. Stevens" trade name, which the Company has a non-exclusive, royalty-free license to use (see "-- Patents, Licenses and Trademarks"), is widely recognized throughout the textile industry. The Company believes that its relatively broad base of manufacturing operations provides it with a competitive advantage in developing new textile products. In addition to its direct marketing capabilities, the Company markets certain of its products through distributors.

            The following is a discussion of marketing and competitive factors as they relate to each of the Company's segments.

Apparel Fabrics and Products

            Greige Goods. The Company markets its spun and filament fabrics to converters who finish and/or dye these products prior to shipping to finished apparel manufacturers. The Company has sought to maintain a relatively high proportion of such sales in product areas where its manufacturing flexibility can provide a competitive advantage. As a result of Fabric's 50% ownership interest in ITM, which is involved in dyeing, printing and finishing fabrics primarily for use in Mexico, the Company expects its sales of greige goods to Mexico to grow significantly.

            Yarn. The Company competes with a large number of companies which sell yarn to woven and knit goods manufacturers. Yarns are generally sold on a direct basis, and the Company believes that quality and price are the primary competitive factors.

Industrial Fabrics and Products

            Construction Products. The Company markets its single-ply roofing products on a direct basis to roofing distributors. The Company competes with manufacturers of this and other types of roofing products. The Company believes that its products' ease of installation and warranty are important competitive factors.

            Other Products. Other industrial fabrics and products are marketed directly to other manufacturers and distributors. The Company believes that price and its ability to meet customer technical specifications are important competitive factors.

Home Fashion Textiles

            The Company's home fashion textile operations compete with a large number of manufacturers of similar carpet and woven fabric products. In general, product markets are differentiated on the basis of price and quality. In addition, the Company believes that design and style features are important competitive factors.

CUSTOMERS

            No customer accounts for more than 10% of the Company's sales. However, the loss of certain customers could have a material adverse effect on sales.

PRODUCT DEVELOPMENT

            In general, the textile industry expends its efforts on design innovation and capital expenditures for process enhancements rather than on basic research, relying on fiber suppliers or machinery manufacturers for basic research.

            The Company's research and development activities are directed toward the development of new fabrics and styles which meet specific styling requirements (in the case of apparel and home-furnishing fabrics and products) or other specific properties such as insulation, weight, strength, filtration or laminate adherence (in the case of industrial fabrics and products). Significant time is spent by employees in activities such as meeting with stylists, designers, customers, suppliers and machinery manufacturers, as well as producing samples and running trials in order to develop new products and markets. These activities are performed at various levels and at various locations, and their specifically identifiable incremental costs are not material in relation to the Company's total operating costs.

BACKLOG

            Unfilled open orders, which the Company believes are firm, were $63.2 million at May 3, 1997, $52.6 million at November 2, 1996 and $50.5 million at October 28, 1995 (1995 amount is adjusted to exclude the discontinued operations of the carpet business sold in November
1995). The Company generally fills its open orders in the following twelve month period. Unfilled open orders, which the Company believes are firm, were approximately $70.2 million at June 30, 1997 compared to approximately $49.7 million at June 30, 1996. The increase in open orders at June 30, 1997 as compared to June 30, 1996 is primarily due to an increase in customer demand for certain apparel and cotton industrial fabrics and products and is representative of a change in the timing of the acceptance of certain orders by the Company. The Company believes that the amount of backlog provides some indication of the sales volume that can be expected in coming months, although changes in economic conditions may result in deferral or acceleration of orders which may affect sales volume for a period.

            No significant portion of the Company's business is subject to renegotiation of profits, or termination of contracts or subcontracts at the election of the government.

PATENTS, LICENSES AND TRADEMARKS

            Certain of the Company's products are sold under registered trademarks which have been licensed royalty-free to the Company from J.P. Stevens until May 2013, including trademarks for certain products using the "J.P. Stevens" name. Patented processes used in the manufacturing process are not a significant part of the Company's business. The Company does not license its name or products to others except for the licenses of certain tradenames granted royalty free to operations that the Company has sold.

EMPLOYEES

            The Company currently has approximately 3,700 employees, of which approximately 3,200 are hourly and approximately 500 are salaried. Of these employees, eight are employed directly by JPS. The Company's employees are not represented by unions. The Company believes its relations with its employees are good and has not had any work stoppages or strikes.

ENVIRONMENTAL AND REGULATORY MATTERS

            The Company is subject to various federal, state and local environmental laws and regulations concerning, among other things, the discharge, storage, handling and disposal of a variety of hazardous and non-hazardous substances and wastes. The Company's plants generate small quantities of hazardous waste that are either recycled or disposed of off-site by or at licensed disposal or treatment facilities.

            The Company believes that it is in substantial compliance with all existing environmental laws and regulations to which it is subject. In addition, the Company is subject to liability under environmental laws relating to the past release or disposal of hazardous materials. To date, and in management's belief for the foreseeable future, the Company's liability under and compliance with existing environmental laws has not had and will not have a material adverse effect on the Company's financial or competitive positions. No representation or assurance can be made, however, that any change in federal, state or local requirements or the discovery of unknown problems or conditions will not require substantial expenditures by the Company.

SEASONALITY

            Certain portions of the business of the Company are seasonal (principally construction products) and sales of these products tend to decline during winter months in correlation with the decline in construction activity. These declines have historically tended to result in lower sales and operating profits in the first and second quarters than in the third and fourth quarters of the Company's fiscal year.

ITEM 2.  SELECTED HISTORICAL FINANCIAL DATA.
         (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

            The following table presents selected consolidated historical financial data for the Company as of the dates and for the fiscal periods indicated. The selected financial data for each of the five years ended November 2, 1996 has been derived from the Consolidated Financial Statements of the Company for such periods, which have been audited. The presentation of certain previously reported amounts have been reclassified to conform to the current presentation and to reflect discontinued operations of the Automotive Assets (sold in 1994) and the Carpet Business (sold on November 16, 1995) as discussed in Note 3 to the financial statements at Item 15 in this Registration Statement. The selected financial data for the six months ended May 3, 1997 has been derived from the unaudited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The selected unaudited pro forma financial data for the fiscal year ended November 2, 1996 and the six months ended May 3, 1997 give effect to the reorganization and adoption of fresh start reporting as if they had occured on October 29, 1995 and November 3, 1997, respectively. The pro forma selected financial data for the fiscal year ended November 2, 1996 and the six months ended May 3, 1997 has been derived from the pro forma financial statements for the respective periods included herein. The following information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Financial Statements" presented elsewhere herein.


                                                                              Fiscal Year Ended
                                                  ---------------------------------------------------------------------------
                                                   10/31/92      10/30/93      10/29/94     10/28/95     11/2/96     11/2/96
INCOME STATEMENT DATA:                            (52 Weeks)    (52 Weeks)    (52 Weeks)   (52 Weeks)  (53 Weeks)   Pro Forma
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Net sales                                          $ 476,326     $ 457,552     $ 461,871    $ 472,565   $ 448,824   $ 448,824
Cost of sales                                        404,547       396,160       397,921      406,070     397,804     384,767
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Gross profit                                          71,779        61,392        63,950       66,495      51,020      64,057
Selling, general and administrative expenses          37,391        39,023        39,805       39,586      40,579      42,261
Other expense, net                                     1,372         1,236         2,914        6,248       2,498       2,498
Charges for plant closing, loss on sale of
   certain operations and writedown of certain
   long-lived assets                                    -             -              -           -         30,028      30,028
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Operating profit (loss)                               33,016        21,133        21,231       20,661     (22,085)    (10,730)
Valuation allowance on Gulistan securities              -             -              -           -         (4,242)        -
Interest income                                            1            48           749        2,821       2,856       1,974
Interest expense                                     (58,513)      (60,407)      (55,570)     (39,946)    (40,510)     (9,592)
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Income (loss) before reorganization items,
   income taxes, discontinued operations,
   extraordinary items and cumulative effects
   of accounting changes                             (25,496)      (39,226)      (33,590)     (16,464)    (63,981)    (18,348)
Reorganization items - professional fees and
   expenses                                             -             -              -           -         (2,255)        -
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Income (loss) before income taxes, discontinued
   operations, extraordinary items and
   cumulative effects of accounting changes          (25,496)      (39,226)      (33,590)     (16,464)    (66,236)    (18,348)
Income taxes (benefit)                                 1,446         1,782         2,800        1,200        (300)       (300)
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Income (loss) before discontinued operations,
   extraordinary items and cumulative effects
   of accounting changes                             (26,942)      (41,008)      (36,390)     (17,664)    (65,936)    (18,048)
Discontinued operations, net of taxes:
   Income (loss) from discontinued operations         16,089        24,165        23,628       (7,079)        -           -
   Net gain (loss) on sale of discontinued
     operations                                         -              -         132,966      (26,241)     (1,500)     (1,500)
Extraordinary gain (loss), net of taxes                 -              -          (7,410)      20,120         -           -
Cumulative effects of accounting changes,
   net of taxes                                         -              -          (4,988)        (708)        -           -
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Net income (loss)                                  $ (10,853)    $ (21,831)    $ 112,086    $ (30,864)  $ (67,436)  $ (19,548)
                                                   =========     =========     =========    =========   =========   =========
Income (loss) applicable to common stock           $ (13,312)    $ (24,694)    $ 108,753    $ (34,695)  $ (71,941)  $ (19,548)
                                                   =========     =========     =========    =========   =========   =========


                                      8-a

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
TABLE CONTINUED FROM PREVIOUS PAGE

                                                               Six Months Ended
                                                     ----------------------------------
                                                      4/27/96      5/3/97      5/3/97
INCOME STATEMENT DATA:                              (26 Weeks)   (26 Weeks)   Pro Forma
                                                     ---------    ---------   ---------
Net sales                                            $ 223,178    $ 205,305   $ 205,305
Cost of sales                                          198,727      177,972     172,684
                                                     ---------    ---------   ---------
Gross profit                                            24,451       27,333      32,621
Selling, general and administrative expenses            20,713       19,607      20,448
Other expense, net                                       1,949          383         383
Charges for plant closing, loss on sale of
   certain operations and writedown of certain
   long-lived assets                                      -             -           -
                                                     ---------    ---------   ---------
Operating profit (loss)                                  1,789        7,343      11,790
Valuation allowance on Gulistan securities              (4,068)      (2,088)        -
Interest income                                          1,388        1,471       1,030
Interest expense                                       (19,565)     (20,223)     (4,409)
                                                     ---------    ---------   ---------
Income (loss) before reorganization items,
   income taxes, discontinued operations,
   extraordinary items and cumulative effects
   of accounting changes                               (20,456)     (13,497)      8,411
Reorganization items - professional fees and
   expenses                                               (175)      (3,144)       -
                                                     ---------    ---------   ---------
Income (loss) before income taxes, discontinued
   operations, extraordinary items and
   cumulative effects of accounting changes            (20,631)     (16,641)      8,411
Income taxes (benefit)                                     208          409       3,652
                                                     ---------    ---------   ---------
Income (loss) before discontinued operations,
   extraordinary items and cumulative effects
   of accounting changes                               (20,839)     (17,050)      4,759
Discontinued operations, net of taxes:
   Income (loss) from discontinued operations              -            -          -
   Net gain (loss) on sale of discontinued
     operations                                         (1,500)         -          -
Extraordinary gain (loss), net of taxes                    -            -          -
Cumulative effects of accounting changes,
   net of taxes                                            -            -          -
                                                     ---------    ---------   ---------
Net income (loss)                                    $ (22,339)   $ (17,050)    $ 4,759
                                                     =========    =========   =========
Income (loss) applicable to common stock             $ (24,531)   $ (19,592)    $ 4,759
                                                     =========    =========   =========


                                      8-b

                                                                              Fiscal Year Ended
                                                  ---------------------------------------------------------------------------
                                                   10/31/92      10/30/93      10/29/94     10/28/95     11/2/96     11/2/96
INCOME STATEMENT DATA:                            (52 Weeks)    (52 Weeks)    (52 Weeks)   (52 Weeks)  (52 Weeks)   Pro Forma
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Weighted average number of shares
  outstanding                                      1,000,000     1,000,000    1,000,000     1,000,000   1,000,000  10,000,000
                                                   =========     =========     =========    =========   =========   =========
Earnings (loss) per common share:
  Loss before discontinued operations,
   extraordinary items and effects
   of accounting changes                             $(29.40)    $  (43.87)   $  (39.73)    $  (21.50)   $ (70.44)   $  (1.83)
Discontinued operations, net of taxes:
  Income (loss) from discontinued
   operations                                          16.09         24.17        23.63         (7.08)        -           -
  Net gain (loss) on sale of
   discontinued operations                              -              -         132.97        (26.24)      (1.50)       (.15)
Extraordinary gain (loss), net of taxes                 -              -          (7.41)        20.12         -           -
Cumulative effects of accounting
  changes, net of taxes                                 -            (4.99)       (0.71)          -           -           -
                                                   ---------     ---------     ---------    ---------   ---------   ---------
Net income (loss)                                  $  (13.31)      $(24.69)   $  108.75       $(34.70)   $ (71.94)   $  (1.98)
                                                   =========     =========     =========    =========   =========   =========

BALANCE SHEET DATA:
Working capital, excluding net assets
  held for sale                                    $  61,431       $63,821    $  65,855       $72,670   $(257,866)(2)
Total assets                                         511,535       532,608      452,811       412,822     335,927
Total long-term debt, less current
  portion                                            488,280       522,947      335,472       327,668       4,226 (2)
Senior redeemable preferred stock                     18,144        21,007       24,340        28,171      32,676
Shareholders' (deficit) equity                       (86,409)     (111,103)      (2,350)      (37,045)   (108,986)

Certain non-cash charges to income:
  Depreciation                                     $  19,736       $19,799    $  22,242       $20,820    $ 21,756      $8,976
  Amortization of goodwill and other                     975           969          964           965         983       2,641
  Product liability charge                              -             -            -            5,000        -           -
  Writedown of certain long-lived assets                -             -            -             -         17,554      17,554
  Valuation allowance on Gulistan
   securities                                           -             -            -             -          4,242        -
  Other non-cash charges to income                       888         1,957          131           371        -           -
  Non-cash interest                                   18,502        11,729       11,161         8,818      10,088         646
                                                   ---------     ---------     ---------    ---------   ---------   ---------
                                                   $  40,101      $ 34,454    $  34,498     $  35,974   $  54,623   $  29,817
                                                   =========     =========     =========    =========   =========   =========


                                       9-a

TABLE CONTINUED ON FOLLOWING PAGE

TABLE CONTINUED FROM PREVIOUS PAGE

                                                             Six Months Ended
                                                   ---------------------------------------
                                                    4/27/96        5/3/97        5/3/97
INCOME STATEMENT DATA:                            (26 Weeks)     (26 Weeks)     Pro Forma
                                                   ---------      ---------     ---------
Weighted average number of shares
  outstanding                                      1,000,000      1,000,000    10,000,000
                                                   =========      =========    ==========
Earnings (loss) per common share:
  Loss before discontinued operations,
   extraordinary items and effects
   of accounting changes                            $ (23.03)      $ (19.59)     $   0.46
Discontinued operations, net of taxes:
  Income (loss) from discontinued
   operations                                            -            -             -
  Net gain (loss) on sale of
   discontinued operations                             (1.50)         -             -
Extraordinary gain (loss), net of taxes                  -            -             -
Cumulative effects of accounting
  changes, net of taxes                                  -            -             -
                                                   ---------      ---------     ---------
Net income (loss)                                   $ (24.53)      $ (19.59)     $   0.46
                                                   =========      =========     =========

BALANCE SHEET DATA:
Working capital, excluding net assets
  held for sale                                     $ (9,709)(2)  $(269,397)(2)  $ 74,478 (3)
Total assets                                         377,237        324,509       302,954
Total long-term debt, less current
  portion                                            239,019          3,304        87,075
Senior redeemable preferred stock                     30,363         35,219          -
Shareholders' (deficit) equity                       (61,576)      (128,579)      123,330


(1) The following non-cash charges have been included in the determination of loss before reorganization items, income taxes, discontinued operations, extraordinary items and cumulative effects of accounting changes for the periods shown above. The following non-cash charges are not intended to represent net income or cash flows from operations in accordance with generally accepted accounting principles.


Certain non-cash charges to income:
  Depreciation                                     $  11,364       $  9,096     $   3,942
  Amortization of goodwill and other                     482            482         1,321
  Product liability charge                              -              -             -
  Writedown of certain long-lived assets                -              -             -
  Valuation allowance on Gulistan
   securities                                          4,068          2,088          -
  Other non-cash charges to income                       241            402           402
  Non-cash interest                                    4,622          4,919           320
                                                   ---------      ---------     ---------
                                                     $20,777        $16,987       $ 5,985
                                                   =========      =========     =========



(2) As discussed in Note 6 of the Notes to Consolidated Financial Statements included in Item 15 herein, all of the Company's senior credit facility revolving line of credit ($85,639) and all of JPS's subordinated notes and debentures ($237,661) are classified as current liabilities as of November 2, 1996.

(3) The amounts to be outstanding under the Company's new credit facility are classified as long-term liabilities in the pro forma presentation.




                                     9-b

                         PRO FORMA FINANCIAL STATEMENTS

   The unaudited pro forma capitalization table, unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations presented on the following pages are based upon the historical results of operations of the Company for the year ended November 2, 1996 and the historical financial position and results of operations of the Company as of and for the six months ended May 3, 1997. The pro forma adjustments made to the historical results of operations give effect to the Plan of Reorganization as if the transactions had occurred on October 29, 1995. In addition, since the reorganization is to be effectuated pursuant to chapter 11 of the Bankruptcy Code, the provisions of Statement of Position (SOP) 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", which require the application of fresh start reporting, have been reflected in the statements of operations for the fiscal year ended November 2, 1996. The unaudited pro forma capitalization table and unaudited pro forma condensed consolidated balance sheet as of May 3, 1997 presented below are based upon the historical balance sheet as of May 3, 1997, and include pro forma adjustments as if the reorganization and adoption of fresh start reporting had been completed on that date. The pro forma condensed consolidated statements of operations, condensed consolidated balance sheet and pro forma capitalization table are unaudited and were derived by adjusting the historical financial statements of the Company for certain transactions as described in the respective notes thereto. These pro forma financial statements are provided for informational purposes only and should not be construed to be indicative of the financial conditions or results of operations of the Company had the transactions described therein been consummated on the respective dates indicated and are not intended to be predictive of the financial condition or results of operations of the Company at any future date or for any future period.

   The pro forma adjustments are based on available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The pro forma financial data and accompanying notes should be read in conjunction with the historical Consolidated Financial Statements of the Company, including the Notes thereto, and the other information pertaining to the Company appearing elsewhere in this Registration Statement.

                            PRO FORMA CAPITALIZATION
                                   MAY 3, 1997
                                   (Unaudited)
                     (Dollars in thousands except par value)

                                                                As Adjusted for
                                                              the Reorganization
                                                                   and Fresh
                                                   Historical   Start Reporting
                                                   ----------   ---------------
Long-term debt:
  Borrowings under existing credit facility         $ 79,183
  Borrowings under new credit facility                            $  83,771
  10.25% Senior Subordinated Notes                    81,315
  10.85% Senior Subordinated Discount Notes          113,836
  7% Subordinated Debentures                          47,252
  Equipment financing                                  5,606          5,606
                                                    --------      ---------
   Total long-term debt                              327,192         89,377
                                                    --------      ---------

Senior redeemable preferred stock                     35,219

Shareholders' equity (deficit):
  Junior preferred stock                                 250
Common stock (historical):
   Class A, $.01 par value, 490,000 shares issued and
   outstanding                                             5
   Class B, $.01 par value, 510,000 shares issued and
   outstanding                                             5
  Common stock (pro forma):
   $.01 par value 22,000,000 shares authorized,
     10,000,000 shares issued and outstanding                           100
  Additional paid-in capital                          22,565        123,230
  Deficit                                           (151,404)
                                                    ---------     ---------
   Total shareholders' equity (deficit)             (128,579)       123,330
                                                    ---------     ---------

  Total capitalization                              $233,832      $ 212,707
                                                    ========      =========

                             JPS TEXTILE GROUP, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                             (Dollars in Thousands)
                                   (Unaudited)

                                                                 May 3, 1997
                                            ---------------------------------------------------
                                                        Reorganization  Fresh Start
                                            Historical    Adjustments  Adjustments(e) Pro Forma
                                            ----------    -----------  -------------- ---------
Assets

Cash                                        $  1,284                                 $  1,284
Receivables                                   72,184                                   72,184
Inventory                                     45,948                                   45,948
Sundry current assets                          2,268                                    2,268
                                            --------    --------       ---------     --------

Total current assets                         121,684                                  121,684
                                            --------    --------       ---------     --------

Property, plant and equipment, net           119,586                   $ (19,357)(f)  100,229
Deferred financing costs                         274      $1,570 (b)                    1,844
Prepaid (accrued) pension cost                   581                      (7,584)(g)   (7,003)
Existing goodwill of net assets
  acquired, net                               30,023                     (30,023)
Other assets                                  52,361     (18,982)(c)                   33,379
Excess reorganization value                                               52,821       52,821
                                            --------    --------       ---------     --------
Total assets                                $324,509    $(17,412)      $  (4,143)    $302,954
                                            ========    ========       =========     ========


Liabilities and Shareholders' Equity

Accounts payable                            $ 23,429                                 $ 23,429
Accrued interest                              20,905    $(20,659)(a)                      246
Accrued salaries, benefits and withholdings   11,121      (1,037)(a)                   10,084
Other accrued expenses                        11,738        (593)(b)                   11,145
Senior credit facility, revolving line of
  credit                                      79,183       4,588 (a)(b)                83,771
Current portion of long-term debt            244,705    (242,403)(a)                    2,302
                                            --------    --------       ---------     --------

Total current liabilities                    391,081    (260,104)                     130,977
                                            --------    --------       ---------     --------

Long-term debt                                 3,304                                    3,304
Contingent notes payable                                  33,185 (a)                   33,185
Deferred income tax liability (asset)          3,665      (9,745)(d)                   (6,080)
Other long-term liabilities                   19,819                     $(1,581)(h)   18,238

Senior redeemable preferred stock             35,219     (35,219)(a)

Capital stock                                 22,825     100,505 (a)                  123,330
Retained earnings (deficit)                 (151,404)    153,966 (a)(b)   (2,562)
                                                                 (c)(d)
                                            --------    --------       ---------     --------
  Total                                     (128,579)    254,471          (2,562)     123,330
                                            --------    --------       ---------     --------

Total liabilities & equity                  $324,509    $(17,412)      $  (4,143)    $302,954
                                            ========    ========       =========     ========


             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                  (dollars in thousands unless otherwise noted)

     (a) The Plan provides for a deleveraging of JPS through an exchange of the 10.25% Notes, the 10.85% Notes, and the 7% Subordinated Debentures for, among other things, $14 million in cash, 9,924,623 shares of New Common Stock, and $34 million in aggregate principal amount (subject to adjustment on the maturity date) of Contingent Payment Notes. In addition, the Old Senior Preferred Stock is expected to be exchanged for warrants to purchase 526,316 shares of New Common Stock (the "New Warrants"), and the Old Senior Preferred Stock, the Old Junior Preferred Stock and the Old Common Stock are to be canceled. The Contingent Notes are payable out of the assets of JPS Capital. The amount shown on the pro forma consolidated balance sheet reflects the assets of JPS Capital as they exist on May 3, 1997. As part of the reorganization, retention bonuses payable to members of the Management Group will, pursuant to the amended and restated agreements set forth in Exhibit H to the Plan, be paid in a combination of cash and New Common Stock. The impact of the foregoing on the Company's balance sheet as of May 3, 1997 is as follows:

                   Accrued                Current
                   Salaries,  Revolving  Portion of  Contingent  Senior
       Accrued    Benefits &   Line of   Long-Term    Notes     Preferred Capital  Retained
       Interest  Withholdings  Credit      Debt      Payable     Stock     Stock   Earnings
      ---------- ----------    ------      ----      -------     -----     -----   --------
(1)    $(20,659)                     $(242,403)   $ 33,185               $122,400   $107,477
(2)                                                           $(35,219)               35,219
(3)                                                                       (22,825)    22,825
(4)               $ (1,037)    $ 588                                          930       (481)
      ---------   --------     ----- ---------    --------    --------   --------   --------
       $(20,659)  $ (1,037)    $ 588 $(242,403)   $ 33,185    $(35,219)  $100,505   $165,040
      =========   ========     ===== =========    ========    ========   ========   ========


(1) Reflects the exchange of the 10.25% Notes, the 10.85% Notes, and the 7% Subordinated Debentures for, among other things, $14 million in cash, 9,924,623 shares of New Common Stock and Contingent Notes. Such reorganization value is based upon the following valuation methodologies:
     (i) a comparison of the Company and its projected performance to how the market values companies in comparable lines of business, and (ii) a calculation of the present value of the free cash flows under the projections, including an assumption for a terminal value.

     The market-based approach involves identifying a group of publicly traded companies whose businesses or product lines are comparable to the Company as a whole or significant portions of the Company's operations, and then calculating ratios of various financial results to the public market values of the companies. The ranges of ratios derived are then applied to the Company's projected financial results (on a consolidated basis) to derive a range of implied values. The discounted cash flow approach involves deriving the unleveraged free cash flows that the Company (on a consolidated basis) would generate assuming the projections were realized. These cash flows and an estimated value of the Company (on a consolidated basis) at the end of the projected period are discounted to the present at the Company's estimated post-restructuring weighted average cost of capital to determine the Company's enterprise value (on a consolidated basis). In addition, the Company estimates that it will retain certain net operating loss carryforwards through the restructuring. Subject to certain limitations, the Comany believes that it will be able to offset taxable income in determining its cash tax liability. The value of these cash tax savings has been added to the Company's estimated enterprise value. In addition, prepaid trustee fees will be expensed. The accrued interest and carrying values of the various note issues are expected to be as follows on the Effective Date:

                                             Interest
                                   Face       Due at     Reorganization Carrying    Accrued
                                   Value     Maturity      Discount       Value     Interest
                                   -----     --------      --------       -----     --------
  10.25% Notes                    $76,773     $6,280      $(1,737)       $81,316    $ 6,731
  10.85% Notes                    109,247      6,873       (2,285)       113,835     10,213
  7% Subordinated Debentures       54,071                  (6,819)        47,252      3,752
  Prepaid agency fee                                                                    (37)
                                 --------    -------     --------       --------    -------
     Total                       $240,091    $13,153     $(10,841)      $242,403    $20,659
                                 ========    =======     ========       ========    =======



(2) Reflects the cancellation of Old Senior Preferred Stock. For purposes of this Registration Statement, the New Warrants have not been assigned a value.

(3) Reflects the cancellation of the Old Junior Preferred Stock and the Old Common Stock.

(4) Reflects payment of management retention bonuses pursuant to new employment agreements in a combination of cash and 75,377 shares of New Common Stock.

     (b) On the Effective Date, reorganized JPS is expected to obtain a new working capital facility, pay fees and expenses related thereto and pay fees and expenses of professionals for services rendered during the pendency of the chapter 11 case. The impact of such costs on the Company's balance sheet is as follows:

                                     Other          Revolving
               Deferred             Accrued            Line            Retained
            Financing Costs        Expenses         of Credit          Earnings
            ---------------        --------         ---------          --------

  (1)          $ (230)                                                  $ (230)
  (2)           1,800                                $ 1,800
  (3)                              $  (593)            2,200            (1,607)
              ---------            --------         ---------          --------
               $1,570              $  (593)           $4,000           $(1,837)
              =========            ========         =========          ========


(1) Reflects the write-off of deferred financing fees related to the existing credit agreement (the "Credit Agreement").

(2) Reflects the payment of new financing fees in connection with the Company obtaining a post- reorganization working capital facility. The Company expects to amortize such fees over the term of the facility, which is expected to be five years.

(3) Reflects the Effective Date payment of fees and expenses to professionals retained in the chapter 11 case with borrowings under the post-reorganization working capital facility.

     (c) Pursuant to the Plan, as a condition to the occurrence of the Effective Date, JPS or its subsidiaries will have sold all the securities of Gulistan Holdings Inc. received as part of the consideration for the sale of the assets of the Company's former carpet business in 1995 (the "Gulistan Securities"). Due to uncertainties regarding valuation, no estimate of proceeds from such sale has been made. This adjustment reflects the elimination of these assets from the Company's balance sheet and the $14 million cash distribution to the holders of Old Debt Securities. Proceeds from the sale of the Gulistan Securities, constituting the Secured Lenders' collateral under the Credit Agreement, will be applied to reduce the amounts outstanding under the Credit Agreement, unless otherwise agreed by the Secured Lenders.

     (d) The Plan is expected to substantially deleverage reorganized JPS. Accordingly, the reserve established against the Company's deferred tax assets that was required due to the Company's operating history will be significantly reduced. However, the deferred tax asset attributable to the Company's net operating loss carryforwards will also be reduced as a result of the reduction in net operating loss carryforwards that is required for reorganizations such as the one outlined in the Plan. The reduction in reserves is estimated to exceed the reduction in the gross deferred tax asset by a net amount of $9,745.

     (e) The Company proposes to account for the reorganization and the related transactions using the principles of fresh start accounting as required by Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants (the "AICPA"). The Company has estimated a range of reorganization value, excluding any amounts related to the assets or liabilities of JPS Capital, between $194 million and $238 million. For purposes of determining reorganization value, the Company used the midpoint of that range ($216 million), $123.3 million of which value is attributable to shareholders' equity. The timing and amount of payments due pursuant to the Contingent Notes will depend upon the amount of cash on hand at JPS Capital at maturity, which in turn will depend on the ultimate resolution of certain possible contingent tax liabilities of the Company. The Contingent notes will be issued in an aggregate principal amount of $34 million, subject to adjustment in the following circumstances: In the event the aggregate funds held by JPS Capital is less than $34 million following the date on which the possible contingent tax liability in respest of the Company's 1994 fiscal year is finally resolved, and to the extent of any such liability, satisfied, the aggregate principal amount of the Contingent Notes will be reduced to equal the aggregate funds held by JPS Capital. Interest will be payable under the Contingent Notes to the extent the aggregate funds held by JPS Capital on the date of the principal payment (if any) thereon as provided above exceeds $34 million. If, on such date, the aggregate principal amount, reduced as provided above is $0 or less, the Contingent Notes will be deemed automatically cancelled and no longer an obligation of JPS Capital.

 In accordance with SOP 90-7, the reorganization value has been allocated to specific tangible and identifiable intangible assets and liabilities. The unallocated portion of the reorganization value is classified as Excess Reorganization Value and is amortized over a specified period. Based upon preliminary discussions, the Company expects to amortize the Excess Reorganization Value over 20 years. For the purposes of this presentation, book values have been assumed to equal fair values except for specific items in which quantifiable data is currently available. Such differences are detailed in footnotes (f), (g) and (h) below. The Company is currently performing independent appraisals of various assets, which could lead to additional pro forma adjustments to book values and result in a different Excess Reorganization Value as of the Effective Date. The amount of shareholders' equity in the fresh start balance sheet is not an estimate of the trading value of the New Common Stock and the New Warrants after confirmation of the Plan, which value is subject to many uncertainties and cannot be reasonably estimated at this time. The Company does not make any representation as to the trading value of shares or warrants to be issued pursuant to the Plan.

     (f) The Company has engaged an independent appraisal firm to value its property, plant and equipment and has received a preliminary report from such appraisers. The value shown here as a pro forma adjustment could change once the appraisal is finalized resulting in additional pro forma adjustments to book values and a different Excess Reorganization Value.

     (g) As of the Effective Date, unamortized gains and losses related to the Company's pension plan will be fully recognized.

     (h) As of the Effective Date, unamortized gains and losses related to the Company's non-pension post-retirement employee benefit plans will be fully recognized.

                             JPS TEXTILE GROUP, INC.
                 PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in Thousands Except Per Share Data)
                                   (Unaudited)

                                                                 Year Ended November 2, 1996
                                                ----------------------------------------------------------
                                                               Reorganization   Fresh Start
                                                Historical       Adjustments    Adjustments     Pro Forma
                                                ----------       -----------    -----------     ---------
Income Statement Data:
Net sales                                         $444,824                                       $444,824
Cost of sales                                      397,804                       $(13,037)(g)     384,767
                                                ----------       -----------    -----------     ---------
Gross profit                                        51,020                         13,037          64,057
Selling general & administrative                    40,579                          1,682 (h)      42,261
Other expenses, net                                  2,498                                          2,498
Charges for plant closing loss on sale of
  certain operations and writedown of
  certain long-lived assets                         30,028                                         30,028
                                                ----------       -----------    -----------     ---------
Operating profit (loss)                            (22,085)                        11,355         (10,730)

Valuation allowance on Gulistan
  securities                                        (4,242)       4,242 (a)
Interest income                                      2,856         (882)(b)                         1,974
Interest expense                                   (40,510)      30,918 (c)                        (9,592)
                                                ----------       -----------    -----------     ---------

Income (loss) before reorganization
  items, income taxes and discontinued
operations                                         (63,981)      34,278            11,355         (18,348)

Reorganization items - professional
  fees and expenses                                 (2,255)       2,255 (d)
                                                ----------       -----------    -----------     ---------

Income (loss) before income taxes and
  discontinued operations                          (66,236)      36,533            11,355         (18,348)

Provision (benefit) for income taxes                  (300)                                          (300)
                                                ----------       -----------    -----------     ---------

Income (loss) from continuing
  operations                                       (65,936)      36,533            11,355         (18,048)

Loss on sale of discontinued
  operations, net of taxes                          (1,500)                                        (1,500)
                                                ----------       -----------    -----------     ---------

Net income (loss)                                  (67,436)      36,533            11,355         (19,548)

Senior redeemable preferred
  stock dividends                                   (4,505)       4,505 (e)
                                                ----------       -----------    -----------     ---------

Income (loss) applicable to
  common stock                                    $(71,941)     $  41,038        $ 11,355       $ (19,548)
                                                ==========       ===========    ===========     =========

Other data:
  Income (loss) per share applicable to
    common shareholders                            $(71.94)                                       $ (1.95)
  Average outstanding and
    equivalent shares                                1,000                                         10,000
  EBITDA                                           $29,552      $   2,255        $   262          $32,069



                                     16-a
TABLE CONTINUED ON FOLLOWING PAGE

TABLE CONTINUED FROM PREVIOUS PAGE

                                                               Six Months Ended May 3, 1997
                                                 --------------------------------------------------------
                                                             Reorganization     Fresh Start
                                                 Historical    Adjustments      Adjustments     Pro Forma
                                                 ----------    -----------      -----------     ---------
Income Statement Data:
Net sales                                         $205,305                                       $205,305
Cost of sales                                      177,972                        $(5,288)(g)     172,684
                                                 ----------    -----------      -----------     ---------
Gross profit                                        27,333                          5,288          32,621
Selling general & administrative                    19,607                            841 (h)      20,448
Other expenses, net                                    383                                            383
Charges for plant closing loss on sale of
  certain operations and writedown of
  certain long-lived assets
                                                 ----------    -----------      -----------     ---------
Operating profit (loss)                              7,343                          4,447          11,790

Valuation allowance on Gulistan
  securities                                        (2,088)      2,088 (a)
Interest income                                      1,471        (441)(b)          1,030
Interest expense                                   (20,223)     15,814 (c)         (4,409)
                                                 ----------    -----------      -----------     ---------

Income (loss) before reorganization
  items, income taxes and discontinued
operations                                         (13,497)     17,461              4,447           8,411

Reorganization items - professional
  fees and expenses                                 (3,144)      3,144 (d)
                                                 ----------    -----------      -----------     ---------

Income (loss) before income taxes and
  discontinued operations                          (16,641)     20,605              4,447           8,411

Provision (benefit) for income taxes                   409       3,243 (f)                          3,652
                                                 ----------    -----------      -----------     ---------

Income (loss) from continuing
  operations                                       (17,050)     17,362              4,447           4,759

Loss on sale of discontinued
  operations, net of taxes
                                                 ----------    -----------      -----------     ---------

Net income (loss)                                  (17,050)     17,362              4,447           4,759

Senior redeemable preferred
  stock dividends                                   (2,542)      2,542 (e)
                                                 ----------    -----------      -----------     ---------

Income (loss) applicable to
  common stock                                   $ (19,592)   $ 19,904           $  4,447        $  4,759
                                                 ==========    ===========      ===========     =========

Other data:
  Income (loss) per share applicable to
    common shareholders                            $(19.59)                                      $   0.47
  Average outstanding and
    equivalent shares                                1,000                                         10,000
  EBITDA                                           $14,000     $ 3,144           $   132         $ 17,276


                                      16-b

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (dollars in thousands unless otherwise noted)

(a) Reflects the elimination of the valuation allowance on Gulistan Securities since these assets are eliminated from the Company's balance sheet as a result of their sale in connection with the reorganization.

(b) Reflects the elimination of interest income on the $14 million cash distribution to the holders of Old Debt Securities.

(c) The following table details the net adjustment to interest expense related to the reorganization.

                                                                    Year Ended     Six Months Ended
                                                                 November 2, 1996     May 3, 1997
                                                                 ----------------     -----------
     Decrease in interest expense due to exchange of the
        Company's 10.25% Notes, 10.85% Notes and
        7% Subordinated Debentures                                      $32,301       $17,085
     Elimination of amortization of deferred financing
        costs of the existing Credit Facility                             1,314           157
     Amortization of deferred financing costs of a new
        Credit Facility                                                    (360)         (180)
     Increase in interest expense resulting from additional
        borrowings under a new Credit Facility                             (390)         (218)
     Interest expense on the Contingent Notes                            (1,947)       (1,030)
                                                                         ------        ------
     Net decrease in interest expense                                   $30,918       $15,814
                                                                        =======       =======


(d)  Reflects the elimination of debt restructuring fees and expenses.

(e) Reflects the elimination of stock dividends on the Old Senior Preferred Stock which is canceled as a result of the reorganization.

(f) Records the estimated income tax effects reflecting the reorganization and the application of fresh start accounting. Pro forma income tax expense is calculated using a 38% effective tax rate times taxable income before amortization of excess reorganization value. Cash tax expense is calculated after giving effect to certain differences in taxable income for tax purposes including the amortization of excess reorganization value and differences in depreciation expense and pension expense. In addition, the Company anticipates utilizing its NOL carryforward, subject to limitation under Section 382 of the Tax Code and any adjustments required by reason of examination by any taxing authority, to partially offset its tax liability. It should be noted that the historical deferred tax asset will be significantly reduced as a result of the reorganization due to the required reduction in net operating loss carryforwards.

(g) The following table details the net adjustment to cost of goods sold related to fresh start reporting:

                                                               Year Ended     Six Months Ended
                                                            November 2, 1996     May 3, 1997
                                                            ----------------     -----------
     Decrease in depreciation expense reflecting
        revaluation of the Company's property,
        plant and equipment                                        $(12,774)     $(5,156)
     Decrease in pension costs reflecting the full
        recognition of unamortized gains and
        losses on the Effective Date                                  (352)         (176)
     Increase in post-retirement costs reflecting
        the full recognition of amortized gains and
        losses on the Effective Date                                    89            44
                                                                  --------       -------
     Net decrease in cost of goods sold                           $(13,037)      $(5,288)
                                                                  ========       =======

(h) Reflects the elimination of the amortization of goodwill ($1.0 million in the year ended November 2, 1996 and $0.5 million in the six months ended May 3, 1997) and the addition of the amortization of reorganization value in excess of amounts allocable to identifiable assets assuming a 20-year life ($2.6 million in the year ended November 2, 1996 and $1.3 million in the six months ended May 3, 1997).

Certain Non-Recurring Charges (Gains) Not Reflected in the Pro Forma Condensed Consolidated Statements of Operations
--------------------------------------------------------------------------------

Certain material non-recurring charges (gains) related to the reorganization are not reflected in the Pro Forma Condensed Consolidated Statements of Operations as they are not expected to have a continuing impact on the Company's operations. These charges (gains) will be included in the Company's operating results prior to its emergence from the reorganization and are summarized below (in millions).

Extraordinary gains on exchange of debt for equity
        (including the elimination of accrued interest
        through the estimated petition date)                          $93.5

Reorganization costs                                                    1.6

Write-off of deferred financing costs related to the
        terminated credit facility                                      0.2

Retention bonus accrual                                                 0.6

Tax benefit resulting from reduction of valuation
        allowance against Federal deferred tax assets                   9.7

Loss on disposition of securities of Gulistan Holdings Inc.             5.0

Fresh Start Accounting Adjustments                                     (2.6)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

            The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included in Item 15 herein.


                                                      Fiscal Year Ended              Six Months Ended
                                                      -----------------              ----------------
                                               10/29/94   10/28/95   11/2/96        4/27/96     5/3/97
                                               --------------------------------------------------------
                                                                           (In Thousands)
NET SALES
Apparel fabrics and products                   $254,810   $247,846   $221,799     $ 115,986    $ 94,880
Industrial fabrics and products                 169,736    191,985    193,001        89,456      90,748
Home fashion textiles                            37,325     32,734     34,024        17,736      19,677
                                                -------    -------    -------       -------     -------
                                               $461,871   $472,565   $448,824     $ 223,178    $205,305
                                               ========   ========   ========     =========    ========
OPERATING PROFIT (LOSS)
Apparel fabrics and products                    $18,487    $16,667   $(22,422)(1) $  (1,283)   $  1,804

Industrial fabrics and products                   7,618      7,590      5,947 (2)     6,393       6,494
Home fashion textiles                             2,564      1,749        647           268       1,269
Indirect corporate expenses, net                 (7,438)    (5,345)    (6,257)       (3,589)     (2,224)
                                               --------    -------    -------     ----------   ---------

  Operating Profit (Loss)                        21,231     20,661    (22,085)        1,789       7,343

Valuation allowance on Gulistan securities          -         -        (4,242)       (4,068)     (2,088)
Interest income                                     749      2,821      2,856         1,388       1,471
Interest expense                                (55,570)   (39,946)   (40,510)      (19,565)    (20,223)
Restructuring fees and expenses                     -         -        (2,255)         (175)     (3,144)
                                               ---------   -------    -------         ------   ---------

Loss before income taxes, discontinued
  operations, extraordinary items and
  cumulative effects of accounting changes     $(33,590)  $(16,464)  $(66,236)     $(20,631)    $(16,641)
                                               =========  =========  =========     =========   =========


(1) The Fiscal 1996 operating loss for apparel fabrics and products includes charges of approximately $14.2 million for plant closing and $6.2 million for loss on sale of certain operations.

(2) The Fiscal 1996 operating profit for industrial fabrics and products includes charges of approximately $8.1 million for writedown of certain long-lived assets and $1.5 million for loss on sale of certain operations.

RESULTS OF OPERATIONS

SIX MONTHS ENDED MAY 3, 1997 (THE "1997 SIX-MONTH PERIOD") COMPARED TO THE SIX MONTHS ENDED APRIL 27, 1996 (THE "1996 SIX-MONTH PERIOD")

            Consolidated net sales for the 1997 six-month period decreased 8.0% to $205.3 million from $223.2 million in the 1996 six-month period with substantially all the decline occurring in apparel fabrics and products. Net sales in the Apparel Fabrics and Products segment decreased 18.2% to $94.9 million in the 1997 six-month period from $116.0 million in the 1996 six-month period principally due to the sale of the Company's rubber products division (as discussed under the caption "Fiscal 1996 Compared to Fiscal 1995") and a decline in unit volume especially for certain commodity-type products. The rubber products division generated sales of $7.2 million in the 1996 six-month period. The closing of the Dunean facility and the curtailment of certain production at other facilities (as discussed under the caption "Fiscal 1996 Compared to Fiscal 1995") accounted for decreased sales of approximately $12.9 million in the 1997 six-month period.

            Net sales in the Industrial Fabrics and Products segment increased 1.6% to $90.8 million in the 1997 six-month period from $89.5 million in the 1996 six-month period. Sales of fiberglass fabrics increased 2.8% to $37.0 million in the 1997 six-month period from $36.0 million in the 1996 six-month period due to the strong demand for electrical composite fabrics used in circuit boards. Sales of roofing membrane increased 12.2% to $25.8 million in the 1997 six-month period from $23.0 million in the 1996 six-month period due to the growing demand for the Company's "Hi-Tuff/EP" roofing products. Sales of cotton industrials increased 7.5% to $15.7 million in the 1997 six-month period from $14.6 million in the 1996 six-month period due to an expanded customer base and introduction of new products. Sales of extruded products increased 15.6% to $12.6 million in the 1997 six-month period from $10.9 million in the 1996 six-month period as a result of increased demand for certain products used in athletic shoes. Sales of industrial rubber products decreased $2.1 million in the 1997 six-month period due to the sale of the Company's rubber products business in 1996.

            Net sales for the Home Fashion Textile segment increased 11.3% to $19.7 million in the 1997 six-month period from $17.7 million in the 1996 six-month period due to a stronger retail market, expanded customer base and enhanced product offerings.

            Consolidated operating profit in the 1997 six-month period improved to $7.3 million from $1.8 million in the 1996 six-month period. The Apparel Fabrics and Products segment operated at a profit of $1.8 million in the 1997 six-month period compared to a loss of $1.3 million in the 1996 six-month period. This improvement is attributable to the sale of the rubber products business which generated a $1.2 million operating loss in the 1996 six-month period, the closing of the Dunean facility and a more favorable product mix of higher margin specialty fabrics.

            Operating profit for the Industrial Fabrics and Products segment improved to $6.5 million in the 1997 six-month period from $6.4 million in the 1996 six-month period principally due to the sale of the rubber products business which generated an operating loss of $0.2 million in the 1996 six-month period.

            Operating profit for the Home Fashion Textile segment improved to $1.3 million in the 1997 six-month period from $0.3 million in the 1996 six-month period due to the increase in sales volume and improving margin from a more favorable product mix.

            Indirect corporate expenses decreased to $2.2 million in the 1997 six-month period from $3.6 million in the 1996 six-month period principally due to the $1.1 million charge to other expense in the 1996 six-month period for an early retirement offer accepted by certain employees.

            In the 1997 six-month period, Gulistan reported net losses of approximately $2.1 million before interest expense on the promissory note held by JPS. Accordingly, the Company did not record interest income on any of the Gulistan securities held by them and recorded a valuation allowance of $2.1 million against its investment in the 1997 six-month period. This valuation allowance of $2.1 million was less than the $4.1 million allowance recorded by the Company in the 1996 six-month period.

            Interest expense in the 1997 six-month period was $20.2 million or $0.6 million higher than the 1996 six-month period due to the compounding effects of accretion of debt discounts and non-cash interest and the interest on overdue installments of interest.

            Debt restructuring fees and expenses were $3.1 million in the 1997 six-month period compared to $0.2 million in the 1996 six-month period due to the increased activity of professionals associated with the Company's financial restructuring.

FISCAL 1996 COMPARED TO FISCAL 1995

            Consolidated net sales from continuing operations declined $23.8 million (5.0%) from $472.6 million in Fiscal 1995 to $448.8 million in Fiscal 1996. Operating profit (loss) from continuing operations decreased $42.8 million from an operating profit of $20.7 million in Fiscal 1995 to an operating loss of $22.1 million in Fiscal 1996. Excluding charges for plant closings, loss on sale of certain operations, and charges for writedown of certain long-lived assets, operating profit would have been $7.9 million, compared to $25.7 million in Fiscal 1995 (excluding the product liability charge). Substantially all of the declines in sales and operating profits are attributable to the apparel fabrics segment which has been severely impacted by lower unit volumes and margins.

            Net sales in Fiscal 1996 in the apparel fabrics and products segment, which includes unfinished woven apparel fabrics (greige goods) primarily for women's wear, yarn sales and elastic products for various apparel uses, declined $26.0 million (10.5%) from $247.8 million in Fiscal 1995 to $221.8 million in Fiscal 1996. Fiscal 1996 saw the continuation of the trend of weakened demand for apparel fabrics which began during the second half of Fiscal 1995.

            Apparel fabric sales declined $22.3 million in Fiscal 1996 as a result of lower unit volume combined with lower average selling prices. Fiscal 1996 has been marked by generally poor retail women's apparel sales, increased competitive pressures from abroad (particularly in commodity-type fabrics), and falling margins. As a result of this weaker demand, the Company curtailed production for most of its apparel fabrics, and experienced a less favorable product mix with a higher ratio of commodity-type fabrics than was experienced in Fiscal 1995. These and other conditions led management to conclude in the third fiscal quarter of 1996 that one of its facilities in Greenville, South Carolina should be closed. The plant, which was closed on October 28, 1996, had been operating on a significantly reduced production schedule and was not cost-effective. The accompanying consolidated statement of operations for Fiscal 1996 includes a "charge for plant closing" of approximately $14.2 million related principally to the loss on impairment of the plant in accordance with SFAS No. 121, employee severance costs and estimated costs of equipment relocation. The Company expects that the plant closure will result in improved earnings and cash flow from operations in the future.

            Many participants in the domestic women's apparel industry have suffered from falling margins in recent years as a result of a number of factors, including increased imports of both fabric and garments, generally relaxed consumer attitudes regarding fashion, and price pressures from a troubled retail industry. Many of the Company's customers for apparel fabric (converters) have seen their importance to the industry diminish and their volumes decline. The Company has taken steps to broaden its sales distribution in its apparel fabrics segment to include export sales to Mexico, Europe and other continents. Exports have not comprised a significant portion of the Company's sales in the past. In addition, the Company expects to increase its level of capital investment in this segment, with such investments focused primarily on cost reduction and productivity improvements.

            Sales of elastic apparel products declined $4.6 million to $12.8 million in Fiscal 1996 from $17.4 million in Fiscal 1995. As discussed below, the Company sold its rubber products business, which produced these elastic products, in September 1996. Discontinuation in Fiscal 1996 of certain unprofitable product lines, changes in customer requirements to non- rubber elastomers, and less than a full year's sales in Fiscal 1996 caused the decline in elastic sales from Fiscal 1995.

            Operating loss in Fiscal 1996 for the apparel fabrics and products segment decreased by $39.1 million to a $22.4 million loss from a $16.7 million profit. Included in the Fiscal 1996 operating loss are charges of approximately $14.2 million for plant closing and $6.2 million for loss on sale of certain operations. Operating profit (loss) in Fiscal 1996 for the apparel fabrics and products segment before the charges for plant closing and loss on sale of certain operations declined by $18.7 million to a $2.0 million loss from a $16.7 million profit in Fiscal 1995. Such decline results from the significantly lower unit volume and the lower margins associated with the Fiscal 1996 product mix.

            Net sales in Fiscal 1996 in the industrial fabrics and products segment, which includes single-ply roofing and environmental membrane, woven fabrics constructed of cotton, synthetics and fiberglass for insulation, filtration, and lamination applications, and extruded urethane products, increased $1.0 million (0.5%) to $193.0 million from $192.0 million in Fiscal 1995. Sales of fiberglass fabrics increased $7.7 million from Fiscal 1995 as a result of the continued growth in demand for fabrics used in the manufacture of electrical circuit boards. The growing global demand for electronic products has fueled significant increases in sales of fiberglass fabric for the last several years. The Company expects this demand to continue in the foreseeable future. The Company has expanded and enhanced its productive capacity in the fiberglass weaving area in order to satisfy this demand and improve product quality. Sales of roofing membrane increased $8.8 million from Fiscal 1995, as a result of the continued success of the Company's "Hi-Tuff/EP" line of roofing products, which was introduced in late 1993. This product's competitive price and improved performance characteristics have driven its sales growth, and the product now accounts for 75% of the Company's roofing sales. The Company expects roofing sales to continue to grow as the Company capitalizes on the market acceptance of its roofing products to gain market share. Sales of extruded urethane products increased $1.9 million from Fiscal 1995 as a result of the Company's expanded productive capacity and success in developing and satisfying the specification-driven customer requirements for urethane products. Sales of cotton industrial fabrics declined $12.8 million as a result of weak markets and intense foreign competition, particularly from China. Sales of other industrial fabrics and products declined $4.6 million primarily as a result of exiting certain industrial fabric markets during late 1995.

            Operating profit in Fiscal 1996 for the industrial fabrics and products segment decreased by $1.7 million from $7.6 million in 1995 to $5.9 million in 1996. Included in the Fiscal 1996 operating profit are charges of approximately $8.1 million for writedown of certain long-lived assets and $1.5 million for loss on sale of certain operations. Operating profit in Fiscal 1996 for the industrial fabrics and products segment before the charge for the writedown of certain long-lived assets and loss on sale of certain operations increased $8.0 million (105%) to $15.6 million from $7.6 million in Fiscal 1995. Fiscal 1995 operating profit reflects a charge of $5 million related to product liability costs. No such charge occurred in Fiscal 1996. The aforementioned sales volume increases in roofing, fiberglass, and extruded urethane products, combined with improved manufacturing and operating efficiencies, increased operating profits. Partially offsetting these improvements, however, are the effects of lower sales volumes of cotton industrial fabrics and other synthetic industrial fabrics. Curtailed production schedules in the Company's cotton manufacturing facility and the resulting under-absorption of costs were negative influences on operating profit. The Company does not expect the demand for its cotton industrial fabric to rebound from Fiscal 1996 levels and has adjusted its operating schedule accordingly.

            As a result of the Company's assessment of the market conditions for its cotton industrial fabrics, management concluded that its plant in Kingsport, Tennessee, which manufactures such fabrics, is impaired under the criteria of Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires a writedown to fair value in circumstances in which the expected future net cash flows from the operation of the plant are less than its carrying value. The consolidated statement of operations for Fiscal 1996 includes a charge, "writedown of certain long-lived assets", of $8.1 million for the excess of the carrying amount of this plant over its estimated fair value.

            Pursuant to the terms of an Asset Purchase Agreement dated September 30, 1996, between Elastomerics and Elastomer Technologies Group, Inc. and a Receivables Purchase Agreement dated September 30, 1996 between Elastomerics and the Bank of New York Commercial Corporation, Elastomerics consummated the sale of substantially all of the assets of its rubber products division, a business engaged in the manufacture and sale of natural and synthetic elastics for use in apparel products, diaper products, and specialty industrial applications (the "Rubber Products Business"). Pursuant to the Asset Purchase Agreement, Elastomer Technologies Group, Inc. agreed to assume substantially all of the liabilities and obligations associated with the Rubber Products Business.

            The consideration for the sale of the Rubber Products Business consisted of approximately $5.1 million in cash, subject to certain post-closing adjustments based on the amount of working capital transferred. The net cash proceeds of approximately $4.8 million were used by the Company to reduce outstanding borrowings under its senior credit facility. Revenues of the Rubber Products Business for Fiscal 1994, Fiscal 1995 and Fiscal 1996 were $22.6 million, $20.7 million and $16.8 million, respectively.

            Net sales in Fiscal 1996 in the home fashion textiles segment, which includes woven drapery fabrics and yarns for the home furnishings industry increased $1.3 million (3.9%) to $34.0 million from $32.7 million in Fiscal 1995 due primarily to an increase in yarn sales. Sales of home furnishings fabrics in Fiscal 1996 were approximately flat with Fiscal 1995. Demand for the Company's woven fabrics used in home decoration has been in decline for several years.

            Operating profit in Fiscal 1996 in the home fashion textile segment declined by $1.1 million (64%) to $0.6 million from $1.7 million in Fiscal 1995 primarily as a result of lower margins on fabric sales.

            Indirect corporate expenses in Fiscal 1996 increased $1.0 million from $5.3 million in Fiscal 1995 to $6.3 million in Fiscal 1996 primarily as a result of the $1.1 million cost of an early retirement offer extended to certain salaried employees. Lower corporate employee compensation costs in Fiscal 1996 partially offset this increase.

            Debt restructuring fees and expenses totaled $2.3 million in Fiscal 1996. There were no comparable charges in Fiscal 1995. Such expenses represent fees and expenses of the Company's financial advisor, the financial advisor for the holders of a substantial majority of its outstanding bonds, the Company's legal counsel and other professionals associated with the Company's financial restructuring.

            During Fiscal 1996, Gulistan reported net losses of approximately $4.5 million before interest expense on the promissory note held by JPS. Accordingly, the Company did not record interest income on any of the Gulistan securities held by the Company. Also, in accordance with relevant accounting literature, the Company has recorded a valuation allowance against its investment in the Gulistan securities and a corresponding charge to income of $4.2 million as a result of the net loss ($4.5 million reduced by the $0.3 million of common equity held by Gulistan management) incurred by Gulistan during Fiscal 1996.

            Interest expense in Fiscal 1996 was $40.5 million, or $0.6 million more than Fiscal 1995 due primarily to the compounding effect of accretion of debt discounts and non-cash interest.

FISCAL 1995 COMPARED TO FISCAL 1994 (RESTATED FOR EFFECT OF CLASSIFYING CARPET BUSINESS AS DISCONTINUED OPERATIONS)

            Consolidated net sales from continuing operations increased $10.7 million (2.3%) from $461.9 million in Fiscal 1994 to $472.6 million in Fiscal 1995. Operating profit from continuing operations decreased $0.5 million (2.4%) from $21.2 million in Fiscal 1994 to $20.7 million in Fiscal 1995. Excluding a $5 million charge to income in Fiscal 1995 for product liability costs (discussed below), operating income would have increased $4.5 million in Fiscal 1995 over Fiscal 1994. Substantially all of these increases in consolidated net sales and operating profits occurred in the first two fiscal quarters of 1995. The last two fiscal quarters of 1995 saw declines in operating results from comparable prior year levels.

            Net sales in Fiscal 1995 in the apparel fabrics and products segment declined $7.0 million (2.7%) from $254.8 million in Fiscal 1994 to $247.8 million in Fiscal 1995. Fiscal 1995 results in the apparel fabrics and products segment were marked by two distinct halves. During the first two fiscal quarters of 1995, the Company reported results which were stronger than the comparable 1994 quarters primarily as a result of the Company's change in its product offering to emphasize specialty fabrics with more fashion and styling characteristics. Although overall apparel market conditions were not strong, these fabrics commanded higher average selling prices and margins than commodity type fabrics and allowed the Company to improve its margins in the face of the continued flood of imported commodity apparel fabrics, primarily from Chinese and Eastern European sources. The passage of the General Agreement on Tariffs and Trade (GATT) is expected to foster such foreign competition in the commodity apparel fabrics market in the future. During the second half of Fiscal 1995, consumer demand for apparel products weakened significantly which in turn has led to a much weaker market for the Company's fabrics. As a result of this lower unit demand for all fabric styles, the impact of the aforementioned change in product offering was much less apparent in the second half.

            Operating profit in the apparel fabrics and products segment declined by $1.8 million (9.8%) from $18.5 million in Fiscal 1994 to $16.7 million in Fiscal 1995. This decrease is primarily the result of lower unit volume and poor average selling prices for the Company's apparel fabrics and products. In addition to the weak market conditions, the Company has experienced significant price increases for many of its most important raw materials, including rayon and polyester fiber.

            Net sales in Fiscal 1995 in the industrial fabrics and products segment increased $22.3 million (13.1%) to $192.0 million from $169.7 million in Fiscal 1994. Sales of fiberglass fabrics for electrical circuit boards and construction-related scrims increased $7.0 million. The market for fiberglass fabrics, particularly those used in the manufacture of electronic circuit boards has been growing in connection with the rapidly expanding worldwide consumer demand for electronic products. Sales of cotton industrial fabrics increased $6.7 million as a result of higher unit volume in the first fiscal quarter and the pass-through of relatively higher cotton costs in Fiscal 1995. Sales of roofing membrane increased $4.9 million primarily as a result of the continued success of the Company's new line of roofing products introduced in late 1993.

            Operating profit in Fiscal 1995 for the industrial fabrics and products segment was level with Fiscal 1994 at $7.6 million. The operating profit in Fiscal 1995 was reduced as a result of a $5 million charge for product liability costs for which there was no comparable charge to income in Fiscal 1994.

            During the fourth quarter of Fiscal 1995, management determined that the estimate of the future costs associated with providing services and materials to repair or replace certain defective roofing products sold by the Company's predecessor prior to 1987 required revision. In 1988, the Company estimated the aggregate future costs to repair or replace those defective roofing products to be approximately $34.1 million. This estimate was based on a number of factors, including assumed claim rates and costs to repair or replace. Through October 28, 1995, approximately $29.8 million has been incurred and charged to this liability. The Company reevaluated the exposure based on recent experience and claims in process. The liability for future costs associated with these defective roofing products is subject to management's best estimate, including factors such as expected future claims experience by geographic region and roofing compound applied; expected costs to repair or replace such roofing products; estimated remaining length of time that such claims will be made by customers; and the estimated costs to litigate and settle certain claims now in litigation and those that may result in future litigation. Based on warranties that were issued on the roofs, the Company estimates that the defective roofing product claims will be substantially settled by 2000. Based on management's estimate of a range of future costs of approximately $9.3 million to $11.4 million, the Company recorded a $5.0 million addition to the liability for such defective products increasing such liability to $9.3 million at October 28, 1995.

            Operating profit in Fiscal 1995 in the industrial fabrics and products segment, excluding the aforementioned charge for product liability costs, increased $5.0 million (65.3%) to $12.6 million from $7.6 million in Fiscal 1994. The increase in operating profit is primarily a result of the higher sales volumes described above combined with the effects of improved manufacturing and operating efficiencies.

            Net sales in Fiscal 1995 in the home fashion textiles segment declined by $4.6 million (12.3%) to $32.7 million from $37.3 million in Fiscal 1994. The decline in volume results from weak demand for the Company's woven fabrics used in home decoration, a continuation of a trend in home fashion textile use for several years, combined with the weak soft goods market in 1995.

            Operating profit in Fiscal 1995 in the home fashion textile segment declined by $0.8 million (31.8%) to $1.7 million primarily as a result of the lower sales volume described above and lower average selling prices for the Company's fabrics.

            Indirect corporate expenses in Fiscal 1995 declined $2.1 million from $7.4 million in Fiscal 1994 to $5.3 million in Fiscal 1995, primarily as a result of lower professional fees and lower depreciation and amortization.

            Interest expense in Fiscal 1995 was $15.6 million lower than it was for Fiscal 1994. Giving effect to the reduction of debt associated with the use of the net proceeds from the sale of the Automotive Assets in Fiscal 1994 on a pro forma basis would reduce interest expense by $14.1 million in Fiscal 1994. Such pro forma reduction includes $1.3 million representing interest accretion and debt issuance cost amortization. After giving pro forma effect to the debt reduction described above, interest expense decreased approximately $1.5 million in Fiscal 1995 from Fiscal 1994. In Fiscal 1995, a $3.4 million decrease in interest expense as a result of the lower debt balances caused by JPS's open market purchases of certain of its previously outstanding notes and debentures (as discussed below) was offset to the extent of $1.9 million due primarily to higher average interest rates and the compounding effect of accretion of debt discounts and non-cash interest.

            During the first quarter of Fiscal 1995, JPS expended $36.6 million to make open market purchases of certain of its outstanding notes and debentures with an aggregate face value of $66.6 million and a carrying value (including interest due at maturity) of $59.2 million. The Company recognized a gain from early extinguishment of debt of $20.1 million, net of expenses of $1.9 million and income taxes of $0.6 million. JPS has made no further open market purchases and is not currently seeking to make any such purchases.

            The terms of the Asset Purchase Agreement dated May 25, 1994, as amended, regarding the sale of the Automotive Assets on June 28, 1994, provided that the selling price be adjusted based on the net assets sold. During Fiscal 1995, such amount was finalized and resulted in additional cash proceeds to the Company of $4.5 million. Such amount, net of $0.1 million of tax, has been included as gain on sale of discontinued operations in Fiscal 1995.

            On November 16, 1995, pursuant to the terms of an Asset Transfer Agreement dated as of November 16, 1995, by and among the Company, Carpet, Gulistan Holdings Inc., and Gulistan Carpet Inc., a wholly-owned subsidiary of Gulistan Holdings Inc. (collectively, "Gulistan"), the Company and Carpet consummated the sale of substantially all of the assets of Carpet used in the business of designing and manufacturing tufted carpets for sale to residential, commercial and hospitality markets (the "Carpet Business"). Pursuant to the Asset Transfer Agreement, Gulistan agreed to assume substantially all of the liabilities and obligations associated with the Carpet Business.

            The consideration for the sale of the Carpet Business consisted of approximately $19.0 million in cash, as adjusted, and other debt and equity securities of Gulistan as follows: a $10 million Promissory Note due in November 2001, $5 million of preferred stock redeemable in November 2005, and warrants to purchase 25% of the common stock of Gulistan. Based on an independent valuation, the Company has determined the fair value of these debt and equity securities to be approximately $11.3 million. The net assets of the Carpet Business (adjusted to net realizable value) have been classified as "net assets held for sale" on the October 28, 1995 Consolidated Balance Sheet. As of October 28, 1995, the Company adjusted the net assets of the Carpet Business to their net realizable value, which resulted in a charge to the 1995 Consolidated Statement of Operations of $30.7 million, classified as loss on sale of discontinued operations. The cash consideration was adjusted in Fiscal 1996 pursuant to the terms of the Asset Transfer Agreement based on the audited amount of working capital transferred, which adjustment resulted in a reduction of $3.5 million in the cash consideration and an additional charge to income in Fiscal 1996 of $1.5 million. The fiscal amount of net cash proceeds (net of fees, expenses and the post-closing adjustment) of $16.7 million was applied by the Company to reduce outstanding borrowings under the credit agreement for the senior credit facility. The loss on the sale is not currently recognizable for tax purposes and the Company has recorded no net tax benefit as a result of this loss due to uncertainties regarding the ability to utilize these losses in future years.

LIQUIDITY AND CAPITAL RESOURCES

            The Company's principal sources of liquidity for operations and expansion are funds generated internally and borrowings under its Revolving Credit Facility (as defined below). At May 3, 1997, the Company had $20.1 million available for borrowing under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility are made or repaid on a daily basis in amounts equal to the net cash requirements or proceeds for that business day. The working capital deficits at May 3, 1997 and November 2, 1996 of $269.4 million and $257.9 million respectively, reflect the classification of the amount outstanding under the Revolving Credit Facility ($79.2 million at May 3, 1997 and $85.6 million at November 2, 1996) and the carrying value of notes and debentures ($242.4 million at May 3, 1997 and $237.7 million at November 2,1996) as current liabilities.

            JPS and its operating subsidiaries (being hereinafter collectively referred to as the "Borrowing Subsidiaries") are parties to the Fourth Amended and Restated Credit Agreement, dated as of June 24, 1994, as amended (the "Restated Credit Agreement"), by and among the financial institutions party thereto, Citibank, N.A. ("Citibank"), as administrative agent and co- agent, and General Electric Capital Corporation ("GECC"), as collateral agent and co-agent. The Restated Credit Agreement, as amended, provides for a revolving credit loan facility and letters of credit (the "Revolving Credit Facility") in a maximum principal amount equal to the lesser of (a) $118 million and (b) a specified borrowing base, which is based upon eligible receivables and inventory of the Borrowing Subsidiaries (the "Borrowing Base"), except that (i) no Borrowing Subsidiary may borrow an amount greater than the Borrowing Base attributable to it, (ii) letters of credit may not exceed $15 million in the aggregate, and
(iii) $20 million of the Revolving Credit Facility is available, not subject to the Borrowing Base, to purchase property, plant and equipment or to finance or refinance such purchases ("Capex Loans"), provided that the aggregate of all revolving credit loans, including Capex Loans, and letters of credit may not exceed the lesser of (A) $118 million and (B) the sum of the Borrowing Base plus $25 million (subject to certain reductions).

            Based on the downturn in the apparel fabrics market, increased foreign competition and falling margins, the Company determined that its financial resources would be insufficient to satisfy mandatory redemption requirements of certain of its debt securities due on June 1, 1997. Accordingly, on May 8,1996, the Company engaged The Blackstone Group L.P. to act as its financial advisor in connection with a potential financial restructuring of its debt obligations. In addition, at the request of the Unofficial Bondholder Committee, the Company agreed to finance the retention of financial and legal advisors to advise the Unofficial Bondholder Committee in connection with such a financial restructuring.

            The Company also had discussions with its bank lenders regarding the extension of the term of its Revolving Credit Facility, which had been scheduled to expire on November 1, 1996. In 1996 and 1997, the Company obtained several amendments to its existing credit agreement, which extended the expiration date to August 8, 1997 if the Company had not commenced a case under chapter 11 of the Bankruptcy Code or to the earlier of November 1, 1997 or the effective date of a reorganization under chapter 11 if a case under chapter 11 had been filed prior to August 8, 1997. These amendments also restricted capital expenditures, eased certain financial covenants, and prohibited additional borrowings for, among other things, dividends or advances to the Company to pay interest on its notes and debentures. Accordingly, the Company did not make scheduled November 15, 1996 and May 15, 1997 interest payments of approximately $1.9 million each on its 7% Subordinated Debentures and did not make scheduled December 1, 1996 and June 1, 1997 interest payments of approximately $5.4 million each on its 10.85% Notes and approximately $3.6 million each on its 10.25% Notes. In addition, the Company failed to mandatorily redeem, on June 1, 1997, approximately $37.8 million in aggregate principal amount of its 10.85% Notes and approximately $31.2 million in aggregate principal amount of its 10.25% Notes. The failure to make these scheduled payments constituted an event of default under the indentures governing these debt securities.

            On May 16, 1997, JPS and JPS Capital reached an agreement in principle with the Unofficial Bondholder Committee on the terms of a proposed restructuring to be accomplished pursuant to a joint plan of reorganization for JPS under chapter 11 of the

Bankruptcy Code. Pursuant to a disclosure statement dated June 25, 1997, on June 26, 1997, JPS and JPS Capital commenced the solicitation of votes from holders of Old Debt Securities and Old Senior Preferred Stock for the acceptance or rejection of the Plan of Reorganization. This solicitation was conducted prior to the filing by JPS of a case under chapter 11 of the Bankruptcy Code so as to significantly shorten the pendency of the case and to simplify its administration. The solicitation was successfully completed on July 28, 1997 and JPS commenced its chapter 11 case on August 1, 1997. JPS' operating subsidiaries have not commenced chapter 11 cases.

            Under the proposed Plan of Reorganization, JPS's Old Debt Securities, with a carrying value of $242.4 million on May 3, 1997, will be exchanged as follows: holders of JPS 10.25% Notes and 10.85% Notes will receive $14 million in cash, contingent notes issued by JPS Capital, providing payment of up to $34 million (subject to adjustment) on the occurrence of certain events, and approximately 93.30% of the New Common Stock and holders of the 7% Subordinated Debentures will receive approximately 5.95% of the New Common Stock. JPS's senior management will receive approximately 0.75% of the New Common Stock in lieu of payment under the contractual retention bonus agreements described in Note 9 to the Consolidated Financial Statements. The Plan of Reorganization also provides for the exchange of all of JPS's Old Senior Preferred Stock for warrants to purchase New Common Stock of reorganized JPS and cancellation of JPS's existing Old Senior Preferred Stock, Old Junior Preferred Stock and Old Common Stock. Members of JPS's senior management team are expected to enter into new employment agreements in connection with the restructuring.

            A revolving credit facility similar to the existing senior credit facility under the restated credit agreement is essential for the Company's continued operations. On the effective date of the reorganization, the Company expects to obtain a new revolving credit facility. On August 11, 1997, the Company accepted a proposal submitted by Citicorp for a $135 million secured revolving credit facility with a five-year term. Availability under the new facility would be subject to a borrowing base comprised of eligible receivables and inventory and a portion of fixed assets. A letter of credit sub-facility in an amount of $20 million would be available as part of the new facility with undrawn face amount of outstanding letters of credit reserved against the total availability under the new facility.

            The new credit facility, which is subject to, among other things, completion of Citicorp's collateral review and confirmation of the Plan of Reorganization, is subject to final documentation and terms reasonably satisfactory to the Unofficial Bondholder Committee.

ITEM 3.  PROPERTIES.

            The following table sets forth certain information relating to the Company's principal facilities (segment information relates to principal use). All of the facilities owned or leased by the Company are used for manufacturing, except for the facility in New York, New York, which is used for sales offices. Except as noted, all of the Company's facilities are owned in fee and substantially all owned facilities are pledged as collateral for the Company's bank financing arrangement.

   Apparel Fabrics and              Industrial Fabrics
        Products                       and Products

                     Square                                 Square
Location             Footage              Location          Footage
--------             -------              --------          -------

                                        Kingsport, TN       625,000
Laurens, SC          475,000            Slater, SC          433,000
Greenville, SC       460,000            Westfield, NC       237,000
Stanley, NC          338,000            Easthampton, MA      50,000
S. Boston, VA        286,000
Rocky Mount, VA       81,000

Home Fashion Textiles                    All Segments
---------------------                    ------------

Lincolnton, NC             387,000        New York, NY(1)    10,000

--------------------
(1) The New York, NY facility is leased by the Company under a lease agreement which expires on May

      30, 1999.

            The Company also leases certain other warehouse facilities, various regional sales offices, a subsidiary's corporate office and its corporate headquarters. The Company believes that all of its facilities are suitable and adequate for the current and anticipated conduct of its operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

OWNERSHIP OF EXISTING EQUITY SECURITIES

            The following table sets forth information as of June 20, 1997 with respect to the beneficial ownership of shares of Old Senior Preferred Stock, Old Junior Preferred Stock, Class A Common Stock and Class B Common Stock by (a) each person or group that is known to the Company to be the beneficial owner of more than 5% of the outstanding shares, (b) each director of the Company, and
(c) all directors and executive officers of the Company as a group on such date.

                                           Old                       Old
                                  Senior Preferred Stock    Junior Preferred Stock    Class A Common Stock    Class B Common Stock
                                  ----------------------    ----------------------    --------------------    --------------------
                                      Number  Percent           Number   Percent         Number   Percent        Number   Percent
Name of 5%                              of      of                of       of              of       of              of       of
Beneficial Owner                      Shares   Class             Shares   Class          Shares   Class (1)      Shares   Class (1)
----------------                      ------   -----             ------   -----          ------   ---------      ------   ---------



Bear Stearns Securities Corp. (4)    124,280    23.09%
% ADP Proxy Services
51 Mercedes Way
Edgewood, NY  11717

Presidential Life                     53,813    10.00%
Insurance Company
c/o The Bank of New York
Post Office Box 16203
New York, NY  10249

Romulus Holdings Inc. (7)             58,930    10.95%
20 Rockridge Circle
New Rochelle, NY  10804


Citibank, N.A. (4)                    28,436     5.28%
P.O. Box 1530, Grand Central
111 Wall Street
20th Fl., Zone 9
New York, NY  10043

Lehman Brothers (6)                                                                         73,847   7.38%
c/o ADP Proxy Services
51 Mercedes Way
Edgewood, NY  11717

BT Securities Corp (4)                26,904     5.00%
130 Liberty Street
New York, NY  10015

Dabney Resnick Imperial LLC           31,658     5.88%                                      63,600   6.36%
Trading Account (4)
150 S. Rodeo Dr., #100
Beverly Hills, CA  90212

Odyssey Partners, L.P. (2)                                     5,000     50.00%                                  340,000  34.00%
31 West 52nd Street
New York, NY  10019

DLJ Capital Corp. (3)                                                                                            170,000  17.00%
140 Broadway
New York, NY  10005-1285

Messrs. Grant M. Wilson,                                       5,000     50.00%
William J. DeBrule
and Yehochai Schneider
111 Pond Street
Cohasset, MA  02025



                                            Old                       Old
                                  Senior Preferred Stock    Junior Preferred Stock    Class A Common Stock    Class B Common Stock
                                  ----------------------    ----------------------    --------------------    --------------------
                                      Number  Percent           Number   Percent         Number   Percent        Number   Percent
Name of 5%                              of      of                of       of              of       of              of       of
Beneficial Owner                      Shares   Class             Shares   Class          Shares   Class (1)      Shares   Class (1)
----------------                      ------   -----             ------   -----          ------   ---------      ------   ---------


Lewco Securities Corp. (4)            33,935   6.31%                                     90,748     9.07%
34 Exchange Pl. Plaza, 4th Floor
Jersey City, NY  07311-3988

SSB-Custodian (4)                                                                        73,745     7.37%
Global Proxy Unit, ASNW
P.O. Box 1631
Boston, MA  02105-1631

Lutheran Brotherhood Research                                                            70,180     7.02%
Corp.
625 Fourth Avenue South
Minneapolis, MN  55415

Everest Capital Fund, L.P. (7)                                                           62,475     6.25%
c/o Morgan Stanley & Co., Inc.
One Pierpont Plaza
Brooklyn, NY  11201

Jefferies & Company, Inc. (4)         73,011   13.56%
c/o ADP Proxy Services
51 Mercedes Way
Edgewood, NY  11717

PNC National Association (4)          27,501   5.11%
1835 Market Street
11 Penn Center, 15th Floor
Philadelphia, PA  19103

Directors and executive officers                                                                                 510,000    51.0%
as a group (5)
(6 persons)



(1) Percentages represented hereunder are based on the combined Class A Common Stock and Class B Common Stock issued and outstanding.

(2) Represents shares of Class B Common Stock and Old Junior Preferred Stock owned by Odyssey Partners, L.P. In addition, Odyssey Partners, L.P. has voting control with respect to the 5,000 shares of Old Junior Preferred Stock held by Grant M. Wilson, William J. DeBrule and Yehochai Schneider. The Class B Common Stock shares are subject to a Stockholder's Agreement, which provides, among other things, for certain restrictions on the voting and transfer of such shares. Leon Levy, Jack Nash, Stephen Berger, Joshua Nash, the Nash Family Partnership and Brian Wruble, by virtue of being general partners of Odyssey Partners, L.P., share voting and dispositive power with respect to the Class B Common Stock and Old Junior Preferred Stock owned by Odyssey Partners, L.P. and, accordingly, may each be deemed to own beneficially such stock owned by Odyssey Partners, L.P. Each of such persons has expressly disclaimed any such beneficial ownership (within the meaning of Rule 13d-3(a) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) which exceeds the proportionate interest in the Class B Common Stock and Old Junior Preferred Stock which he or it may be deemed to own as a general partner of Odyssey Partners, L.P. Mr. Friedman has an indirect fractional financial interest in the shares of Class B Common Stock owned by Odyssey Partners, L.P.; however, he has no voting or dispositive power over any shares owned by Odyssey Partners, L.P.

(3) Such shares are subject to the Stockholders' Agreement, which provides, among other things, for certain restrictions on the voting and transfer of such shares. In addition, pursuant to the Voting Trust Agreement, dated as of April 2, 1991, between DLJ and Lincoln National, DLJ conferred the right to vote 120,000 of such shares of Class B Common Stock to Lincoln National, as voting trustee. Such shares include shares held by DLJ First ESC L.L.C. which is an "employee securities corporation" formed to hold securities on behalf of participants in certain DLJ incentive compensation plans.

(4) It is not known if these shares are held beneficially or as nominee for one or more beneficial owners.

(5) None of Jerry E. Hunter, Carl Rosen, David H. Taylor, Monnie L. Broome, Bruce R. Wilby or Heyward D. Maddox, the executive officers listed below in Item 6, "-Executive Compensation-Summary Compensation Table," beneficially own, or may be deemed to own, any shares of capital stock of the Company, and therefore are not listed in this table.

(6)   Disclaims beneficial ownership.

(7) The Company believes that the party shown is the beneficial owner of all of the referenced shares.

PRO FORMA OWNERSHIP OF NEW EQUITY SECURITIES

            Based upon information known to the Company as of August 18, 1997, the following table projects the beneficial ownership of the shares of New Common Stock to be issued and outstanding on the Effective Date by (a) each person or group that is projected by JPS to become the beneficial owner of more than 5% of such shares on such date, (b) each director of JPS on such date and (c) all directors of JPS as a group on such date.

                                Common Stock (1)
                                ----------------


Name of 5%                              Number of         Percent of
Beneficial Owner                         Shares              Class
----------------                         ------              -----


As the new Common Stock will not be issued until the Effective Date, JPS will be unable to determine, prior to such time, the information required to be disclosed herein, other than as set forth below. JPS will make such information publicly available through an appropriate filing with the Securities and Exchange Commission once such information becomes available.


Directors
---------

Robert J. Capozzi(2)                            0              0%

Jeffrey S. Deutschman                       5,000           0.05%

Nicholas P. DiPaolo                         5,000           0.05%

Michael L. Fulbright                        5,000           0.05%

Jerry E. Hunter                            32,852           0.31%

John M. Sullivan                            5,000           0.05%

David H. Taylor                            20,984           0.20%

Directors and executive                    75,836           0.70%
  officers as a group


---------------------------
1. After giving effect to (i) the exercise in full of the New Warrants to be issued on the Effective Date and (ii) the exercise in full of all options to purchase New Common Stock which will have vested on the Effective Date (if any).

2. Mr. Capozzi has informed JPS that he will waive his entitlement to receive any options to purchase shares of New Common Stock under the Incentive and Capital Accumulation Plan (the "Incentive Plan").

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

EXISTING DIRECTORS AND OFFICERS

            The following table sets forth certain information with respect to the persons who are members of the Board of Directors or executive officers of JPS. Each director will serve until the Effective Date.
Directors receive no compensation for their services.

Name                          Age         Position(s) Held
----                          ---         ----------------

Jerry E. Hunter               60          Director, Chairman of the Board,
                                          President and Chief Executive Officer

David H. Taylor               42          Director, Executive Vice President-
                                          Finance and Secretary

Steven M. Friedman            42          Director

Muzzafar Mirza                38          Director

Alain M. Oberrotman           45          Director

Marc C. Particelli            51          Director


            The business experience of each of the directors and executive officers during the past five years is as follows:

            Jerry E. Hunter was appointed as a director of JPS on April 6, 1993 and as Chief Executive Officer of JPS on November 29, 1994. Mr. Hunter has served as President of JPS since September 1988. Prior to that time, from May 1988 to September 1988, he was Executive Vice President - Operations. In addition, on January 18, 1994, Mr. Hunter was appointed as Chief Operating Officer of JPS Converter and Industrial Corp., a wholly owned subsidiary of JPS, and he also serves as a Vice President of each of JPS's subsidiaries. From April 1986 to May 1988, he was Vice President - Technical Services at J.P. Stevens. From March 1983 to March 1986, he was Senior Vice President at Cannon Mills, Inc., a textile manufacturer. Prior to March 1983, he was employed by Springs Industries, a textile manufacturer, for 21 years.

            David H. Taylor was appointed as a director of JPS on April 15, 1993. Mr. Taylor has served as Executive Vice President - Finance and Secretary of JPS since June 1991, and prior thereto he was Controller and Assistant Secretary of JPS since May 1988. Prior to that time, he was a Senior Manager at Deloitte Haskins & Sells, a public accounting firm, by which he was employed from June 1977 through May 1988. In addition, Mr. Taylor serves as a Vice President and Assistant Secretary of each of JPS's subsidiaries.

            Steven M. Friedman has served as a director of JPS since May 1988. He was Chief Executive Officer of JPS from April 1991 to November 1994. Mr. Friedman became a general partner of Eos Partners, L.P. ("EOS") (a private investment firm) on January 1, 1994. Prior thereto, he was a general partner of Odyssey Partners, L.P., a private investment partnership with substantial capital invested in marketable securities and closely held businesses, since July 1988. He is also a director of Forstmann & Company, Inc., a manufacturer of textiles and textile-related products, Eagle Food Centers, Inc., a chain of grocery stores, The

Leslie Fay Companies, Inc., a women's wear designer and manufacturer, Rickel Home Centers, Inc., a chain of home center retain stores, and The Caldor Corporation, a chain of discount retail stores.

            Muzzafar Mirza was appointed as a director of JPS on October 25, 1993. He has been a principal of Odyssey Partners, L.P. since July 1993. From May 1988 to June 1993, he was employed by General Electric Capital Corporation, as head of Merchant Banking for the GE Capital Corporate Finance Group. From 1983 to 1988, he was a Vice President of Marine Midland Bank, N.A. Mr. Mirza is also a director of The Scotsman Group, Inc. and its parent, Scotsman Holdings, Inc., a lessor of mobile office units.

            Alain M. Oberrotman was appointed as a director of JPS on January 25, 1994. He has been a principal of Odyssey Partners, L.P. since October 1, 1992. From September 1990 to October 1992, he was a principal of Hambro International Equity Partners, a venture capital firm.

            Marc C. Particelli was appointed as a director of JPS on November 29, 1994. He has been a principal of Odyssey Partners, L.P. since October 1, 1994. Prior thereto, he was a worldwide Practice Leader for the Consumer Products group at Booz, Allen & Hamilton, an international management consulting firm by which he was employed from 1974 to 1994.

            None of the directors or executive officers listed herein is related to any other director or executive officer.

DIRECTORS AND OFFICERS AS OF THE EFFECTIVE DATE

            The following table sets forth certain information with respect to the persons who are expected to serve as members of the Board of Directors or executive officers of JPS as of the Effective Date. Each director will serve until a successor is elected and qualified.


Name                          Age         Position(s) Held
----                          ---         ----------------

Robert J. Capozzi             33          Director

Jeffrey S. Deutschman         40          Director

Nicholas P. DiPaolo           56          Director

Michael L. Fulbright          47          Director

Jerry E. Hunter               60          Chairman of the Board, Director,
                                          Chief Executive Officer
                                          and President

John M. Sullivan, Jr.         51          Director

David H. Taylor               42          Director, Executive Vice President -
                                          Finance and Secretary


            Directors will be compensated as follows:

            Each director who is not an employee of JPS will be paid $20,000 annually for his services as a director, $1,200 for attendance at each meeting of the Board of Directors and each committee meeting which does not occur in conjunction with a directors' meeting, and $1,000 annually for his or her services as the chairman of any committee. In addition, in accordance with the Incentive Plan, each non-employee director will be entitled to receive on the Effective Date a grant of options to purchase 25,000 shares of Common Stock at an exercise price based on the per share price of the Common Stock as of the Effective Date. With respect to the options granted to each non-employee director on the Effective Date, options to purchase 5,000 shares of Common Stock will vest on the Effective Date and with respect to the balance of the options so granted, options to purchase 5,000 shares of Common Stock will vest on each of the first, second, third and fourth anniversaries of the Effective Date. In addition, in accordance with the Incentive Plan, each non-employee director appointed subsequent to the Effective Date will be entitled to receive on the date such director is appointed (the "Appointment Date") a grant of options to purchase 25,000 shares of Common Stock at an exercise price based on the per share price of the Common Stock as of the Appointment Date. With respect to the options granted to each non-employee director appointed subsequent to the Effective Date, options to purchase 5,000 shares of Common Stock will vest on the applicable Appointment Date and with respect to the balance of the options so granted, options to purchase 5,000 shares of Common Stock will vest on each of the first, second, third and fourth anniversaries of such Appointment Date.

            In addition, non-employee directors are eligible to receive other benefits under, and in accordance with, the Incentive Plan. Under the terms of the Incentive Plan, no grants may be made until the Effective Date has occurred.

            The business experience of each of the directors and executive officers as of the Effective Date (other than those whose experience is described above) during the past five years is as follows:

            Robert J. Capozzi is a Managing Director of Magten Asset Management Corp., an investment advisory firm established in 1978. Mr. Capozzi has been with Magten since 1986. Currently, Mr. Capozzi serves as a member of the Board of Directors of Magten Offshore Fund Ltd.

            Jeffrey S. Deutschman is a private investor and merchant banker. From 1992 to 1995, he was a Managing Director with Aurora Capital Partners, L.P. Prior to that, he was a Managing Director and principal of Deutschman Clayton & Company. Mr. Deutschman has been Co-Chairman of the Board of Directors of The Cherokee Group, a designer, manufacturer, and marketer of casual apparel, and an officer and director of Fair Holdings Corporation and Fair Lanes, Inc., a manager and operator of bowling centers.

            Nicholas P. DiPaolo was Chairman of the Board, President and Chief Executive Officer of Salant Corporation, a diversified apparel company listed on the New York Stock Exchange, from March 1991 until his retirement in May 1997. Prior to that, Mr. DiPaolo served as President and Chief Operating Officer of Salant Corporation since June 1988. From 1985 to 1988, Mr. DiPaolo served as President and Chief Operating Officer of Manhattan Industries, which was merged into Salant Corporation in 1988. Prior to that he was Chairman and Chief Executive Officer of the Villager, a women's sportswear company, from 1979 to 1985. Mr. DiPaolo has served on the Board of Directors of Manhattan Far East, a trading company based in Hong Kong. He is also a member of the Board of Directors of the American Apparel Manufacturers Association and other industry associations.

            Michael L. Fulbright has served as President and Chief Executive Officer of The Bibb Company, a diversified textile company, since August 1996. From December 1994 to August 1996, he served as President of the Denim Division of Cone Mills, Inc. from December 1994 to August 1996. Prior to that,

Mr. Fulbright was employed with Springs Industries, serving as President of the Greige Manufacturing Division from August 1992 to November 1994, as President of Wamsutta/Pacific Home Products from July 1986 to July 1992, and as Executive Vice President of Wamsutta/Pacific Home Products from December 1985 to July 1986. Prior to that, Mr. Fulbright was employed by M. Lowenstein Corporation and WestPoint Pepperell.

            John M. Sullivan, Jr. has served as President of American Silk Mills Corp. since 1985, as President and Chief Executive Officer of Gerli & Co., Inc. since 1987, as President of International Silk Association (USA), N.Y., N.Y. since 1988, and as Co-Chairman of the Home Furnishings Committee, I.S.A., Lyons France, since 1995. From 1987 to 1991, Mr. Sullivan served as President of Cheney Brothers Inc. Prior to that, he served as Executive Vice President (Merchandising, Marketing & Sales) of Gerli & Co., Inc. from 1984 to 1987. Prior to that, Mr. Sullivan served as President of A.H. Rice Company Inc., Pittsfield, Massachusetts from 1982 to 1989, as Vice President of Marketing and Sales for Gerli & Co., Inc. from 1979- 1982, and as Sales Manager of American Silk Mills Corp. from 1974 to 1979.

            JPS's directors will serve until the next annual meeting of stockholders or until their successors have been elected and qualified.

            None of the directors or executive officers listed herein is related to any other director or executive officer.

ITEM 6.  EXECUTIVE COMPENSATION.

Summary of Compensation

            The following summary compensation table sets forth information concerning compensation for the last three years for services in all capacities awarded to, earned by or paid to JPS's Chief Executive Officer and the five other most highly compensated executive officers of JPS (or its subsidiaries) during Fiscal 1996.


                           SUMMARY COMPENSATION TABLE
                           --------------------------

Name and                            Annual Compensation       All Other
Principal Position         Year     Salary       Bonus     Compensation(2)
------------------         ----     ------       -----     ---------------

Jerry E. Hunter            1996     $332,025    $  -             $3,371
 Chairman of the Board,    1995     306,075     195,902           3,228
 President and Chief       1994     291,500     292,793           5,219
 Executive Officer

Carl Rosen                 1996     251,875        -              3,131
 President, JPS Converter  1995     243,750     83,000            3,046
 & Industrial Corp.(1)     1994     217,708     60,000            4,354

David H. Taylor            1996     204,783        -              2,291
 Executive Vice            1995     196,350     118,139           2,238
 President-                1994     187,000     162,631           3,271
 Finance and Secretary

Monnie L. Broome           1996     162,775        -              2,295
 Vice President-Human      1995     155,925     91,822            2,250
 Resources                 1994     148,500     122,590           3,029

Bruce R. Wilby             1996     161,474     57,761                  6,040
 President, JPS            1995     140,359        -                    5,591
 Elastomerics Corp.(1)     1994     139,669     75,000                  6,173

Heyward D. Maddox          1996     124,813     93,249                  2,258
 Vice President-           1995     119,242        -                    1,724
 Sales and Marketing,      1994     114,321     54,000                  1,530
 JPS Converter &
 Industrial Corp.(1)


----------------------------

(1) Such executive officers of JPS's subsidiaries perform certain policy-making functions for JPS and are therefore included herein pursuant to Item 402(a)(3) of Regulation S-K and Rule 36-7 under the Exchange Act.

(2) Employer-matching 401(k) plan contribution, employer-provided life insurance premiums and imputed lease value of Company provided automobiles.

            JPS is a party to Retention Bonus Agreements with each of Jerry E. Hunter, David H. Taylor, and Monnie L. Broome, dated July 12, 1996. No payments have been made pursuant to these agreements. On the Effective Date, pursuant to the Plan of Reorganization, such agreements will be superseded by the employment agreements described in "Agreements with Executive Officers," below.

LONG-TERM INCENTIVE PLAN

            JPS and certain of its subsidiaries (the "Subsidiary Participants") have adopted a Long-Term Incentive Plan for certain officers and key employees effective November 1, 1994. The plan provides for annual awards which are accumulated in individual award banks. Awards may be either positive or negative in any given year and are added or subtracted each year from each participant's respective award bank. A percentage of each participant's award bank balance will be paid out annually beginning after Fiscal 1996. Awards are based on the achievement of certain financial performance targets by JPS and the Subsidiary Participants. Such financial performance targets are established on a rolling three-year basis and are subject to change at the discretion of the Boards of Directors of JPS and the Subsidiary Participants. As of January 31, 1997, there have been no awards granted under this plan. The Long-Term Incentive Plan will be terminated on the Effective Date.

            The following employees named in the Summary Compensation Table are currently employee participants in the Long-Term Incentive Plan: Jerry E. Hunter, Carl Rosen, David H. Taylor and Monnie L. Broome.

AGREEMENTS WITH EXECUTIVE OFFICERS

            On the Effective Date, JPS will enter into an employment agreement with Jerry E. Hunter. The agreement provides that Mr. Hunter will serve as President and Chief Executive Officer of JPS until the third anniversary of the Effective Date (the "Termination Date"), which agreement shall automatically be extended on an annual basis following the Termination Date unless either party elects in advance not to extend the employment period. The initial base salary under the agreement will be $380,000 and may be increased but not reduced over the term of the agreement. In addition, under the new employment agreement, Mr. Hunter will be entitled to receive a retention grant cash payment of $256,274 and 32,852 shares of Common Stock. Mr. Hunter will be eligible for an annual bonus in an amount based upon the attainment of certain performance goals specified in the 1997 Management Incentive Bonus Plan. If JPS terminates Mr. Hunter's employment for reasons other than for cause (as defined in the agreement), he will be entitled to severance benefits equal to (i) his annual base salary continued through the Termination Date or for one year from the date of termination, if later, (ii) his target annual bonus continued through the Termination Date or for one year, if greater and (iii) continuation of all health and life insurance benefits for up to twenty-four months following the termination of employment. In the event JPS reduces Mr. Hunter's base salary or bonus, materially changes the requirements of his position or requires that he relocate his principal residence, or he elects to terminate his employment no earlier than six months following a change in control (as defined in the agreement), Mr. Hunter may voluntarily terminate his employment with JPS with such termination being treated, for purposes of severance benefits, as a termination by JPS.

            On the Effective Date, JPS will enter into substantially similar employment agreements with David H. Taylor and Monnie L. Broome, with Mr. Taylor serving as Executive Vice President-Finance and Secretary of JPS and Mr. Broome serving as Vice President-Human Resources of JPS. Under the agreements, base salary for Mr. Taylor is $225,000 and for Mr. Broome is $180,000. In addition, under the new employment agreements, Mr. Taylor will be entitled to receive a retention grant cash payment of $163,694 and 20,984 shares of New Common Stock and Mr. Broome will be entitled to receive a retention grant cash payment of $115,531 and 14,810 shares of New Common Stock. Unlike the employment agreement of Mr. Hunter, the new employment agreements of Mr. Taylor and Mr. Broome will not provide that within six months following a change in control, Mr. Taylor or Mr. Broome (as the case may be) may voluntarily terminate his employment with JPS, with such termination being treated, for purposes of severance benefits, as a termination by JPS.

RETIREMENT PENSION PLAN

            The Company maintains a Retirement Pension Plan for all employees (the "Pension Plan"), including its salaried employees. The Pension Plan is a defined benefit pension plan providing a formula benefit with contributions determined on an actuarial basis. The Pension Plan generally covers all employees 21 years of age or older who have completed one year of service with the Company. The Pension Plan generally takes into account annual compensation earned under certain predecessor plans of J.P. Stevens.

            The following table indicates the approximate amounts of annual retirement income that would be payable to a salaried employee under the Pension Plan based on the compensation levels and years of credited service shown. There would be no social security or other offset deducted from the amounts shown.

                               PENSION PLAN TABLE*


                                       Years of Service
           ------------   ------------------------------------------------------
           Remuneration   15 Years    20 Years     25 Years   30 Years 35 Years

           ------------
            $125,000       $20,018     $26,691      $33,364    $40,036  $46,709

            $150,000 and    24,518      32,691       40,864     49,036   57,209
            above


         *Assumes individual retires at age 65 in 1996 with the indicated years of service and compensation. The social security integration level of such individuals would be $27,576. The social security integration level is adjusted annually.

         Credited years of service for benefit accrual under the Pension Plan as of November 2, 1996 for the following executive officers are:

      Jerry E. Hunter................10 years
      Carl Rosen......................5 years
      David H. Taylor.................8 years
      Monnie L. Broome................8 years
      Bruce R. Wilby.................21 years
      Heyward D. Maddox..............28 years

            Annual retirement benefits for salaried employees are generally computed as the sum of 0.6% of a participant's average compensation (the annual average of five consecutive, complete plan years of highest compensation during the last 10 plan years of service) multiplied by the years of benefit service plus 0.6% of a participant's compensation which exceeds the Participant's Social Security Integration Level (equal to $27,576 in 1996) multiplied by the participant's years of benefit service. The Pension Plan provides that each participant's benefits fully vest after five years of service or the attainment of age 55.

            This table may understate the benefits available to certain participants because salaried employees who were covered by the Pension Plan before July 1, 1989 are entitled to the greater of the benefit formula noted above or the prior benefit formula, plus additional accrued benefits under the new formula since July 1, 1989. Under the prior formula, a participant's annual pension payable as of normal retirement age was equal to 1% of the portion of "final average compensation" which was equal to the "social security integration level" in effect for the year of retirement, plus 1.5% of the portion of the participant's final average compensation in excess of the social security integration level, the sum of which was multiplied by the number of years of credited service not exceeding 35. In addition, as noted below, the table assumes that covered compensation was limited to the current allowable amount for all years while benefits may have been accrued in years when limitations were higher.

            Compensation covered by the Pension Plan consists of all payments made to a participant for personal services rendered as an employee of the Company which are subject to federal income tax withholding, excluding imputed income attributable to certain fringe benefit programs. In accordance with the Revenue Reconciliation Act of 1993 with respect to salaried employees, plan compensation covers up to a maximum of

$150,000 as adjusted per individual for the plan year beginning November 1, 1994. Plan compensation was subject to substantially higher limits in previous years ($235,840 for 1994). The amounts shown are also subject to possible maximum limitations under Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), and are subject to possible reduction for amounts payable under other Company qualified plans.

1997 MANAGEMENT INCENTIVE BONUS PLAN

            The Company's Management Incentive Bonus Plan provides incentives for key management employees of the Company based upon the financial performance of the Company. The plan is designed to provide incentives to maximize operating earnings while minimizing the net assets required to generate those earnings. Targets are set annually for operating earnings (defined as EBITDA before bonus expense and restructuring and reorganization expenses) and net assets employed (defined as average total assets less average current liabilities other than debt-related liabilities such as accrued interest) for each fiscal year and for each operating subsidiary. If actual operating earnings and net assets employed are equal to the targets, a targeted bonus is paid to each participant. To the extent actual operating earnings are greater than the target, amounts in excess of the targeted bonuses are paid to each participant. Likewise, operating earnings lower than target result in a bonus payment that is less then the targeted bonus. A participant's bonus is reduced to zero if actual operating earnings are 80% of target or less. The operating earnings target is adjusted up or down by 12.5% of the excess or deficiency of actual net assets employed compared to the target for net assets employed. Targeted bonus amounts expressed as a percentage of salary for participants in the plan range from 15% to 50%. Individuals listed on the Summary Compensation Table have targeted bonus amounts equal to 50% of salary.

1997 INCENTIVE AND CAPITAL ACCUMULATION PLAN

            The Company's Incentive Plan is intended to provide incentives that will attract, retain, and motivate highly competent individuals as key employees of reorganized JPS and its subsidiaries, by providing them with opportunities to acquire shares of New Common Stock or monetary payments based on the value of such shares. Pursuant to the Incentive Plan, on the Effective Date, reorganized JPS will reserve approximately 853,485 shares of the New Common Stock for issuance to salaried key employees and non-employee directors of the Company pursuant to benefits in the form of stock options, stock appreciation rights, stock awards, performance awards, and stock units that may be granted by the compensation committee comprised of disinterested members of reorganized JPS's Board of Directors. The Incentive Plan will terminate on the tenth anniversary of its adoption.

            Options to acquire approximately 586,990 of the shares reserved pursuant to the Incentive Plan shall be granted to members of senior management of the Company prior to the last day of JPS's 1997 fiscal year. There may be different types of stock options, including among other types, performance options, which vest upon achievement of specified corporate performance goals, time vesting options, which vest solely on the lapse of time, or a combination of the two. The options will be exercisable according to the vesting schedule set forth in the individual grant letters approved by the compensation committee.

            In the event the employment of any of Jerry E. Hunter, David H. Taylor, Monnie L. Broome, W. Ellis Jackson or L. Allen Ollis is terminated by JPS without "Cause" or by such employee for "Good Reason," such employee's rights immediately will be fully vested in 100% of the shares granted to him. "Cause" and "Good Reason" are defined in the employment agreements to be entered into by JPS and each of the above-mentioned employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

            None.

ITEM 8.  LEGAL PROCEEDINGS.

            JPS is currently a debtor in possession in a chapter 11 reorganization case (no. 97-45133) pending in the Bankruptcy Court and has been involved in routine proceedings attendant thereto. Although JPS believes that the Plan of Reorganization will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

            In addition, the Company is involved in various legal proceedings which are routine litigations incidental to the conduct of its business. Management believes that none of this litigation, if determined adversely to the Company, would have a material adverse effect on the financial condition or results of operations of the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

            Pursuant to the Plan of Reorganization, the Old Debt Securities will be converted into, among other things, $14 million in cash, 99.25% of JPS's New Common Stock and $34 million in aggregate principal amount (subject to adjustment on the maturity date) of JPS Capital's Contingent Notes. In addition, holders of JPS's Old Senior Preferred Stock will receive New Warrants to purchase up to 5% of JPS's New Common Stock in place of the Old Senior Preferred Stock, and JPS's Old Senior Preferred Stock, Old Junior Preferred Stock and Old Common Stock will be cancelled.

            JPS will apply for inclusion of the New Common Stock in the NASDAQ National Market System.

            On the Effective Date, 10,000,000 shares of New Common Stock, and New Warrants to purchase up to 526,316 shares of New Common Stock, will be issued by JPS and distributed pursuant to the Plan of Reorganization.

HOLDERS

            As of August 18, 1997, there were approximately 19 record holders of JPS's Old Senior Preferred Stock, 4 record holders of the Old Junior Preferred Stock, 13 record holders of Class A Common Stock and 3 record holders of Class B Common Stock.

            The number of record holders of New Common Stock as of the Effective Date is expected to approximate 628.

DIVIDENDS

            Dividends on the Old Senior Preferred Stock, which accrue quarterly, are cumulative and are calculated based on an annual rate of 6% of the liquidation preference of the Old Senior Preferred Stock. Under the terms of various credit agreements, dividends on the Old Senior Preferred Stock must be in the form of additional shares until 1998. Dividends on the Old Junior Preferred Stock are non-cumulative and are payable at the same rate as is paid on the Old Common Stock, if any. Through August 18, 1997, no dividends have been paid on the Old Junior Preferred Stock or the Old Common Stock.

            As of the Effective Date, each share of New Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors and paid by JPS. The Company's new working capital facility following the Effective Date may contain restrictions on JPS's ability, under specific circumstances, to declare dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

            Other than the securities referred to below, JPS did not have any recent sales of unregistered securities.

            The New Common Stock, the Contingent Notes and the New Warrants will be issued pursuant to the Plan of Reorganization on the Effective Date in satisfaction of certain allowed claims against, or interests in, JPS. Based upon the exemptions provided by Section 1145 of the Bankruptcy Code, JPS believes that none of such securities are required to be registered under the Securities Act of 1933, as amended (the "Securities Act") in connection with their issuance and distribution pursuant to the Plan of Reorganization.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.



AUTHORIZED CAPITAL STOCK

      Prior to the Effective Date

            JPS's Restated Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which JPS shall have authority to issue is (i) Seven Hundred Thousand (700,000) shares of Class A Common Stock,
(ii) Seven Hundred Thousand (700,000) shares of Class B Common Stock and (iii) Seven Hundred Thousand (700,000) shares of preferred stock. Of such shares, there were outstanding at August 18, 1997, 490,000 shares of Class A Common Stock, 510,000 shares of Class B Common Stock, 538,176 shares of Old Senior Preferred Stock and 10,000 shares of Old Junior Preferred Stock. All of such outstanding shares will be cancelled on the Effective Date.

      As of the Effective Date

            JPS's Amended and Restated Certificate of Incorporation as of the Effective Date (the "New Charter") will provide that the total number of all classes of stock which JPS shall have authority to issue is Twenty-Five Million (25,000,000) shares, of which Twenty-Two Million (22,000,000) will be shares of New Common Stock and Three Million (3,000,000) will be shares of preferred stock, having a par value of $0.01 per share.

NEW COMMON STOCK

            Ten million (10,000,000) shares of New Common Stock will be issued on the Effective Date. Each share of New Common Stock will entitle its holder to one vote. The holders of record of the New Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors of JPS. Each share of New Common Stock will be entitled to share ratably in the net worth of JPS upon dissolution.

            Subject to the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), JPS may issue New Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix the same at its discretion. Shares so issued for which the consideration has been paid or delivered to JPS shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares. Notwithstanding anything to the contrary set forth in the New Charter, JPS shall not issue any non-voting equity securities; provided, however, that this provision, included in the New Charter in compliance with
Section 1123(a)(6) of the Bankruptcy Code, shall have no force and effect beyond that required by Section 1123(a)(6) of the Bankruptcy Code and shall be effective only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to JPS.

            Subject to certain restrictions specified in the New Charter, without the approval of the Board of Directors and the approval, given by written consent or by vote at any regular or special meeting of stockholders, of the holders of record of not less than 100% of the shares of New Common Stock at the time outstanding, voting together as a single class, JPS may not enter into any single transaction or series of related transactions, or take any other action that would have the effect of, whether directly or indirectly, prohibiting, restricting, delaying or otherwise hindering the payment of any and all amounts due under the Contingent Notes.

CERTAIN CORPORATE GOVERNANCE MATTERS

      Prior to the Effective Date

            Except as the General Corporation Law, the By-Laws of JPS (the "By-Laws") or the Charter may otherwise provide, the holders of one-third of the outstanding shares of stock entitled to vote constitute a quorum at a meeting of stockholders for the transaction of any business other than the election of directors, which requires the presence in person or by proxy of (i) the holders of one-third of the then outstanding shares of Class A Common Stock and Class B Common Stock, respectively or, (ii) the holders of one-third of the then outstanding shares of Old Senior Preferred Stock and Old Junior Preferred Stock, respectively or, under certain circumstances, (iii) the holders of one-half of the then outstanding shares of Class A Common Stock. The stockholders present may adjourn the meeting despite the absence of a quorum.

            Each stockholder entitled to vote in accordance with the terms of the Charter and By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder. In the election of Directors, a plurality of the votes present at the meeting shall elect. Election of Directors, and for any other action, need not be by written ballot. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. Action taken shall be taken by stockholders of JPS at a duly called annual or special meeting of stockholders of JPS.

            Subject to the provisions of the Charter and the General Corporation Law, the Board of Directors and the stockholders of JPS are expressly authorized to adopt, amend, alter or repeal By-Laws.

      As of the Effective Date

            As of the Effective Date, except as the General Corporation Law or the New Charter may otherwise provide, the holders of a majority in voting power of the issued and outstanding shares of capital stock of JPS entitled to vote shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholder.

            Each stockholder entitled to vote in accordance with the terms of the New Charter and the Amended and Restated By-Laws of JPS as of the Effective Date (the "New By-Laws"), shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder. In the election of Directors, a plurality of the votes present at the meeting shall elect. Election of Directors need not be by written ballot. Any other action shall be authorized by a majority of the votes cast except where the New Charter or the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. Action taken shall be taken by stockholders of JPS at a duly called annual or special meeting of stockholders of JPS. Voting by ballot shall not be required for corporate action except as otherwise provided by the General Corporation Law.

            In furtherance and not in limitation of the powers conferred under the General Corporation Law, the Board of Directors of JPS is expressly authorized to adopt, amend or repeal By-Laws not inconsistent with law or with the New Charter. By-Laws adopted by the Board of Directors may be repealed or changed, and new By-Laws made, by the stockholders.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Prior to the Effective Date

            JPS's current Charter provisions with regard to indemnification of directors and officers are substantially similar to the provisions described below under the New Charter.

      As of the Effective Date

            The New Charter will provide for the indemnification of, to the fullest extent permitted by the General Corporation Law, all persons who may be indemnified by JPS under the General Corporation Law, which would include the directors, officers, employees and agents of JPS. The indemnification provided by JPS's New Charter will not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the New By-Laws of JPS, by agreement, vote of the stockholders or disinterested directors of JPS or otherwise. JPS's New Charter also will not absolve directors of liability for (1) any breach of the directors' duty of loyalty to JPS or its stockholders, (2) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any matter in respect of which such director shall be liable under Section 174 of the General Corporation Law or any amendment thereto or successor provision thereto, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstance and expressly sets forth a negligence standard with respect to such liability, or (4) any transaction from which the director derived an improper personal benefit.

            Under Delaware law, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of JPS and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to JPS.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

            See "Item 15. Financial Statements and Exhibits" and the Consolidated Financial Statement which begin on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

            None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

                  (a)   Financial Statements
                        --------------------

            See Index to Consolidated Financial Statement and Schedules which appears on page F-1 hereof.

                  (b)   Exhibits
                        --------

            The exhibits listed on the Exhibit Index following the Consolidated Financial Statements hereof are filed herewith in response to this Item.

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 25, 1997

                                JPS TEXTILE GROUP, INC.

                                By:  /s/ David H. Taylor
                                    ------------------------------------------
                                    Name:  David H. Taylor
                                    Title: Executive Vice President - Finance
                                           and Secretary

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           JPS TEXTILE GROUP, INC.

                                                                          Page

Independent Auditors' Report...............................................F-2

Consolidated Balance Sheets as of October 28, 1995, November 2, 1996,
  and May 3, 1997 (unaudited)..............................................F-3

Consolidated Statements of Operations for the fiscal years ended
  October 29, 1994,  October 28, 1995 and November 2, 1996 and the
  six months ended April 27, 1996 and May 3, 1997 (unaudited)..............F-5

Consolidated Statements of Senior Redeemable Preferred
  Stock and Shareholders' Equity (Deficit) for October 30, 1993,
  October 29, 1994,  October 28, 1995, November 2, 1996 and
  May 3, 1997 (unaudited)..................................................F-6

Consolidated Statements of Cash Flows for fiscal years ended October
  29, 1994,  October 28, 1995 and November 2, 1996 and Six Months ended
  April 27, 1996 and May 3, 1997 (unaudited)...............................F-7

Notes to Consolidated Financial Statements.................................F-8

ITEM 15.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEPENDENT AUDITORS' REPORT

JPS Textile Group, Inc.:

We have audited the accompanying consolidated balance sheets of JPS Textile Group, Inc. and subsidiaries (the "Company") as of November 2, 1996 and October 28, 1995, and the related consolidated statements of operations, senior redeemable preferred stock and shareholders' equity (deficit), and cash flows for each of the three years in the period ended November 2, 1996. Our audits also included the financial statement schedule listed in the index at page S-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 2, 1996 and October 28, 1995, and the results of its operations and its cash flows for each of the three years in the period ended November 2, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements for the years ended November 2, 1996 and October 28, 1995 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has had recurring net losses from continuing operations since inception, has a net shareholders' deficiency, is in default on its senior subordinated discount notes, the senior subordinated notes and the subordinated debentures and, under certain conditions, the Company's senior revolving credit facility expires on March 1, 1997. The events of default entitle the holders of these debt securities to accelerate payment on such debt. JPS's default on its notes and debentures, its inability to service its debt without a restructuring thereof, the uncertainty of JPS's ability to restructure its notes and debentures and to meet the requirements for extension of its senior revolving credit facility or to obtain alternative sources of financing as described in Note 14 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

Greenville, South Carolina
January 17, 1997

JPS TEXTILE GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands Except Share Data)


                                            10/28/95    11/2/96     5/3/97
                                            --------    -------     ------
                                                                  (Unaudited)
ASSETS

CURRENT ASSETS:
  Cash                                       $ 1,352    $ 1,460      $1,284
  Accounts receivable, less allowance of
  $2,131 in 1995 and $2,511 in 1996 (Note 6)  88,186     75,166      72,184
  Inventories (Notes 5 and 6)                 48,729     48,374      45,948
  Prepaid expenses and other                   2,545      1,967       2,268
  Net assets held for sale (Note 3)           28,932          -       -
                                             -------    -------      -------
     Total current assets                    169,744    126,967      121,684

PROPERTY, PLANT AND EQUIPMENT,
  net (Notes 5 and 6)                        161,436    124,004      119,586

EXCESS OF COST OVER FAIR VALUE OF
  NET ASSETS ACQUIRED, less
  accumulated amortization of $6,877
  in 1995 and $7,860 in 1996                  31,489     30,506       30,023

OTHER ASSETS (Notes 5, 9, 10 and 13)          50,153     54,450       53,216
                                             -------     ------       ------
   Total assets                             $412,822   $335,927     $324,509
                                            ========   ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                           $29,754    $24,708     $23,429
  Accrued interest                             9,895      9,608      20,905
  Accrued salaries, benefits
   and withholdings (Note 9)                 11,503      10,440      11,121
  Other accrued expenses
   (Notes 5, 9 and 11)                       12,699      13,987      11,738
  Senior credit facility, revolving
   line of credit (Note 6)                     -         85,639      79,183
  Current portion of long-term debt (Note 6)   2,770    240,451      244,705
                                             -------    -------      -------
     Total current liabilities                66,621    384,833      391,081

LONG-TERM DEBT (Note 6)                      327,668      4,226       3,304

DEFERRED INCOME TAXES (Note 8)                 4,165      3,665       3,665

OTHER LONG-TERM LIABILITIES
   (Notes 5, 9 and 10)                        23,242     19,513      19,819
                                              ------     ------      ------

     Total liabilities                       421,696    412,237     417,869
                                             -------    -------     -------

COMMITMENTS AND CONTINGENCIES (Notes 4, 6, 8 and 9)

SENIOR REDEEMABLE PREFERRED STOCK,
  redemption value of $51,324 in 1995
  and $54,520 in 1996 (Note 7)                28,171     32,676      35,219
                                             -------     ------      ------

JPS TEXTILE GROUP, INC.

SHAREHOLDERS' EQUITY (DEFICIT) (Note 7)
  Junior preferred stock                         250        250         250
  Common stock:
   Class A, 490,000 shares
    issued and outstanding                         5          5           5
   Class B, 510,000 shares
    issued and outstanding                         5          5           5
  Additional paid-in capital                  29,613     25,108      22,565
  Deficit                                    (66,918)  (134,354)   (151,404)
                                             --------  ---------   ---------
     Total shareholders' deficit             (37,045)  (108,986)   (128,579)
                                             -------   ---------   ---------
        Total                                $412,822  $335,927    $324,509
                                             ========  =========   ========


See notes to Consolidated Financial Statements.

JPS TEXTILE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands Except Per Share Data)
                                               Fiscal Year Ended       Six Months Ended
                                          ---------------------------- ----------------

                                          10/29/94  10/28/95   11/2/96   4/27/96   5/3/97
                                          --------  --------   -------   -------   ------
                                                                            (Unaudited)

Net sales                                  $461,871  $472,565 $448,824  $223,178 $205,305
Cost of sales                               397,921   406,070  397,804   198,727  177,972
                                            -------   -------  -------  -------- --------

Gross profit                                 63,950    66,495   51,020    24,451   27,333
Selling, general and administrative
    expenses (Note 11)                       39,805    39,586   40,579    20,713   19,607
Other expense, net (Notes 9 and 10)           2,914     6,248    2,498     1,949      383
Charges for plant closing, loss on
    sale of certain operations
    and writedown of certain
    long-lived assets (Note 4)                  -        -      30,028       -        -
                                            -------- --------  -------    -------  -------
Operating profit (loss)                      21,231    20,661  (22,085)    1,789    7,343
Valuation allowance on Gulistan
    securities (Note 3)                         -        -      (4,242)   (4,068)  (2,088)
Interest income                                 749     2,821    2,856     1,388    1,471
Interest expense (Note 6)                   (55,570)  (39,946) (40,510)  (19,565) (20,223)
Debt restructuring fees and
    expenses (Note 1)                           -        -      (2,255)     (175)  (3,144)
                                            --------  --------  -------     -----  ------
Loss before income taxes, discontinue
    operations, extraordinary items and
    cumulative effects
    of accounting changes                   (33,590)  (16,464)  (66,236) (20,631)  (16,641)
Provision (benefit) for income taxes
    (Note 8)                                  2,800     1,200      (300)     208       409
                                            -------   -------   -------  -------   -------
Loss before discontinued operations,
    extraordinary items and cumulative
    effects of accounting changes           (36,390)  (17,664)  (65,936) (20,839)  (17,050)
Discontinued operations:
    Income (loss) from discontinued
      operations                             23,628    (7,079)      -        -        -
    Net gain (loss) on sales of
      discontinued operations, net of
      taxes of $2,800 in 1994 and $100
      in 1995 (Note 3)                      132,966   (26,241)   (1,500)  (1,500)     -
                                            -------   -------   -------   ------   -------
Income (loss) before extraordinary
      items and cumulative effects
      of accounting changes                 120,204   (50,984)  (67,436) (22,339)  (17,050)
Extraordinary gain (loss) on early
    extinguishment of debt, net of taxes
    of $600 in 1995 (Note 6)                 (7,410)   20,120       -        -        -
Cumulative effects of accounting
    changes (Note 10)                          (708)     -          -        -        -
                                            -------   -------   -------  -------   ------
Net income (loss)                           112,086   (30,864)  (67,436)     -        -
Senior redeemable preferred stock in-kind
    dividends and discount accretion
    (Note 7)                                 (3,333)   (3,831)   (4,505)   2,192     2,542
                                            -------   -------  --------  ------     ------
Income (loss) applicable to
    common stock                           $108,753  $(34,695) $(71,941)$(24,531) $(19,592)
                                           ========  ========  ========  ======== ========

Weighted average number of common
    shares outstanding                    1,000,000 1,000,000 1,000,000 1,000,000 1,000,000
                                          ========= ========= ========= ========= =========

Earnings (loss) per common share:
    Loss before discontinued operations,
      extraordinary items and cumulative
      effects of accounting changes         $(39.73) $(21.50)  $(70.44)$ (23.03)$(19.59)
    Discontinued operations:
      Income (loss) from discontinued
          operations                          23.63    (7.08)      -      (1.50)      -
      Net gain (loss) on sales of
          discontinued operations            132.97   (26.24)    (1.50)    -          -
                                           -------- --------   -------   ------ -------
    Income (loss) before extraordinary items
      and cumulative effects of accounting
      changes                                116.87   (54.82)   (71.94)    -          -
    Extraordinary gain (loss) on early
      extinguishment of debt                  (7.41)   20.12       -       -          -
    Cumulative effects of accounting changes  (0.71)    -          -       -          -
                                             ------   ----------------  -------- -------
    Net income (loss)                       $108.75  $(34.70)  $(71.94) $(24.53) $(19.59)
                                            =======  =======   =======  ======== =======

JPS TEXTILE GROUP, INC.

CONSOLIDATED STATEMENTS OF SENIOR REDEEMABLE PREFERRED STOCK
AND SHAREHOLDERS' EQUITY (DEFICIT)
(In Thousands)

                                   Senior   Shareholders' Equity (Deficit)
                                            -----------------------------------
                                Redeemable Junior  Additional
                                 Preferred Common  Preferred  Paid-In
                                    Stock   Stock   Stock     Capital   Deficit

Balance - October 30, 1993       $21,007    $10      $250    $36,777 $(148,140)

Net income for 52 weeks                                                112,086
Preferred stock-in-kind dividends
    and discount accretion         3,333                      (3,333)
                                  ------    ----     ----    -------  --------

Balance - October 29, 1994        24,340     10       250     33,444   (36,054)

Net loss for 52 weeks                                                  (30,864)
Preferred stock-in-kind dividends
    and discount accretion         3,831                     (3,831)
                                 ------     ----     ----    ------    -------

Balance - October 28, 1995        28,171     10       250    29,613    (66,918)

Net loss for 53 weeks                                                  (67,436)
Preferred stock-in-kind dividends
    and discount accretion        4,505                      (4,505)
                                 ------     ----     ----    ------    -------

Balance - November 2, 1996       32,676      10       250    25,108   (134,354)

Net loss for 26 weeks (Unaudited)                                      (17,050)
Preferred stock-in-kind
    dividends and discount
    accretion (Unaudited)         2,543                      (2,543)
                                 ------     ----     ----    ------     ------

Balance - May 3, 1997
    (Unaudited)                 $35,219     $10      $250   $22,565  $(151,404)
                               ========    ====     =====   =======  =========

JPS TEXTILE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands Except Share Data)

                                               Fiscal Year Ended          Six Months Ended
                                             ---------------------------  -----------------

                                           10/29/94 10/28/95   11/2/96   4/27/96     5/3/97
                                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                        $112,086   $(30,864) $(67,436) $(22,339)  $(17,050)
                                           --------   --------  --------  --------   --------
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in) operating activities:
    Charges for plant closing, loss on sale
      of certain operations and writedown of
      certain long-lived assets                -          -       30,028      -        -
    Loss (income) from discounted
      operations                            (23,628)   7,079       -         1,500     -
    Loss (gain) on sales of discontinued
      operations                           (132,966)  26,241       1,500      -        -
    Extraordinary loss (gain) on early
      extinguishment of debt                  7,410  (20,120)      -          -        -
    Cumulative effects of accounting changes    708       -        -          -        -
    Depreciation and amortization,
      except amounts included
      in interest expense                    23,206   21,785      22,739    11,846      9,578
    Interest accretion and debt
      issuance cost amortization             11,161    8,818      10,088     4,622      4,919
    Product liability charge                   -       5,000       -          -        -
    Deferred income tax provision (benefit)   1,227       -         (500)     -        -
    Financing costs incurred                 (2,943)     (25)       (614)     -        -
    Valuation allowance on Gulistan
      securities                               -          -        4,242     4,068      2,088
    Other, net                               (2,970)    (498)     (3,163)    2,452        959
    Changes in assets and liabilities:
      Accounts receivable                       426   (1,086)     10,372     4,737      2,982
      Inventories                              (179)    (685)     (2,635)   (1,991)     2,426
      Prepaid expenses and other assets      (1,248)  (2,505)     (2,348)      148     (1,764)
      Accounts payable                          228     (911)     (3,983)     (93)     (1,279)
      Accrued expenses and other liabilities (2,951)  (7,202)     (1,688)   (3,931)     9,632
      Total adjustments                    (122,519)  35,891      64,038    23,352     29,541
Net cash provided by (used in)
    operating activities                    (10,433)   5,027      (3,398)    1,013     12,491


CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment additions          (18,423) (18,811)     (9,834)   (4,865)    (4,702)
  Receipts from discontinued operations, net 17,115    3,453       -           364        -
  Proceeds from sale of discontinued
      operations, net                       259,044    4,415      17,077    20,161        -
  Proceeds from sale of certain operations         -    -          5,113                  -
  Purchase of long-term investments         (39,500)    -          -          -           -

  Net cash provided by (used in)
     investing activities                   218,236  (10,943)     12,356   15,660     (4,702)


CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt      285    5,000          29      -         (100)
  Revolving credit facility borrowings
     (repayments), net                      (41,666)  41,808      (6,087) (15,979)    (6,456)
  Purchases and repayment of other
     long-term debt                        (166,044) (41,384)     (2,792)  (1,075)    (1,409)
  Net cash provided by (used in)
     financing activities                  (207,425)   5,424      (8,850) (17,054)    (7,965)

NET INCREASE (DECREASE) IN CASH                 378     (492)        108     (381)      (176)
Cash at beginning of year                     1,466    1,844       1,352    1,352      1,460
                                          --------------------------------------------------
Cash at end of year                           $1,844  $1,352      $1,352    $ 971     $1,284
                                          ==================== =============================

SUPPLEMENTAL INFORMATION ON CASH FLOWS
  FROM CONTINUING OPERATIONS:
  Interest paid                              $48,219 $33,681     $30,709  $15,124     $4,008
  Income taxes paid                              376   3,314         693      557        226
  Non-cash financing activities:
    Senior redeemable preferred stock
        dividends-in-kind                      2,765   2,936       3,114    1,534         -


JPS TEXTILE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

1.    BUSINESS AND BASIS OF PRESENTATION

      JPS purchased from J.P. Stevens substantially all of the property, plant and equipment, inventories, certain other assets and the business of five former divisions of J.P. Stevens (the "Predecessor Stevens Divisions") on May 9, 1988 (the "Acquisition"). The purchase was financed through long-term borrowings and the sale of preferred and common stock. The Company operates principally as a manufacturer of apparel fabrics and products, industrial fabrics and products and home fashion textiles. These products are sold primarily to the domestic clothing manufacturing and construction industries. As described in Notes 3 and 4, certain of the acquired businesses and operations have been subsequently sold.

      A plan of reorganization which was distributed to JPS's bondholders and preferred stockholders (the "Securityholders") on December 21, 1990, was approved by the securityholders in early February 1991 and in accordance with JPS's plan, JPS filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. Subsequently, in March 1991, the bankruptcy court confirmed JPS's plan and it became effective April 2, 1991. JPS's plan provided for, among other things, the cancellation of certain existing debt and preferred stock securities in exchange for 490,000 shares of new Class A common stock along with new debt instruments and new preferred stock with lower interest and dividend rates. Since JPS's reorganization did not meet the criteria for "fresh-start" accounting, the primary adjustment to historical carrying values as a result of the reorganization was to state the new long-term debt and senior redeemable preferred stock at present values of amounts to be paid determined at appropriate current interest rates as of April 2, 1991, the effective date of JPS's plan. The resulting present value discount is amortized as interest expense or dividends over the life of the related debt or senior redeemable preferred stock instrument using the interest method.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The consolidated financial statements include JPS Textile Group, Inc. and its subsidiaries, all of which are wholly owned. Significant intercompany transactions and accounts have been eliminated.

      The equity method of accounting is used to account for JPS's 50% interest in a joint venture with a Mexican company (see Note 13). Under the equity method, JPS's original investment is recorded at cost and is adjusted by JPS's share of undistributed earnings or loss of the investee.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant financial statement estimates include the estimate of the allowance for doubtful accounts, reserve for self-insurance liabilities and the reserve for certain defective roofing products sold by the Predecessor Stevens Division operations (discussed in Note 9). Management determines its estimate of the allowance for doubtful accounts considering a number of factors, including historical experience, aging of the accounts and the current creditworthiness of its customers.

      The Company self-insures, with various insured stop-loss limitations, its workers' compensation, general liability and health claims. Management determines its estimate of the reserve for self-insurance considering a number of factors, including historical experience and third party claims administrator and actuarial assessment of the liabilities for reported claims and claims incurred but not reported. Management believes that its estimates provided in the financial statements, including those for the above-described items, are reasonable and adequate. However, actual results could differ from those estimates.

      Inventories - Inventories are stated at the lower of cost or market. Cost, which includes labor, material and factory overhead, is determined on the first-in, first-out basis.

      Property, Plant and Equipment - Property, plant and equipment is recorded at cost and depreciation is recorded using the straight-line method for financial reporting purposes. The estimated useful lives used in the computation of depreciation are as follows:

         Land improvements                     10 to 45  years
         Buildings and improvements            25 to 45  years
         Machinery and equipment                3 to 15  years
         Furniture, fixtures and other          5 to 10  years

      Excess of Cost Over Fair Value of Net Assets Acquired - Excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over a period of forty years. Periodically, the Company evaluates the realizability of the excess of cost over fair value of net assets acquired based upon expectations of undiscounted future cash flows and comparing such future cash flows to the carrying amount of the related asset.

      Debt Issuance Costs - Costs incurred in securing and issuing long-term debt are deferred and amortized over the terms of the related debt in amounts which approximate the interest method of amortization.

      Product Warranties - On certain of its products, the Company provides a warranty against defects in materials and workmanship under separately priced extended warranty contracts generally for a period of ten years. Revenue from such extended warranty contracts is deferred and recognized as income on a straight-line basis over the contract period. The cost of servicing such product warranties is charged to expense as incurred.

      Postretirement Benefits - The Company accounts for postretirement benefits other than pensions using the principles of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires that the projected future cost of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service. See Note 10 for a further description of the accounting for postretirement benefits.

      Postemployment Benefits - Effective October 31, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires that the cost of benefits provided to former or inactive employees after employment but before retirement be recognized on the accrual basis of accounting instead of when paid, as had been the Company's practice. See Note 10 for a further description of the accounting for postemployment benefits.

      Revenue Recognition - The Company recognizes revenue from product sales when it has shipped the goods or ownership has been transferred to the customer for goods to be held for future shipment at the customer's request.

      Advertising Costs - The Company defers advertising related costs until the advertising is first run in magazines or other publications or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs were approximately $708,000, $1,225,000 and $1,856,000 in Fiscal 1994, 1995 and 1996, respectively.

      Income Taxes - The Company accounts for income taxes using the principles of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred taxes represent the future income tax effect of temporary differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled at the amount reported in the Company's financial statements.

      Earnings Per Share - Earnings per share is computed by dividing earnings applicable to common stock (net income or loss adjusted by senior redeemable preferred stock dividends) by the weighted average number of shares of common stock outstanding during the period.

      Cash Flows - For purposes of reporting cash flows, cash includes cash on hand and in banks. The Company has no investments that are deemed to be cash equivalents.

      Fiscal Year - The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to October 31. The 1994 and 1995 fiscal years each consisted of fifty-two weeks and Fiscal 1996 had fifty-three weeks.

      Reclassifications - Certain Fiscal 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation. In addition, see Note 3 regarding reclassifications of Fiscal 1994 amounts for discontinued operations.

      Unaudited Interim Financial Data - The interim financial data relating to the six months ended April 27, 1996 and May 3, 1997 are unaudited; however, in the opinion of the Company's management, the interim data including all adjustments consisting only of normal recurring adjustments, is necessary for a fair statement of the results for the interim periods. The results for the six months ended May 3, 1997 are not necessarily indicative of the results to be expected for the full fiscal year or any other interim period.

3.    SALE OF DISCONTINUED OPERATIONS

      Carpet Business - On November 16, 1995, pursuant to the terms of an Asset Transfer Agreement dated as of November 16, 1995, by and among JPS, Carpet, Gulistan Holdings Inc. and Gulistan Carpet Inc., a wholly-owned subsidiary of Gulistan Holdings Inc. (collectively, "Gulistan"), JPS and Carpet consummated the sale of substantially all of the assets of Carpet used in the business of designing and manufacturing tufted carpets for sale to residential, commercial and hospitality markets (the "Carpet Business"). Pursuant to the Asset Transfer Agreement, Gulistan agreed to assume substantially all of the liabilities and obligations associated with the Carpet Business. Gulistan was formed and its common stock is owned by certain members of the former management team at Carpet. The Company has agreed, for a three-year period, not to compete directly or indirectly with the business that was sold. The Consolidated Statements of Operations and Cash Flows for Fiscal 1994 have been reclassified to reflect the Carpet Business as discontinued operations.

      The consideration for the sale of the Carpet Business consisted of approximately $22.5 million in cash, subject to certain post-closing adjustments based on the audited amount of working capital transferred on November 16, 1995, and other debt and equity securities of Gulistan as follows: a $10 million Promissory Note due in November 2001, $5 million of preferred stock redeemable in November 2005, and warrants to purchase 25% of the common stock of Gulistan. Based on an independent valuation at the asset transfer date, the Company determined the fair value of these debt and equity securities to be approximately $11.3 million. These debt and equity securities are included in other non-current assets on the November 2, 1996 balance sheet. Since the disposal of the Carpet Business occurred subsequent to the end of Fiscal 1995, the net assets of the Carpet Business (adjusted to net realizable value) were classified as "net assets held for sale" on the October 28, 1995 Consolidated Balance Sheet. As of October 28, 1995, the Company adjusted the net assets of the Carpet Business to their net realizable value, which resulted in a charge to the 1995 Consolidated Statement of Operations of $30.7 million (net of tax), classified as loss on sale of discontinued operations. The loss on the sale is not currently recognizable for tax purposes and the Company has recorded no net tax benefit as a result of this loss due to uncertainties regarding the ability to utilize these losses in future years. Net sales from the discontinued operations of the Carpet Business were $141.6 million and $120.1 million in Fiscal years 1994 and 1995, respectively.

      In May 1996, the Company and Gulistan agreed on the amount of the post-closing adjustment. As a result, the Company paid a post-closing adjustment of $3.5 million (an estimated post-closing adjustment of $2.0 million was included in the Fiscal 1995 loss on sale of discontinued operations) and has recognized in Fiscal 1996 an additional loss of $1.5 million on the sale of discontinued operations. The final amount of net cash proceeds applied by the Company to reduce outstanding borrowings under its senior credit facility was approximately $16.7 million (net of fees, expenses, and the post-closing adjustment resulting from the level of working capital transferred at the closing date).

      In Fiscal 1996, Gulistan reported a net loss of approximately $4.5 million before interest expense on the promissory note held by JPS. Accordingly, the Company did not record interest income on any of the Gulistan securities held by JPS. Also, in accordance with relevant accounting literature, the Company has recorded a valuation allowance against its investment in the Gulistan securities and a corresponding charge to income of $4.2 million as a result of the net loss ($4.5 million reduced by the $0.3 million of common equity held by Gulistan management) incurred by Gulistan during the 1996 fiscal year. The valuation allowance will be increased or decreased (but not below zero) with a corresponding charge or credit to income to give effect to future losses or earnings of Gulistan as those losses or earnings occur.

      Automotive Businesses - On June 28, 1994, pursuant to the terms of an Asset Purchase Agreement dated May 25, 1995 (the "Asset Purchase Agreement"), by and among JPS, Auto, C&I, Foamex International Inc. ("Foamex") and JPS Automotive Products Corp., an indirect, wholly-owned subsidiary of Foamex ("Purchaser"), the Company consummated the disposition of its Automotive Assets (as described below) to the Purchaser.

      The Automotive Assets consisted of the businesses and assets of Auto and the synthetic industrial fabrics division of C&I, and the Company's investment in common stock of the managing general partner of Cramerton Automotive Products, L.P. (an 80% owned joint venture). Net sales from the discontinued operations of the Automotive Assets were $224.9 million for the eight months ended June 28, 1994. Pursuant to the terms of the Asset Purchase Agreement, the Purchaser agreed to assume substantially all of the liabilities and obligations associated with the Automotive Assets. In addition, the Company agreed, for a period of four years, not to directly or indirectly compete in North, Central and South America with the businesses that were sold.

      The sale price for the Automotive Assets was approximately $283 million, consisting of $264 million of cash paid at closing, $15 million of assumed debt as of June 28, 1994 and certain post-closing adjustments which resulted in a gain of $4.4 million, net of $0.1 million of taxes, recognized in Fiscal 1995. The sale of the Automotive Assets resulted in an approximate total gain of $137.4 million, net of income taxes of $2.9 million.

      The net cash proceeds from the disposition of the Automotive Assets (after deductions for fees, other expenses and amounts designated by management to satisfy possible contingent tax liabilities) were approximately $217 million and such proceeds were used by the Company to reduce its outstanding indebtedness.

      The Company has allocated to the discontinued operations of the Automotive Assets and the Carpet Business a pro-rata portion of the interest expense of its senior credit facility, which pro-rata portions were approximately $3.4 million and $1.6 million in Fiscal 1994 and 1995, respectively.

4. SALE OF CERTAIN OPERATIONS, PLANT CLOSING AND WRITEDOWN OF CERTAIN LONG-LIVED ASSETS

      Pursuant to an Asset Purchase Agreement dated September 30, 1996 between Elastomerics and Elastomer Technologies Group, Inc. ("Elastomer") and a Receivables Purchase Agreement dated September 30, 1996 between Elastomerics and the Bank of New York Commercial Corporation, Elastomerics sold substantially all the assets of its rubber products division, a business engaged in the manufacture and sale of natural and synthetic elastic for use in apparel products, diaper products and specialty industrial applications (the "Rubber Products Business"). The Rubber Products Business had accounted for sales of $22.6 million, $20.7 million and $16.8 million in Fiscal 1994, 1995 and 1996 (eleven months), respectively. Under the terms of the agreement, Elastomer agreed to assume substantially all the liabilities and obligations associated with the Rubber Products Business. The Company has agreed not to compete directly or indirectly with the business that was sold for a period of two years. The consideration for the Rubber Products Business consisted of approximately $5.1 million in cash, subject to certain post-closing adjustments based on the audited amount of working capital transferred on the closing date, and resulted in a loss of approximately $7.7 million. This loss on sale was charged to operations in Fiscal 1996. The net proceeds from the sale, after fees and expenses, was approximately $4.8 million and was used to reduce the Company's outstanding indebtedness.

      On August 28, 1996, the Company implemented a plan to close its Dunean plant in Greenville, South Carolina, as a result of management's determination that a permanent decline in the Company's spun apparel business had occurred. This plant had been operating on a reduced schedule due to poor market conditions and financial projections indicated it would continue to do so. As a result of the plant closing, the accompanying Consolidated Statement of Operations includes a "charge for plant closing" of approximately $14.2 for Fiscal 1996 related principally to the estimated loss on the impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of

      Long-Lived Assets and for Long-Lived Assets to be Disposed Of", employee severance costs and estimated costs for equipment relocation. As of November 2, 1996, this plant closing was substantially complete. Of the approximately $4.8 million in exit costs recognized in association with the plant closing, approximately $2.3 million related to equipment relocation and employee severance was not paid at November 2, 1996.

      Also, in connection with the Company's review of present and expected conditions in the markets it serves, management determined that its plant in Kingsport, Tennessee, which manufactures cotton fabrics, is impaired under the criteria of SFAS No. 121 because expected future cash flows from the operation of the plant are less than the carrying value of the plant assets. The accompanying Consolidated Statement of Operations for Fiscal 1996 includes a "writedown of certain long-lived assets" of $8.1 million for the excess of the carrying value of the plant over its estimated fair value. Estimated fair value was determined based on an independent appraisal of the plant's property, plant and equipment.

5.    BALANCE SHEET COMPONENTS

      The components of certain balance sheet accounts are (in thousands):

                                             October 28, November 2,    May 3,
                                               1995          1996         1997
                                             ----------  ----------   ----------
                                                                     (unaudited)

   Inventories:
     Raw materials and supplies              $ 13,909    $13,155     $11,925
     Work-in-process                           18,334     16,912      16,768
     Finished goods                            16,486     18,307      17,255
                                             --------    -------     -------
                                             $ 48,729    $48,374     $45,948
                                             ========    =======     =======

   Property, plant and equipment, net:
     Land and improvements                   $  7,349    $ 5,921     $ 5,921
     Buildings and improvements                53,649     42,775      42,780
     Machinery and equipment                  205,345    183,320     182,799
     Furniture, fixtures and other              7,725      8,116       8,091
                                             --------    -------     -------
                                              274,068    240,132     239,591
     Less accumulated depreciation           (118,866)  (117,642)   (125,820)
                                             --------    --------    --------
                                              155,202    122,490     113,771
     Construction in progress                   6,234      1,514       5,815
                                             --------    -------     --------
                                             $161,436    $124,004    $119,586
                                             ========    ========    ========

   Other noncurrent assets:
     Unamortized debt issuance costs         $  1,092    $   351     $   274
     Prepaid pension costs                      5,973      1,055         581
     Investments (Notes 3 and 9)               42,885     52,986      52,361
     Other                                        203         58           -
                                             --------    -------     -------
                                             $ 50,153    $54,450     $53,216
                                             ========    =======     =======

   Other accrued expenses:
     Roofing product liability costs         $  4,000    $ 3,000     $ 2,124
     Taxes payable other than income taxes      1,433      1,250         520
     Income taxes                               2,753      2,150       2,334
     Other                                      4,513      7,587       6,760
                                             --------    -------     -------
                                             $ 12,699    $13,987     $11,738
                                             ========    =======     =======

   Other long-term liabilities:
     Roofing product liability costs
      and deferred warranty income           $ 15,700    $14,361     $14,804
     Accrued postretirement benefit
      plan liability                            5,249      4,808       4,400

     Other                                      2,293        344         615
                                             --------    -------     -------
                                             $ 23,242    $19,513     $19,819
                                             ========    =======     =======

6.    LONG-TERM DEBT

      Long-term debt consists of (in thousands):
                                             October 28, November 2,    May 3,
                                              1995          1996         1997
                                             ----------- ----------- -----------
                                                                     (unaudited)

      Senior credit facility, revolving
        line of credit                        $91,726    $85,639     $79,183
      Senior subordinated discount notes
        (including interest due at
        maturity of $4,370, $6,002
        and $6,873, respectively)             113,617    115,249     116,120
      Senior subordinated notes
        (including interest
        due at maturity of $4,347, $5,609 and
        $6,280, respectively)                  81,120     82,382      83,053
      Subordinated debentures                  54,071     54,071      54,071
      Equipment financing                       9,780      7,016       5,607
                                             --------    -------     -------
        Total                                 350,314    344,357     338,034
      Less reorganization discount:
        Senior subordinated discount notes     (5,171)    (3,308)     (2,285)
        Senior subordinated notes              (4,435)    (2,694)     (1,737)
        Subordinated debentures               (10,270)    (8,039)     (6,819)
                                             --------    -------     -------
        Total long-term debt                  330,438    330,316     327,193
      Less current portion                     (2,770)   (326,090)   323,889
                                             --------    --------    -------
        Long-term portion                    $327,668    $ 4,226     $ 3,304
                                             ========    =======     =======

      Senior Credit Facility - On September 6, 1996, the senior credit facility was amended to, among other things, extend its expiration date and reduce the interest rate by 0.25%. Under the terms of the amended credit agreement, the senior credit facility expires on March 1, 1997 (unless otherwise extended) if JPS has not commenced a case under chapter 11 of the Bankruptcy Code. If such a case is commenced on or prior to March 1, 1997 (or any extended date), the senior credit facility will be extended automatically until the earlier of November 1, 1997 or the effective date of a reorganization under chapter 11 of the Bankruptcy Code. The Company has classified the $85.6 million outstanding under its senior credit facility revolving line of credit as a current liability in the accompanying Consolidated Balance Sheet. In addition, the loan covenants were amended to be based upon the activities of the consolidated operating subsidiaries (JPS Converter and Industrial Corp. and JPS Elastomerics Corp.) rather than the consolidated Company (i.e. excludes the assets and liabilities of the parent company and other non-operating subsidiaries). The amended credit agreement does not permit additional borrowings by the operating subsidiaries for, among other things, loans or dividends to JPS for the payment of interest on its notes and debentures. As a result of this restriction, JPS did not make interest payments of approximately $1.9 million on its subordinated debentures due November 15, 1996, and did not make interest payments of approximately $5.4 million and $3.6 million on its senior subordinated discount notes and senior subordinated notes, respectively, due December 1, 1996. The terms of the indentures governing JPS's subordinated debt provide that such a failure to pay interest when due results in an event of default on such indebtedness and as a result, the holders of these debt securities are entitled to accelerate the debt represented thereby. Accordingly, all of JPS's notes and debentures have been classified as current liabilities as of November 2, 1996. As discussed in Note 14, JPS has engaged financial advisors regarding extension, replacement or refinancing of its debt securities.

      The senior credit facility provides for a $118 million revolving line of credit. The Company pays a fee of 1/2 of 1% per annum of the average unused line of credit. All senior borrowings bear interest at a Base Rate (as defined) plus 1.0% per annum (9.25% at November 2, 1996) or at the Eurodollar Rate (as defined) plus 2.50% per annum (approximately 7.88% at November 2, 1996). Borrowings under the revolving line of credit (other than for loans used to purchase property, plant and equipment or to finance or refinance such purchases ("Capex Loans")) are limited to specified percentages of eligible accounts receivable and inventories, as defined, and such borrowings plus letters of credit outstanding and Capex Loans may not exceed the lesser of $118 million and the borrowing base plus an additional amount of $25,000,000. As of November 2, 1996, unused letters of credit issued and outstanding totaled $2,385,000. The outstanding unused letters of credit reduce the funds available under the revolving line of credit. At November 2, 1996, the Company had $18,656,000 available for borrowing under the revolving credit agreement.

      The senior credit facility also permits, subject to certain conditions, the sale of fixed assets to the extent the net cash proceeds of all such sales made from March 1994 forward do not cumulatively exceed $35 million (excluding the proceeds from the sale or transfer of the Automotive Assets and the Carpet Business). As of November 2, 1996, such limit has not been exceeded.

      During the first quarter of Fiscal 1995, the Company borrowed $36,607,000 under the revolving line of credit and made open market purchases of certain of its outstanding notes and debentures with an aggregate face value (including interest due at maturity) of $68,318,000 and a carrying value of $59,225,000. The Company recognized an extraordinary gain from early extinguishment of debt of $20,120,000, net of expenses of $1,898,000 and income taxes of $600,000.

      Senior Subordinated Discount Notes - JPS issued the discount notes in the 1991 reorganization. The discount notes began accruing interest on June 1, 1992 at 10.85% with 9.85% paid semi-annually and 1% payable at maturity. Interest payable at maturity compounds semi-annually at the annual rate of 10.85%. In connection with the 1991 reorganization, the carrying value of the discount notes was reduced to its estimated net present value using an effective interest rate of 13%. Under the terms of the indenture, mandatory redemption payments equal to $37,777,000, plus accrued interest, are due on each of June 1, 1997 and June 1, 1998 prior to maturity on June 1, 1999 with optional early redemption available. However, due to the event of default discussed above, all of the discount notes are classified as current liabilities as of November 2, 1996.

      Senior Subordinated Notes - The senior subordinated notes bear interest at 10.25% with 9.25% paid semi-annually and 1% payable at maturity and were issued in the 1991 reorganization. Interest payable at maturity compounds semi-annually at the annual rate of 10.25%. In connection with the 1991 reorganization, the notes were adjusted to their estimated net present value by recording a discount resulting in an effective interest rate of 13%. Under the terms of the indenture, mandatory redemption payments equal to $31,250,000, plus accrued interest, are due on each of June 1, 1997 and June 1, 1998 with optional early redemption available. However, due to the event of default discussed above, all of the senior subordinated notes are classified as current liabilities as of November 2, 1996.

      Subordinated Debentures - The subordinated debentures bear interest at 7%, payable semi-annually, with a mandatory redemption payment of principal of $37,500,000 due May 15, 1999, prior to maturity on May 15, 2000, with optional early redemption available. In connection with the 1991 reorganization, the debentures were adjusted to an estimated net present value by recording a discount of $24,390,000 resulting in an effective interest rate of 13.5%. Due to the event of default discussed above, the subordinated debentures are classified as current liabilities as of November 2, 1996.

      Equipment Financing - The Company has financed a portion of its equipment purchases with loans from a finance company and certain equipment vendors at fixed interest rates ranging from 7.6% to 9.7%. Monthly principal payments are due in various amounts as determined by the terms of the loans which have final maturity dates ranging from October 1997 through December 2001.

      Restrictive Covenants - Provisions of the senior credit agreement and JPS's other debt indentures place significant restrictions on certain corporate acts such as mergers, consolidations, acquisitions, repurchases of stock, the making of certain other restricted payments, transactions with affiliates and the sale of assets and prohibit the payment of cash dividends. The Company must maintain minimum levels of "net worth", defined to be total assets (excluding investments designated by management to satisfy possible contingent tax liabilities) minus total liabilities plus the subordinated notes and debentures and other adjustments, which vary quarterly from $100 million at November 2, 1996 to $105 million in the fourth quarter of 1997. In addition, the senior credit agreement contains requirements to meet certain financial ratios which vary quarterly or annually and place limitations on the Company's ability to incur additional debt or grant a security interest in its assets. Other customary covenants, conditions and default provisions are also present in the agreement and indentures. The Company was in compliance with the restrictions and financial covenants of its senior credit agreement and its long-term debt indentures at November 2, 1996. However, as discussed above, subsequent to November 2, 1996, the Company did not make the scheduled interest payments on its debt securities which constituted a default under the indentures.

      Fair Value - The fair value of JPS's long-term debt based on estimated quoted prices, compared to the carrying values (at discounted amounts), is as follows (in thousands):

                                           October 28, 1995    November 2, 1996
                                           ----------------    ----------------

                                           Carrying  Fair      Carrying    Fair
                                            Value    Value       Value    Value
                                           --------  -----     --------   -----
     10.85% Senior Subordinated Discount
            Notes                          $108,446  $96,138   $111,941  $63,364
     10.25% Senior Subordinated Notes        76,685   66,025     79,688   44,544
     7% Subordinated Debentures              43,081   32,443     46,032   10,820

      Because of the lack of significant trading activity of JPS's notes and debentures, estimated quoted prices vary.

      Other - Substantially all of the Company's assets are pledged as collateral for the senior credit facility and the equipment financing.

      Interest expense includes $11,161,000 in Fiscal 1994, $8,818,000 in Fiscal 1995 and $10,088,000 in Fiscal 1996 representing amortization of debt issuance expenses and accretion of interest on the discounted notes and accrued product liability costs (see Note 9).

      In 1994, the Company recorded a $7,410,000 loss on early extinguishment of debt in connection with the retirement of certain debt with a portion of the proceeds of the Automotive Assets sale as discussed above. The loss represents deferred financing fees and reorganization discounts associated with the retired debt along with expenses of the transactions.

      Maturities - Aggregate principal maturities of all long-term debt are as follows (in thousands):

                       Fiscal Year Ending
                       ------------------
                       1997                  $340,132
                       1998                     1,580
                       1999                       689
                       2000                       638
                       2001                       638
                       Thereafter                 680
                                             --------
                                             $344,357

7.    SENIOR REDEEMABLE PREFERRED STOCK AND EQUITY SECURITIES

      Certain information on senior redeemable preferred stock and equity securities at October 28, 1995 and November 2, 1996 is as follows:

                                                   Shares Issued and Outstanding
                                                   -----------------------------
                               Par Value               October 28,  November 2,
                               Per Share  Authorized     1995        1996
                               ---------  ----------   -----------  -----------
      Series A Senior Redeemable
        Preferred Stock               $.01   700,000(1)   507,031   538,176
      Series B Junior
        Preferred Stock                .01   700,000(1)    10,000    10,000
      Class A Common Stock             .01   700,000      490,000   490,000
      Class B Common Stock             .01   700,000      510,000   510,000

      (1) The aggregate number of authorized shares of preferred stock is 700,000, including both the senior redeemable preferred stock and the junior preferred stock.

      The senior redeemable preferred stock must be redeemed on May 15, 2003. Its holders vote with the junior preferred stockholders as a single class to elect two directors, otherwise, except in the event of default, the senior redeemable preferred stock is non-voting. The senior redeemable preferred stock is redeemable at the option of JPS prior to maturity at 103% of the liquidation preference of $100 per share. Dividends are cumulative and are calculated based on an annual rate of 6% of the liquidation preference and are paid quarterly. Under the terms of various credit agreements, dividends must be in the form of additional shares until 1998. In connection with the 1991 reorganization, the senior redeemable preferred stock was discounted to its estimated net present value with the net discount of $23,351,000 reflected as an adjustment of additional paid-in capital. The difference between the net carrying value of the senior redeemable preferred stock and its mandatory redemption value is being amortized using the interest method of amortization over the life of the shares by charges to additional paid-in capital or, if available, by charges to retained earnings. The effective dividend rate on the senior redeemable preferred stock is 15.0%. The unamortized discount was approximately $23,153,000 at October 28, 1995 and $21,844,000 at November 2, 1996. Because of the lack of recent trading activity and disparities in potential valuation methodologies, determination of the fair value of JPS's senior redeemable preferred stock is impractical.

      The junior preferred stock has a liquidation preference of $25 per share. Its holders vote with the senior redeemable preferred stockholders as a single class to elect two directors, otherwise, except in the event of default, the junior preferred stock is non-voting. The liquidation preference increases $15 per share for each year that the Company attains certain specified earnings levels for each of the first five fiscal years ended after April 2, 1991. No increase in the liquidation preference occurred because actual earnings were less than the specified earnings levels in each of the years. Dividends are non-cumulative and are payable at the same rate as is paid on the common stock, if any. As of November 2, 1996, no dividends had been paid. JPS's senior credit agreement prohibits the payment of cash dividends.

      The Class A and Class B common stocks have substantially the same voting rights except in the election of directors. The Class A common stockholders, voting separately as a class, have the right to elect three out of the seven JPS directors.

8.    INCOME TAXES

      The Fiscal 1994, 1995 and 1996 provision (benefit) for income taxes on continuing operations included in the consolidated statements of operations consists of the following (in thousands):

                                                   Fiscal     Fiscal    Fiscal
                                                    1994      1995       1996
                                                   ------     ------    ------

            Current state                         $1,573     $1,200     $ 200
            Deferred state provision (benefit)     1,227     -           (500)
                                                   -----     -------    -----
            Provision (benefit) for income taxes  $2,800     $1,200     $(300)
                                                  ======     ======     ======

      There is no provision for Federal income taxes.

      A reconciliation between income taxes at the 35% statutory Federal income tax rate and the provision (benefit) for income taxes for the fiscal years ended 1994, 1995 and 1996 is as follows (in thousands):

                                                   Fiscal    Fiscal      Fiscal
                                                   1994       1995        1996
                                                   ------    ------      -------
        Income tax benefit at Federal
          statutory rate                          $(11,757)  $(5,762)  $(23,183)
        Increase (decrease) in income taxes arising
         from effect of:
           State and local income taxes              2,800      1,200      (300)
           Amortization of goodwill                    316        316       344
           Other                                       250        212       109
           Losses not resulting in tax benefits     11,191      5,234    22,730
                                                   -------     ------   -------
        Provision (benefit) for income taxes       $ 2,800     $1,200   $  (300)
                                                   =======     ======   ========

      Presented below are the elements which comprise deferred tax assets and liabilities (in thousands):

                                                         October 28,                November 2,
                                                           1995                        1996
                                                         -----------                -----------

      Gross deferred assets:
        Estimated allowance for doubtful accounts        $   476                      $   412
        Excess of tax over financial statement
          basis of inventory                                 634                          647
        Accruals deductible for tax purposes when paid     2,263                        2,497
        Deferred compensation deductible for tax
          purposes when paid                                  39                          157
        Postretirement benefits deductible for tax
          purposes when paid                               2,177                        2,141
        Miscellaneous                                         56                           83
        Alternative minimum tax credit carryforward
          available                                        2,300                        2,564
        Deferred financial statement income recognized
         for tax purposes when received                    5,432                        6,489
        Excess of tax over financial statement
         carrying value of investment in discontinued
         operation                                        11,231                       13,474
        Excess of tax basis of intangibles over
         financial statement basis                         8,004                        8,817
        Net operating loss carryforward                   23,519                       33,291
        Less valuation allowance                         (26,020)                     (53,578)
                                                         -------                      -------
         Gross deferred assets                            30,111                       16,994
                                                         -------                       ------
      Gross deferred liabilities:
        Pension asset recognized for book purposes        (2,208)                        (411)
        Excess of financial statement over tax basis
         of property, plant, and equipment               (21,550)                     (11,898)
        Excess of tax over financial statement basis
          of debt instruments
         (net of deferred financing fees)                 (6,353)                      (4,685)
        Deferred state taxes resulting from filing
         separate subsidiary
         returns in some jurisdictions                    (4,165)                      (3,665)
                                                         -------                      -------
         Gross deferred liabilities                      (34,276)                     (20,659)
                                                         -------                      -------
         Net deferred noncurrent tax liability           $(4,165)                     $(3,665)
                                                         =======                      =======

      At November 2, 1996, the Company had regular federal net operating loss carryforwards for tax purposes of approximately $90,000,000. The net operating losses expire in years 2005 through 2011. The Company also has federal alternative minimum tax net operating losses of approximately $45,000,000 which expire in 2007 and 2011. During 1995, the Company utilized approximately $6,000,000 of alternative minimum tax net operating loss carryovers to offset income from the extraordinary gain on early extinguishment of debt. As previously noted, alternative minimum taxes can be carried forward indefinitely and used as a credit against regular federal taxes.

      The Company's future ability to utilize its net operating losses may be significantly limited under the income tax laws should there be changes in the ownership of the Company's stock which constitute an ownership change for tax purposes. The effect of such an ownership change would be to significantly limit the annual utilization of the net operating loss carryforwards to an amount equal to the value of the Company immediately prior to the time of the change (subject to certain adjustments) multiplied by the Federal long-term tax exempt rate. The Company does not believe this potential limitation on utilization of the net operating loss carryforwards currently applies. However, there is no assurance that the Internal Revenue Service will not take a contrary position or that such limitation will not become applicable for subsequent taxable periods. Due to the Company's operating history, it is uncertain that it will be able to utilize all deferred tax assets. Therefore, a valuation allowance has been provided equal to the deferred tax assets remaining after deducting all deferred tax liabilities, exclusive of those related to certain deferred state tax liabilities.

9.    COMMITMENTS AND CONTINGENCIES

      The Company leases office facilities, machinery and computer equipment under noncancellable operating leases. Rent expense was approximately, $2,810,000 in Fiscal 1994, $3,411,000 in Fiscal 1995 and $5,158,000 in
      Fiscal 1996.

      Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with terms of one year or more consist of the following at November 2, 1996 (in thousands):

                        1997              $4,235
                        1998               3,816
                        1999               3,239
                        2000               2,581
                        2001                 907
                                          ------
                                         $14,778
                                         =======

      The Company has planned expenditures of approximately $23.5 million for property, plant and equipment additions in Fiscal 1997.

      The Company has established long-term incentive compensation plans for certain of its key executives. One plan provides for payments to participants at retirement or termination based on the increase of the fair value, as defined, of the common stock of the Company over certain established levels, as determined by JPS's Board of Directors. No amounts have been earned under the provisions of this plan, except for a termination and death benefit of $203,000 which was paid in Fiscal 1994. Another plan, effective November 1, 1994, provides for payments to covered participants from amounts accumulated in individual award banks. Awards are determined based on the achievement of specified returns on net assets employed. No awards are expected to be paid out under this plan for operating results through November 2, 1996. The Company's policy is to accrue the cost of the plans as the fair value of the common stock increases over the established levels or as actual earnings occur if the cumulative earnings for the periods included under the plan are expected to reach the specified levels necessary for bonuses to be payable.

      As required by the September 6, 1996 amendment to the senior credit facility, JPS entered into retention bonus agreements with certain of its executives and key employees during Fiscal 1996. The retention bonus agreements provide specific individual awards if the participants continue active employment with JPS for at least six months following the completion of the proposed financial restructuring discussed in Note 14. Under the terms of the agreements, an aggregate of approximately $675,000 will be paid out on the effective date of a restructuring and an aggregate of approximately $1,200,000 will be paid out six months after the effective date of a restructuring. No amounts are considered earned until the effective date of a restructuring. In Fiscal 1996, approximately $363,000 was accrued and included in restructuring fees and expenses in the accompanying Consolidated Statements of Operations.

      The Company has provided for all estimated future costs associated with certain defective roofing products sold by the Predecessor Stevens Division operations. The liability for future costs associated with these defective roofing products is subject to management's best estimate, including factors such as expected future claims by geographic region and roofing compound applied; expected costs to repair or replace such roofing products; estimated remaining length of time that such claims will be made by customers; and the estimated costs to litigate and settle certain claims now in litigation and those that may result in future litigation. Based on warranties that were issued on the roofs, the Company estimates that the defective roofing product claims will be substantially settled by 2000. Management updates its assessment of the adequacy of the remaining reserve for defective roofing products quarterly and if it is deemed that an adjustment to the reserve is required, it will be charged to operations in the period in which such determination is made. Based on management's estimate of a range of future costs, the Company recorded a $5,000,000 addition to the liability for such defective products, charged to other expense in the accompanying Fiscal 1995 Consolidated Statement of Operations. No additional amounts were accrued in Fiscal 1996. The Company charges the costs of settling these defective material obligations as a reduction of the recorded liability balance and, accordingly, such costs are not charged against the results of operations. Payments on the defective product liability claims were $3,870,000, $4,040,000 and $3,111,000 in fiscal years 1994, 1995 and 1996, respectively.

      In connection with the sale of the Automotive Assets in June 1994, the Company invested $39.5 million of the sale proceeds in long-term securities (principally United States Treasury Securities maturing in
      1997) designated by management to be available to satisfy possible contingent tax liabilities. The investments are classified as "held-to-maturity" and recorded at amortized cost. As of October 28, 1995 and November 2, 1996, the aggregate fair value of the United States Treasury Securities was approximately $43,400,000 and $46,200,000, respectively, with gross unrealized holding gains of approximately $500,000 and $400,000 in Fiscal 1995 and 1996, respectively.

      The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

10.   RETIREMENT PLANS

      Defined Benefit Pension Plan - Substantially all of the Company's employees are covered by a company-sponsored defined benefit pension plan. The plan also provides benefits to individuals employed by the Automotive Businesses which were sold by the Company on June 28, 1994, the Carpet Business sold on November 16, 1995 and the Rubber Products Business sold on September 30, 1996. The benefits of these former employees were "frozen" at the respective dates of sale of the businesses. Accordingly, these former employees will retain benefits earned through the respective disposal dates, however, they will not accrue additional benefits. In addition, the plan provides benefits to individuals employed by the Dunean plant which was closed effective October 28, 1996. Benefits for employees who were terminated as a result of the plant closing were also "frozen" as of October 28, 1996 and no additional benefits will accrue subsequent to that date. The plan provides pension benefits that are based on the employees' compensation during the last ten years of employment. The Company's policy is to fund the annual contribution required by applicable regulations.

      Assets of the pension plan are invested in common and preferred stocks, government and corporate bonds, real estate and various short-term investments.

      A reconciliation as of the most recent measurement date (November 1, 1995) of the funded status of the plan with amounts reported in the Company's Consolidated Balance Sheets follows (in thousands):

                                                        October 28,  November 2,
                                                            1995         1996
                                                        ----------   ----------
      Actuarial present value of benefit obligations:
        Vested                                             $89,236   $88,983
        Non-vested                                             613       377
                                                            ------    ------
      Accumulated benefit obligation                        89,849    89,360
      Provision for future pay increases                     6,232     6,755
                                                            ------    ------
        Total projected benefit obligation                  96,081    96,115
      Plan assets at fair value                             91,996    89,410
                                                            ------    ------
      Projected benefit obligation greater than plan assets (4,085)   (6,705)
      Unrecognized net loss                                  4,460     4,212
      Prior service cost not yet recognized in net
        periodic pension cost                                5,598     3,548
                                                             -----     -----
      Pension asset in accompanying Consolidated
        Balance Sheets                                       $5,973   $1,055
                                                             ======   ======

                                                  Fiscal    Fiscal    Fiscal
      Components of net periodic pension cost:     1994      1995      1996
                                                  ---------------------------
        Service cost-benefits earned during
          the period                              $2,925    $2,483  $2,378
        Interest cost on projected benefit
          obligation                               6,987     7,131   7,048
        Return on plan assets                      3,802   (15,628) (7,674)
        Net amortization and deferral            (10,291)    8,478     451
                                                 -------    ------   ------
        Net periodic pension cost                  3,423     2,464   2,203
        Cost allocated to discontinued operations  1,051       444    -
                                                  ------    ------    -
        Net periodic pension cost for continuing
           operations                             $2,372    $2,020  $2,203
                                                  ======    ======  =======

      On February 15, 1996, the Company offered special early retirement benefits to approximately fifty salaried employees who met certain criteria. Approximately $2.2 million of pension benefits were paid in lump-sums by the plan to twenty-eight employees who accepted the offer. In Fiscal 1996 a charge of $1,125,000 representing the actuarial cost to the plan of the early retirement offer as accepted by the employees is included in other expense in the accompanying Consolidated Statement of Operations.

      In Fiscal 1996 the Company recognized losses of approximately $632,000 for pension curtailment and special termination benefits in accordance with SFAS No. 88, "Employees' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", which related primarily to the sale of the Rubber Products Business and the Dunean plant closing and related termination of participation in the plan of these employees.

      The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation at October 28, 1995 and November 2, 1996 was 7.8%. The expected long-term rate of return on assets was 9% at October 28, 1995 and November 2, 1996. The assumed rate of increase in compensation levels was based on age-related tables at October 28, 1995 and November 2, 1996. Effective November 1, 1993, the Company amended the benefit formula for salaried employees to provide for an additional benefit on compensation in excess of the average social security wage base.

      401(k) Savings Plan - The Company also has a savings, investment and profit-sharing plan available to employees meeting eligibility requirements. Effective January 1, 1994, the Company amended the plan to include coverage of hourly wage employees (previously the plan covered substantially only salaried employees). The plan is a tax qualified plan under Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 25% of each participant's contribution with a maximum matching contribution of 1-1/2% of the participant's base compensation. Company contributions were approximately $536,000 in Fiscal 1994, $589,000 in Fiscal 1995 and $587,000 in Fiscal 1996.

      Postretirement Benefits - The Company has several unfunded postretirement plans that provide certain health care and life insurance benefits to eligible retirees. The plans are contributory, with retiree contributions adjusted periodically, and contain cost-sharing features such as deductibles and coinsurance. The Company's life insurance plan provides benefits to both active employees and retirees. Active employee contributions in excess of the cost of providing active employee benefits are applied to reduce the cost of retirees' life insurance benefits. The following table sets forth the status of the Company's postretirement plans as recorded in the accompanying Consolidated Balance Sheets (in thousands):

      Accumulated postretirement benefit obligation (APBO):
                                                       October 28,   November 2,
                                                         1995          1996
                                                       ----------    -----------

         Retirees                                       $2,974       $1,721
         Fully eligible active plan participants         1,242        1,075
         Other active plan participants                    551          914
         Unrecognized gain                                 482        1,098
                                                        ------       ------
         Accrued postretirement benefit plan liability  $5,249       $4,808
                                                        ======       ======

      Net periodic postretirement benefit expense included the following components (in thousands):

                                                      Fiscal  Fiscal  Fiscal
                                                       1994    1995    1996
                                                       ----    ----    ----
         Service cost for benefits earned            $  7     $  1    $  5
         Interest cost on APBO                        352      357     297
                                                      ---     ----    ----
         Net periodic postretirement cost            $359     $358    $302
                                                     ====     ====    ====

      In Fiscal 1996, the Company recognized a curtailment gain of approximately $347,000 related to the sale of the Rubber Products Business and the Dunean plant closing, and related termination of participation in the plans of these employees.

      Since the Company has capped its annual liability per person and all future cost increases will be passed on to retirees, the annual rate of increase in health care costs does not affect the postretirement benefit obligation.

      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.8% as of October 28, 1995 and November 2, 1996.

      Postemployment Benefits - Effective October 31, 1993, the Company adopted SFAS No. 112, which requires that the cost of benefits provided to former or inactive employees after employment but before retirement be recognized on the accrual basis of accounting instead of when paid, as had been the Company's practice.

      The cumulative effects as of October 31, 1993 of adopting SFAS No. 112 were to increase accrued postemployment benefit costs by approximately $708,000 and charge income for approximately $708,000. Income taxes were not applicable. The effect of adopting SFAS No. 112 on income from operations in 1994 was not significant. The liability for postemployment benefits at October 28, 1995 and November 2, 1996 is included in other long-term liabilities in the accompanying Consolidated Balance Sheets.

11.RELATED PARTIES

      The Company incurred fees of $1,250,000 in Fiscal 1994 and $1,000,000 in each of Fiscal 1995 and 1996 for management services provided by a certain shareholder pursuant to a management services agreement. The balance sheets as of October 28, 1995 and November 2, 1996 include accrued fees of $1,000,000 each in other accrued expenses. The agreement provides for payments of $1,000,000 to the shareholder annually through the year 2001. Payment of the Fiscal 1996 accrued management fee is limited to $450,000 by the Company's senior credit facility, as amended on September 6, 1996, with the balance to be paid upon the earlier of the consummation of a financial restructuring as discussed in Note 14 or completion of the Company's 1997 second fiscal quarter.

12.BUSINESS SEGMENTS

      The Company competes in three industry segments: Apparel Fabrics and Products, Industrial Fabrics and Products and Home Fashion Textiles. The apparel fabrics and products segment manufactures a broad range of apparel fabrics and apparel related products, including unfinished woven apparel fabrics (greige goods) for men's, women's and children's wear, and spun yarns for use in apparel. The industrial fabrics and products segment manufactures commercial roofing products made from woven synthetic fabrics and rubber-based specialty polymer compounds, other building construction products made from glass and synthetic fibers, various industrial products which generally have insulation or filtration characteristics, and other rubber products and various extruded polyurethane products. The home fashion textiles segment manufactures a variety of unfinished woven fabrics and yarns for use in the manufacturing of draperies, curtains and lampshades and is a major producer of solution-dyed drapery fabrics.

      Export sales are approximately 4% of net sales and the Company has no significant foreign operations. Earnings by business segment represent operating profit, excluding net unallocated corporate operating expenses. Identifiable segment assets are those assets used in the operations of the segment. Corporate assets are cash and other assets.

      Industry segment information (in thousands):
                                                 Fiscal     Fiscal    Fiscal
                                                  1994       1995      1996
                                                  ----       ----      ----
      Net sales:
        Apparel fabrics and products            $254,810   $247,846  $221,799
        Industrial fabrics and products          169,736    191,985   193,001
        Home fashion textiles                     37,325    32,734     34,024
                                                 -------    ------    -------
                                                $461,871   $472,565  $448,824
                                                ========   ========  ========
      Operating profit (loss):
        Apparel fabrics and products             $18,487    $16,667  $(22,422)
        Industrial fabrics and products            7,618      7,590     5,947
        Home fashion textiles                      2,564      1,749       647
        Indirect corporate expenses, net          (7,438)    (5,345)   (6,257)
                                                --------   --------  --------

        Operating profit (loss)                   21,231     20,661   (22,085)

      Valuation allowance on Gulistan Securities  -         -          (4,242)
      Interest income                                749     2,821      2,856
      Interest expense                           (55,570)   (39,946)  (40,510)
      Restructuring fees and expenses             -         -          (2,255)
                                                 --------   --------  -------

      Loss before income taxes, discontinued
        operations, extraordinary items and
        cumulative effects on accounting
        changes                                 $(33,590)  $(16,464) $(66,236)
                                                ========   ========  ========

      Depreciation and amortization expense:
        Apparel fabrics and products             $13,329   $12,722    $12,946
        Industrial fabrics and products            6,103     5,690      6,282
        Home fashion textiles                      2,359     2,394      2,517
                                                 -------    ------    -------
         Total segments                           21,791    20,806     21,745
        Corporate and other                        1,415       979        994
                                                 -------    --------  --------
                                                 $23,206    $21,785   $22,739
                                                 =======    ========  ========

      Capital expenditures:
        Apparel fabrics and products             $ 8,120    $8,852    $ 4,389
        Industrial fabrics and products            6,171     9,312      4,545
        Home fashion textiles                      4,122       643        899
                                                 -------    ------    -------
         Total segments                           18,413    18,807      9,833
        Corporate and other                           10         4          1
                                                 -------    -------   -------
                                                 $18,423    $18,811   $ 9,834
                                                 =======    =======   =======

      Industry segment information (in thousands):

                                           October 29,  October 28, November 2,
                                               1994        1995         1996
                                           ----------   ----------  -----------
      Identifiable assets:

        Apparel fabrics and products          $171,164   $165,622  $127,909
        Industrial fabrics and products        106,124    115,710   101,376
        Home fashion textiles                   24,752     20,731    21,333
                                               -------   --------   -------
         Total segments                        302,040    302,063   250,618
        Corporate and other                     81,087     81,827    85,309
                                               -------   --------   -------
                                               383,127    383,890   335,927
        Net assets held for sale                69,684     28,932    -
                                               -------   --------   -------
                                               $452,811  $412,822   $335,927
                                               ========  ========   ========

13.   JOINT VENTURE

      In May 1996, JPS purchased a 50% ownership interest in a Mexican corporation engaged in the manufacture and sale of textile products for the apparel industry in Mexico. The investment is accounted for on the equity method of accounting. As of November 2, 1996, the carrying value of the investment was approximately $146,000. The effect of the joint venture on Fiscal 1996 results of operations was not significant.

      In 1996, the Company had sales to the joint venture of approximately $2.0 million. As of November 2, 1996, the Company's accounts receivable from the joint venture was approximately $1.8 million.

14.   LIQUIDITY AND GOING CONCERN

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has had recurring net losses from continuing operations since its inception, has a net shareholder's deficiency of approximately $108,986,000 at November 2, 1996, is in default on its senior subordinated discount notes, senior subordinated notes and subordinated debentures, and, under the circumstances discussed below, the Company's senior revolving credit facility expires on March 1, 1997. The Company's senior revolving credit facility (or a similar credit facility) is essential for the Company's continued operations. On September 6, 1996, the senior credit agreement was amended to, among other things, extend its expiration date and reduce the interest rate by 0.25%. Under the terms of the amended credit agreement, the senior credit facility expires on March 1, 1997 (unless otherwise extended) if JPS has not commenced a case under chapter 11 of the Bankruptcy Code. If such a case is commenced on or prior to March 1, 1997, the senior credit facility will be extended automatically to the earlier of November 1, 1997 or the effective date of a reorganization under chapter 11 of the Bankruptcy Code (see Note 15). In addition, the loan covenants were amended to be based upon the activities of the consolidated operating subsidiaries (C&I Elastomerics) rather than the consolidated Company (i.e., excludes the assets and liabilities of the parent company and other non-operating subsidiaries). The amended credit agreement does not permit additional borrowings by the borrowing subsidiaries for, among other things, loans or dividends to JPS for the payment of interest on its notes and debentures. As a result of the aforementioned restriction on the use of proceeds of revolving loans, JPS did not make scheduled

      November 15, 1996 interest payments of approximately $1.9 million on its subordinated debentures and did not make scheduled December 1, 1996 interest payments of approximately $5.4 million on its senior subordinated discount notes and approximately $3.6 million on its senior subordinated notes. The failure to make these scheduled interest payments constitutes an event of default under the indentures governing these debt securities. As a result, the holders of these debt securities are entitled to accelerate the debt represented thereby, among other things. JPS does not have the ability to repay such indebtedness if the same were to be accelerated.

      On May 8, 1996, JPS engaged The Blackstone Group, L.P. to act as its financial advisor in connection with a potential financial restructuring of its debt obligations. In addition, at the request of the holders of a substantial majority of its outstanding bonds, JPS engaged Houlihan, Lokey, Howard & Zukin, Inc., effective April 10, 1996 to act as financial advisors to the holders of JPS's debt securities in connection with such a financial restructuring. JPS has provided substantial information to these financial advisors on a confidential basis regarding the Company's business, strategies, plans and prospects. In addition, JPS is discussing the terms of a potential financial restructuring with these advisors and the holders of a substantial majority of its outstanding bonds. JPS's ability to accomplish a restructuring of the terms of its debt securities or any refinancing thereof will depend on a number of factors, including its operating performance, market conditions and the ability of JPS and its bondholders to come to an agreement as to the appropriate terms of any such restructuring. Although no agreement, formal or informal, has been reached between JPS and its bondholders regarding the terms of a potential financial restructuring, management is optimistic that a restructuring will be accomplished. Management is unable to predict the impact of any such restructuring on the accompanying financial statements. If JPS is not successful in this regard, the default on JPS's debt securities and its inability to service such debt as required raise substantial doubt about JPS's ability to continue as a going concern.

15.   SUBSEQUENT EVENTS (UNAUDITED)

      On May 16, 1997, JPS and JPS Capital reached an agreement in principle on the terms of a financial restructuring plan with an unofficial committee of bondholders representing more than 60% of its outstanding public debt to convert 100% of such debt to equity. Pursuant to a disclosure statement dated June 25, 1997, on June 26, 1997, JPS and JPS Capital solicited votes from its security holders for the acceptance or rejection of the restructuring plan. This solicitation was conducted prior to the filing by JPS of a case under the Bankruptcy Code so as to significantly shorten the pendency of the bankruptcy proceeding and to simplify its administration. JPS and JPS Capital's solicitation was successfully completed on July 28, 1997 and the prepackaged chapter 11 case was commenced on August 1, 1997. JPS's operating subsidiaries are not parties to this chapter 11 case.

      Under the proposed restructuring plan, all of JPS's notes and debentures, with a carrying value of $242.4 million on May 3, 1997, will be exchanged for substantially all of the reorganized company's New Common Stock. Specifically, holders of JPS's 10.25% senior subordinated notes and 10.85% senior subordinated discount notes will receive, among other things, $14 million in cash, contingent notes issued by JPS Capital, providing payment of up to $34 million plus interest on the occurrence of certain events, and approximately 93.30% of the New Common Stock of reorganized JPS. The holders of the 7% subordinated debentures will receive approximately 5.95% of the New Common Stock. JPS's senior management will receive approximately 0.75% of the New Common Stock in lieu of payment under the contractual retention bonus agreements described in Note 9. The plan also provides for the exchange of all of JPS's senior preferred stock for warrants to purchase New Common Stock of the reorganized company and cancellation of JPS's existing junior preferred stock and common stock. Members of JPS's senior management team are expected to enter into new employment agreements in connection with the restructuring.

      The Company's existing senior credit facility, which was scheduled to expire on March 1, 1997, was amended to extend its expiration date to August 8, 1997 if JPS had not commenced a case under Chapter 11 of the Bankruptcy Code on or prior to such date. Since the chapter 11 case was commenced prior to that date, the expiration date was automatically extended to the earlier of November 1, 1997 or the effective date of the reorganization under Chapter 11 of the Bankruptcy Code.

      Because of the restrictions on the use of borrowings under the existing credit facility as described in Note 6, JPS did not make a scheduled May 15, 1997 interest payment of approximately $1.9 million on its subordinated debentures and did not make scheduled June 1, 1997 interest payments of approximately $5.4 million on its senior subordinated discount notes and approximately $3.6 million on its senior subordinated notes. In addition, JPS failed to mandatorily redeem, on June 1, 1997, approximately $37.8 million in aggregate principal amount of its senior subordinated discount notes and approximately $31.2 million in aggregate principal amount of its senior subordinated notes.

      The indentures governing the notes and debentures provide for the payment of interest on overdue installments of interest and principal, payable on demand at the rate of 1% per annum in excess of the interest rate then in effect. In the six months ended May 3, 1997, the Company accrued approximately $474,000 under these provisions, all of which remained unpaid as of May 3, 1997.

      Dividends on JPS's senior preferred stock are cumulative and calculated based on an annual rate of 6% of the liquidation preference and are paid quarterly. Under the terms of various credit agreements, dividends must be in the form of additional shares until 1998. JPS did not declare and accordingly has not distributed the scheduled November 15, 1996, February 15, 1997 and May 15, 1997 preferred stock dividends of 8,079 shares, 8,203 shares and 8,326 shares, respectively. Under the terms of the proposed restructuring, all senior preferred stock would be exchanged for warrants to purchase new common stock of the reorganized company.

      A revolving credit facility similar to the existing senior credit facility under the restated credit agreement is essential for the Company's continued operations. On the effective date of the reorganization, the Company expects to obtain a new revolving credit facility. On August 11, 1997, the Company accepted a proposal submitted by Citicorp for a $135 million secured revolving credit facility with a five-year term. Availability under the new facility would be subject to a borrowing base comprised of eligible receivables and inventory and a portion of fixed assets. A letter of credit sub-facility in an amount of $20 million would be available as part of the new facility with undrawn face amount of outstanding letters of credit reserved against the total availability under the new facility.

      The new credit facility is subject to completion of Citicorp's collateral review and confirmation of the Company's chapter 11 reorganization plan and the approval of the terms and conditions thereof by the Unofficial Bondholder Committee.

      As a result of the consummation of the Plan of Reorganization and the transactions contemplated thereby, the Company will adopt the fresh start principles of Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants. The Company's reorganization value will be allocated to specific tangibles and identifiable intangible assets. Any unallocated portion of the reorganization value will be amortized over a specific period, currently estimated to be 20 years. As a result of the application of SOP 90- 7, the financial condition and results of operations of the reorganized company from and after the effective date may not be comparable to the financial condition or results of operations reflected in the historical financial statements set forth elsewhere herein.

JPS TEXTILE GROUP, INC.                                      INDEX TO SCHEDULE


INDEX TO FINANCIAL STATEMENT SCHEDULE
For the Fiscal Years Ended October 29, 1994,
October 28, 1995 and November 2, 1996




FINANCIAL STATEMENT SCHEDULE

II.   Valuation and Qualifying Accounts and Reserves                 S-2






Note: All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

JPS TEXTILE GROUP, INC.                                            SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
   (IN THOUSANDS)


                                Column A    Column B    Column C     Column D    Column E
                                ----------  ---------   ---------    ---------   ---------
                                                        Charged to
                                Balance at  Charged to    Other                    Balance at
                                Beginning   Costs and   Accounts     Deductions    End of
      Classification            of Period   Expenses    Describe     Describe      Period
      --------------            ---------   ----------  ----------   -----------   ----------
                                                         (a)         (b)
Allowances Deducted from Asset
   to Which They Apply:

Fiscal Year Ended
October 29, 1994 (52 Weeks)
   Allowance for doubtful
         accounts                 $1,938       $748       $ 847      $1,606         $1,927
   Claims, returns and other
         allowances                  777        (73)        369         423            650
                                  ------       ----       -----      ------         ------
                                  $2,715       $675       $1,216     $2,029         $2,577
                                  ======       ====       ======     ======         ======

Fiscal Year Ended
October 28, 1995 (52 Weeks)
   Allowance for doubtful
         accounts                 $1,927      $(114)       $ 206      $  69         $1,950
   Claims, returns and other
         allowances                  650       ----          175        644            181
                                  ------       ----       -----      ------         ------
                                  $2,577      $(114)       $ 381      $ 713         $2,131
                                  ======      ======       =====       =====        ======

Fiscal Year Ended
November 2, 1996 (53 Weeks)
   Allowance for doubtful
         accounts                 $1,950       $ 72        $ 563      $ 237         $2,348
   Claims, returns and other
         allowances                  181          -          338        356            163
                                    ----       ----         ----       ----           ----
                                  $2,131       $ 72        $ 901      $ 593         $2,511
                                  ======       ====        =====      =====         ======

(a) Change in various reserves charged to net sales.

(b) Uncollected receivables written off, net of recoveries.


Exhibit
Number                            Description
------                            -----------

2.1(i) Plan of Reorganization of JPS Textile Group, Inc., a Delaware corporation ("JPS"), filed pursuant to Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), dated February 7, 1991 (the
            "Plan").(2)

2.1(ii) Revised Technical and Conforming Amendment to the Plan, dated March 20, 1991.(2)

2.2 Plan of Reorganization of JPS, filed pursuant to the Bankruptcy Code, dated August 1, 1997, including the exhibits thereto.(1)

3.1 Restated Certificate of Incorporation of JPS, filed with the Secretary of State of the State of Delaware on April 1, 1991.(2)

3.2         By-laws of JPS.(2)

3.3 Certificate of Designations of JPS's Series A Senior Preferred Stock (the "Senior Preferred Stock").(2)

3.4         Certificate of Designations of JPS's Series B Junior Preferred
            Stock.(2)

4.1 Indenture, dated as of April 2, 1991 (the "Discount Note Indenture"), between JPS and First Trust National Association ("First Trust"), as Trustee, relating to JPS's Senior Subordinated Discount Notes due June 1, 1999 (the "Discount Notes").(2)

4.2 Form of Discount Note, incorporated by reference to Exhibit A to the Discount Note Indenture.(2)

4.3 Indenture, dated as of April 2, 1991 (the "Subordinated Note Indenture"), between JPS and First Trust, as Trustee, relating to JPS's 10.25% Senior Subordinated Notes due June 1, 1999 (the "Subordinated Notes").(2)

4.4 Form of Subordinated Note, incorporated by reference to Exhibit A to the Subordinated Note Indenture.(2)

4.5 Indenture, dated as of April 2, 1991 (the "Debenture Indenture"), between JPS and First Bank National Association, as Trustee, relating to JPS's 7% Subordinated Debentures due May 15, 2000 (the "Debentures").(2)

Exhibit
Number                            Description
------                            -----------

4.6 Form of Debenture, incorporated by reference to Exhibit A to the Debenture Indenture.(2)

4.7 Stockholders' Agreement, dated as of April 2, 1991, among Odyssey Partners, L.P. ("Odyssey Partners"), DLJ Capital Corp. ("DLJ Capital") and Lincoln National Bank and Trust Company of Fort Wayne ("Lincoln National").(2)

4.8 Letter Agreement, dated April 2, 1991 regarding certain rights of "co-sale" granted by Odyssey Partners, DLJ Capital and Lincoln National to the holders of JPS's Class A Common Stock.(2)

4.9         Letter Agreement, dated April 2, 1991, among Odyssey Partners, Grant
            M. Wilson, William J. DeBrule and Yehochai Schneider.(2)

9.1 Voting Trust Agreement, dated as of April 2, 1991, between DLJ Capital and Lincoln National.(2)

10.1 Management Agreement, dated as of April 2, 1991, between JPS and Odyssey Investors, Inc.(2)

10.2 Registration Rights Agreement, dated as of April 2, 1991, by and among JPS and the holders of JPS's Senior Notes, Discount Notes, Subordinated Notes, Senior Preferred Stock and Class A Common Stock (collectively, the "Securities").(2)

10.3 Loan and Security Agreement, dated as of October 30, 1991 (the "CIT Loan Agreement"), between JPS Converter and Industrial Corp., a Delaware corporation ("JCIC") and The CIT Group/Equipment Financing, Inc. ("CIT").(2)

10.4 First Amendment to the CIT Loan Agreement, dated as of June 26, 1992, by and between JCIC and CIT.(2)

10.5 Second Amendment to the CIT Loan Agreement, dated as of December 22, 1992, by and between JCIC and CIT.(2)

10.6 Agreement of Lease, dated as of June 1, 1988, by and between 1185 Avenue of the Americas Associates ("1185 Associates") and JCIC.(2)

Exhibit
Number                            Description
------                            -----------

10.7 Lease Modification and Extension Agreement, dated as of April 2, 1991, by and between 1185 Associates and JCIC.(2)

10.8 Third Amendment to the CIT Loan Agreement, dated as of August 6, 1993, by and between JCIC and CIT.(4)

10.9 Trademark License Agreement, dated as of May 9, 1988, by and between J.P. Stevens and JPS Acquisition Corp. (predecessor to JPS).(4)

10.10 Omnibus Real Estate Closing Agreement, dated as of May 9, 1988, by and among J.P. Stevens, JPS Acquisition Corp., JPS Acquisition Automotive Products Corp., JPS Acquisition Carpet Corp., JPS Acquisition Industrial Fabrics Corp., JPS Acquisition Converter and Yarn Corp. and JPS Acquisition Elastomerics Corp.(4)

10.11 Purchase Agreement, dated as of April 24, 1988, by and among JPS Holding Corp., JPS, Odyssey Partners, West Point-Pepperell, Inc., STN Holdings Inc., Magnolia Partners, L.P. and J.P. Stevens.(4)

10.12 Asset Purchase Agreement, dated as of May 25, 1994, by and among JPS, JPS Automotive Products Corp., a Delaware corporation, JCIC, JPS Auto Inc., a Delaware corporation, and Foamex International Inc., a Delaware corporation.(5)

10.13 Fourth Amended and Restated Credit Agreement (the "Existing Credit Agreement"), dated as of June 24, 1994, by and among JPS, JCIC, JPS Elastomerics Corp., a Delaware corporation ("JEC"), JPS Carpet Corp., a Delaware corporation ("JCC"), the financial institutions listed on the signature pages thereof, Citibank, N.A. ("Citibank") as Agent and Administrative Agent, and General Electric Capital Corporation ("GECC") as Co-Agent and Collateral Agent.(6)

10.14 First Amendment to the Existing Credit Agreement, dated as of November 4, 1994, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as Agent and Administrative Agent, and GECC as Co-Agent and Collateral Agent.(7)

10.15 Second Amendment to the Existing Credit Agreement, dated as of December 21, 1994, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as Agent and Administrative Agent, and GECC as Co-Agent and Collateral Agent.(7)

Exhibit
Number                            Description
------                            -----------

10.16 Fourth Amendment to CIT Loan Agreement, dated as of December 29, 1994, by and between JCIC and CIT.(6)

10.17 Lease Modification and Extension Agreement, dated as of April 30, 1993, by and between 1585 Associates and JCIC.(7)

10.18       Long-Term Incentive Plan of JPS effective November 1, 1994.(9)

10.19 Third Amendment to the Existing Credit Agreement, dated as of May 31, 1995 by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as Agent and Administrative Agent, and GECC as Co-Agent and Collateral Agent.(8)

10.20 Fourth Amendment to the Existing Credit Agreement, dated as of October 28, 1995 by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as Agent and Administrative Agent, and GECC as Co-Agent and Collateral Agent.(12)

10.21 Lease Modification and Extension Agreement, dated as of November 17, 1994, by and between 1185 Associates and JCIC.(13)

10.22 Asset Transfer Agreement, dated as of November 16, 1995, by and among JPS, JPS Carpet Corp., a Delaware corporation, Gulistan Holdings Inc. ("GHI"), a Delaware corporation, and Gulistan Carpet Inc., a Delaware corporation and wholly-owned subsidiary of GHI.(10)

10.23 Fifth Amendment to the Existing Credit Agreement, dated as of May 6, 1996, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(11)

10.24 Sixth Amendment to the Existing Credit Agreement, dated as of May 15, 1996, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(11)

Exhibit
Number                            Description
------                            -----------

10.25 Seventh Amendment to the Existing Credit Agreement, dated as of July 22, 1996, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(12)

10.26 Eighth Amendment to the Existing Credit Agreement, dated as of September 6, 1996, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(12)

10.27 Retention Bonus Agreement, dated July 12, 1996, between JPS and Jerry E. Hunter.(12)

10.28 Retention Bonus Agreement, dated July 12, 1996, between JPS and David H. Taylor.(12)

10.29 Retention Bonus Agreement, dated July 12, 1996, between JPS and Monnie L. Broome.(12)

10.30       Employment Agreement, dated October 30, 1995, between JPS and Jerry
            E. Hunter.(12)

10.31       Employment Agreement, dated October 30, 1995, between JPS and David
            H. Taylor.(12)

10.32       Employment Agreement, dated October 30, 1995, between JPS and Monnie
            L. Broome.(12)

10.33 Employment Agreement, dated May 1, 1993 and amended September 11, 1995 between JPS and Carl Rosen.(12)

10.34 Employment Agreement, dated December 23, 1991 and amended August 20, 1996 and December 23, 1996 between JPS and Bruce Wilby.(13)

10.35 Asset Purchase Agreement, dated as of September 30, 1996 between Elastomer Technologies Group, Inc., a Delaware corporation, and JEC.(13)

10.36 Receivables Purchase Agreement dated as of September 30, 1996 between The Bank of New York Commercial Corporation, a New York corporation, and JEC.(13)

10.37 Ninth Amendment to Existing Credit Agreement, dated as of February 21, 1997, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(14)

Exhibit
Number                            Description
------                            -----------

10.38 Tenth Amendment to the Existing Credit Agreement, dated as of April 29, 1997, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(15)

10.39 Eleventh Amendment to the Existing Credit Agreement, dated as of May 15, 1997, by and among JPS, JCIC, JEC, JCC, the financial institutions listed on the signature pages thereof, Citibank, as agent and Administrative Agent and GECC as Co-Agent and Collateral Agent.(15)

10.40 Credit Facility Agreement, dated as of September __, 1997, by and among JPS, C&I, Elastomerics, the financial institutions listed on the signature pages thereto, and the agent and co-agent party thereto.(3)

24.1 Power of Attorney relating to JPS (included as part of the signature page hereof).

27.1        Financial data schedule.(10)


-------------------------------

   (1) Previously filed as an exhibit to JPS's Current Report on Form 8-K dated July 2, 1997.

   (2) Previously filed as an exhibit to JPS's Registration Statement No. 33-58272 on Form S-1, declared effective by the SEC on July 26, 1993.

   (3)              To be filed by amendment hereto.


   (4) Previously filed as an exhibit to JPS's Annual Report on Form 10-K for the year ended October 30, 1993.

   (5) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended April 30, 1994.

   (6) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended July 30, 1994.

   (7) Previously filed as an exhibit to JPS's Annual Report on Form 10-K for the year ended October 29, 1994.

   (8) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995.

Exhibit
Number                            Description
------                            -----------

   (9) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended January 28, 1995.

   (10) Previously filed as an exhibit to JPS's Current Report on Form 8-K dated December 1, 1995.

   (11) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended April 27, 1996.

   (12) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended July 27, 1996.

   (13) Previously filed as an exhibit to JPS's Annual Report on Form 10-K for the year ended November 2, 1996.

   (14) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended February 1, 1997.

   (15) Previously filed as an exhibit to JPS's Quarterly Report on Form 10-Q for the quarter ended May 3, 1997.